The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
A filing fee of $28,221.52, calculated in accordance with
Rule 457(r), has been transmitted to the SEC in connection
with the securities offered from the registration statement
(Reg. Nos. 333-138010 and 333-138010-01)
by means of this prospectus supplement.

SUBJECT TO COMPLETION, DATED OCTOBER 17, 2006
PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 16, 2006

7,500,000 Shares

Macquarie Infrastructure Company Trust

Each Share of Trust Stock Represents One Beneficial Interest in the Trust

We are selling 7,500,000 shares of our trust stock, each representing one beneficial interest in the trust. The purpose of Macquarie Infrastructure Company Trust is to hold 100% of the interests of Macquarie Infrastructure Company LLC. Each beneficial interest in the trust corresponds to one interest of Macquarie Infrastructure Company LLC.

The shares trade on the New York Stock Exchange under the symbol “MIC.” On October 13, 2006, the closing price of shares of our trust stock on the New York Stock Exchange was $30.43.

The underwriters may also purchase up to an additional 1,125,000 shares of trust stock from us at the public offering price, less the underwriting discounts, within 30 days from the date of this prospectus supplement to cover overallotments.

Investing in the shares involves risks. See “Risk Factors” on page S-14 of this prospectus supplement.

Underwriting
	Price to	Discounts and
	Public	Commissions	Proceeds to Us

Per Share	$	$	$
Total	$	$	$

Delivery of the shares will be made on or about          , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.	Citigroup	Credit Suisse

A.G. Edwards
Jefferies & Company
Macquarie Securities (USA) Inc.
Stifel Nicolaus

The date of this prospectus supplement is          , 2006.

Australian banking regulations that govern the operations of Macquarie Bank Limited and all of its subsidiaries, including our Manager, require the following statements: Investments in Macquarie Infrastructure Company Trust are not deposits with or other liabilities of Macquarie Bank Limited or of any Macquarie Group company and are subject to investment risk, including possible delays in repayment and loss of income and principal invested. Neither Macquarie Bank Limited nor any other member company of the Macquarie Group guarantees the performance of Macquarie Infrastructure Company Trust or the repayment of capital from Macquarie Infrastructure Company Trust.

S-i

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

In this prospectus supplement and the accompanying prospectus, we rely on and refer to information and statistics regarding market data and the industries of our businesses and investments obtained from internal surveys, market research, independent industry publications and other publicly available information, including publicly available information regarding listed stock. The information and statistics are based on industry surveys and our Manager’s and its affiliates’ experience in the industry.

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which discusses the terms of this offering of shares of our trust stock. The second part is the accompanying prospectus, dated October 16, 2006, that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using the SEC’s shelf registration rules. In this prospectus supplement, we provide you with specific information about the terms of this offering of the shares. Both this prospectus supplement and the accompanying prospectus include important information about us, the shares and other information you should know before investing in the shares. This prospectus supplement also adds to, updates and changes some of the information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as the information contained in any document incorporated by reference herein or therein, is accurate as of the date of each such document only, unless the information specifically indicates that another date applies. See “Incorporation of Certain Documents by Reference.”

S-iii

SUMMARY

This summary highlights information incorporated by reference or contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that may be important to you. You should read carefully all of the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the information set forth under the caption “Risk Factors” beginning on page S-14 of this prospectus supplement and on page 4 of the accompanying prospectus, respectively, and our consolidated financial statements and the related notes thereto incorporated by reference herein before making a decision to invest in shares of our trust stock.

Macquarie Infrastructure Company Trust, a Delaware statutory trust that we refer to as the trust, owns its businesses and investments through Macquarie Infrastructure Company LLC, a Delaware limited liability company that we refer to as the company. Except as otherwise specified, “Macquarie Infrastructure Company,” “MIC,” “we,” “us,” and “our” refer to both the trust and the company and its subsidiaries together. The company owns the businesses located in the United States through a Delaware corporation, Macquarie Infrastructure Company Inc., or MIC Inc., and a business located outside of the United States through a Delaware limited liability company. Macquarie Infrastructure Management (USA) Inc., the company that we refer to as our Manager, is part of the Macquarie Group of companies. References to the Macquarie Group include Macquarie Bank Limited and its subsidiaries and affiliates worldwide.

Overview

We own, operate and hold investments in a diversified group of infrastructure businesses primarily in the United States. We believe our infrastructure businesses, which offer basic everyday services, have a sustainable and stable cash flow profile and offer the potential for capital growth. Traditionally, infrastructure businesses have been owned by governments or private investors or have formed part of vertically integrated companies. By owning shares of our trust stock, investors have an opportunity to participate directly in the ownership of these businesses.

Our new businesses, all of which we acquired in the last six months, consist of:

•	The Gas Company, or TGC, a gas production and distribution business in Hawaii;

•	a 50% ownership interest in IMTT Holdings, the owner/operator of a bulk liquid storage terminal business, International-Matex Tank Terminals, or IMTT; and

•	Trajen Holdings, which owns and operates 23 fixed base operations, or FBOs, that are being integrated into our existing airport services business, Atlantic Aviation.

Our existing businesses consist of:

•	Atlantic Aviation, an airport services business that operates 19 FBOs in the United States;

•	Macquarie Parking, an off-airport parking business; and

•	a district energy business, conducted through Thermal Chicago and Northwind Aladdin.

In August 2006, we disposed of our investment in Macquarie Communications Infrastructure Group, or MCG, and in October 2006, we disposed of our 17.5% interest in the holding company that owns South East Water, or SEW, a regulated water utility in southeastern England. Additionally, in August 2006, we entered into an agreement to dispose of our interest in the holding company that owns 50% of the company that operates Yorkshire Link, or YLL, a 19-mile toll road south of Leeds in England. In September 2006, our 50% partner in this holding company exercised their pre-emptive rights over our interest. We expect this transaction to close by the end of February 2007.

Our Infrastructure Businesses

Private investment in infrastructure is a relatively new trend in the United States, although well established in other financial markets. Infrastructure businesses are generally characterized by the essential nature of the services they provide. Our existing businesses, such as our district energy and airport parking businesses, and our new businesses, including our gas production and distribution business, provide basic, everyday services to our customers. In addition, our infrastructure businesses, such as our FBOs and our bulk liquid storage terminal business, have long-lived, high-value physical assets with low ongoing maintenance capital expenditure requirements (in the case of our FBOs), are scalable, and offer significant barriers to entry for new participants. We invest in infrastructure businesses that we believe offer sustainable cash flows and the opportunity for future growth. We focus on the ownership and operation of infrastructure businesses with long-lived physical assets in the following categories:

•	“user pays,” such as our airport services, airport parking and bulk liquid storage terminal businesses, the revenues of which are derived from per-use or rental charges;

•	“contracted,” such as our district energy business, a majority of the revenues of which are derived from long-term contracts with governments or other businesses; and

•	“regulated,” such as the utility operations of our gas production and distribution business.

Infrastructure assets tend to be long-lived, require minimal or recoverable maintenance capital expenditure and are generally not subject to major technological change or rapid physical deterioration. This typically means that significant cash flow is available from infrastructure business to service debt, make distributions to shareholders and to renew and expand the business. Together with the potential capital appreciation realized through the active management of these businesses, investment in infrastructure offers the potential for both income and growth.

Our infrastructure businesses provide sustainable and growing long-term cash flows due to consistent customer demand and the businesses’ strong competitive positions, which result from high barriers to entry and our active management of our businesses. We believe the ongoing cash flows of our infrastructure businesses are protected by the nature of our businesses, including:

•	They own long-lived, high-value physical assets and generate predictable revenue streams.

•	All of our businesses, and particularly our airport services, district energy and bulk liquid storage terminal businesses, enjoy consistent, relatively inelastic demand for their services, which provides for stability of cash flows.

•	Our businesses, including our bulk liquid storage terminal and gas production and distribution businesses, benefit from preferred positions in their respective markets.

•	Our businesses have strong competitive positions, largely due to high barriers to entry, including:

•	high initial development and construction costs, such as the cost of cooling equipment and distribution pipes for our district energy business and the regulated distribution assets for our gas production and distribution business;

•	difficulty in obtaining suitable land, such as the waterfront land owned by our bulk liquid storage terminal business;

•	long-term, exclusive concessions or leases and customer contracts, such as those held by our airport services and district energy businesses; and

•	lack of cost-effective alternatives to customers in the foreseeable future, such as our district energy business.

•	Many of our businesses are scalable such that relatively small amounts of growth related capital expenditure can result in significant increases in EBITDA.

We actively manage our businesses by seeking to grow revenues while controlling expenses, improving marketing efforts to attract customers to use the services provided by our “user pays” and “regulated” businesses, and optimizing capital structures, thereby maximizing the cash available for distribution to holders of our trust stock. We believe we can grow our businesses at rates above the fundamental drivers associated with these businesses. For example, the fundamental driver of revenue growth for our airport parking business is the level of commercial airline passenger enplanements. The Federal Aviation Administration projects increases in the commercial passenger enplanements of approximately 3% per year. We believe that our ability to effectively market our services and manage yield will enable us to grow revenue in this business at rates above those forecasted by the Federal Aviation Administration.

The revenues generated by our infrastructure businesses can generally be expected to keep pace with inflation due to the pricing power often enjoyed by “user pays” businesses, the price increases built into the agreements with customers of “contracted” businesses, and the inflation and cost pass-through adjustments typically provided by the regulatory process to our “regulated” businesses. In addition, we employ interest rate swaps in connection with the majority of our businesses’ floating rate debt to protect our earnings from the higher costs that may result from interest rate increases.

Estimated Cash Available for Distribution

We analyze our businesses’ cash flows and results of operations on an ongoing basis to estimate cash available for distribution to shareholders. We believe this is a critical analysis as it demonstrates over time our continuing ability to make distributions to our shareholders.

We use cash from operations, a GAAP measure, as the starting point of this estimation. In the case of TGC, where this information is not available for historical periods prior to our acquisition, we use EBITDA instead as we believe it to be a reasonable proxy for cash from operations because of TGC’s minimal income tax liability during the periods presented. Cash from operations data for TGC will be available for future periods and, for future periods, we will use cash from operations as the basis for estimating TGC’s contribution to our cash available for distribution.

In calculating our estimated cash available for distribution in the table below, we made two general types of adjustments to cash from operations (or EBITDA). First, we made adjustments for certain cash items, excluding those that we believe do not affect estimated cash available for distribution over time and including those that we believe directly affect estimated cash available for distribution. Second, we made adjustments reflecting the full period impact of our acquisitions and disposals consummated or planned during the current year.

The first type of adjustments discussed above are generally categorized as follows:

•	Regularly recurring cash items not included in cash from operations, such as annualized cash capital expenditures and principal repayments. We deduct these items since they directly impact estimated cash available for distribution;

•	Regularly recurring items included in cash from operations that we believe result from timing of cash payments and receipts, such as movements in working capital. We adjust to exclude these items as we do not believe they impact estimated cash available for distribution over time;

•	Periodically recurring cash payments included in cash from operations but funded, or expected to be funded, from equity contributions or external financing, such as acquisition, integration and broken deal costs. We adjust to exclude these items as they are, or are expected to be, externally funded and do not directly impact estimated cash available for distribution; and

•	Periodic cash items not included in cash from operations that we expect to occur only occasionally, such as settlements of pre-acquisition items and release of debt reserves. We adjust to include these items as they directly impact estimated cash available for distribution.

We believe the categories and examples of adjustments to cash from operations (or EBITDA) presented above covers a majority of the adjustments we have made to date. However, the categories of adjustments set forth above are for illustration purposes only and are not a complete list of adjustments that we have made or may make.

For the six months ended June 30, 2006 and the year ended December 31, 2005, our then-existing businesses and investments generated estimated cash available for distribution of $31.2 million, or $1.15 per share, and $47.9 million, or $1.77 per share, respectively.

In addition to the above, we have also made adjustments to cash from operations to reflect:

•	The estimated impact of owning businesses acquired recently for the full periods presented; and

•	The estimated impact of the disposal of our MCG and SEW investments and the proposed disposal of our YLL interest.

We have made these adjustments to more accurately reflect our estimate of cash available for distribution for the periods presented based on the company structure we believe would have been in place had the acquisitions, disposal and planned disposals been consummated at the beginning of the periods presented.

	For the Year Ended December 31, 2005
Estimated Cash Available for Distribution	MIC	IMTT		TGC	Total
	($ in thousands)

Cash from Operations	$43,547	$24,788	(1)		$68,335
EBITDA				$26,022 (2)	26,022
Cash items not included in cash from operations(3)	(5,173)	—		(6,116)	(11,289)
Items in cash from operations due to timing(4)	3,125	—		—	3,125
Items in cash from operations externally funded(5)	2,964	—		—	2,964
Divestments of MCG, YLL and SEW(6)	(18,205)	—		—	(18,205)
Additional interest expense(7)	(4,171)	—		(8,544)	(12,715)

Estimated Cash Available for Distribution	$22,087	$24,788		$11,362	$58,237

(1)	Cash from operations for IMTT consists of:

•	$28,000 distribution guaranteed by the Shareholders’ Agreement; net of

•	the estimated incremental base management fee of $3,213.

(2)	EBITDA for TGC consists of:

•	$27,923 of EBITDA generated by TGC; net of

•	the estimated incremental base management fee of $1,325; and

•	state taxes of $576.

(3)	Cash items not included in cash from operations consist of:

$ in thousands	MIC	TGC	Total

Cash capital expenditures	$(5,099)	$(6,116)	$(11,215)
Principal payments	(644)	—	(644)
Minority interests in estimated cash available for distribution	(124)	—	(124)
Cash settlement of pre-acquisition item	694	—	694

	$(5,173)	$(6,116)	$(11,289)

(4)	Items in cash from operations due to timing consists entirely of working capital movements.

(5)	Items in cash from operations externally funded consist of:

$ in thousands	MIC

Costs of unsuccessful acquisition bids	$2,051
Acquisition costs	913

$2,964

(6)	Impact of divestments consists of:

$ in thousands

MCG	$(3,230)
Yorkshire Link	(6,628)
SEW	(8,347)

$18,205

(7)	Additional interest expense for MIC relates to our Airport Services Business new financing that resulted in $100 million in additional debt, net of reduced interest expense related to a lower margin obtained on the refinanced portion. Additional interest expense for TGC relates to a new $160 million debt facility at TGC.

	For the Six Months Ended June 30, 2006
Estimated Cash Available for Distribution	MIC	IMTT		TGC	Total
	($ in thousands)

Cash from Operations	$23,401	$6,197	(1)		$29,598
EBITDA				$10,596 (2)	10,596
Cash items not included in cash from operations(3)	4,343	—		(3,450)	893
Items in cash from operations due to timing(4)	1,498	—		—	1,498
Items in cash from operations externally funded(5)	704	—		2,000	2,704
Divestments of MCG, YLL and SEW(6)	(6,803)	—		—	(6,803)
Interest expense adjustment(7)	2,617	—		(3,664)	(1,047)

Estimated Cash Available for Distribution	$25,760	$6,197		$5,482	$37,439

(1)	Cash from operations for IMTT consists of:

•	$7,000 distribution for the first quarter had the acquisition been consummated then; net of

•	the estimated incremental base management fee of $803.

(2)	EBITDA for TGC consists of:

•	$10,927 of EBITDA generated by TGC; net of

•	the estimated incremental base management fee of $331.

(3)	Cash items not included in cash from operations consist of:

$ in thousands	MIC	TGC	Total

IMTT distribution for second quarter	$7,000	—	$7,000
Cash capital expenditures	(3,110)	$(3,450)	(6,560)
Principal payments	(75)	—	(75)
Minority interests in estimated cash available for distribution	(472)	—	(472)
Cash settlement of pre-acquisition item	1,000	—	1,000

	$4,343	$(3,450)	$893

(4)	Items in cash from operations due to timing consists entirely of working capital movements.

(5)	Items in cash from operations externally funded consist of:

$ in thousands	MIC	TGC	Total

Costs of unsuccessful acquisition bids	$378	—	$378
Integration costs	326	—	326
Acquisition-related expenses	—	$2,000	2,000

	$704	$2,000	$2,704

(6)	Impact of divestments consists of:

$ in thousands

MCG	$(2,180)
Yorkshire Link	(2,429)
SEW	(2,673)
Annualization of distributions	479

$(6,803)

(7)	Reduction in interest expense for MIC relates to assumed use of proceeds from disposals and equity raise to pay down debt. Additional interest expense for TGC relates to a new $160 million debt facility at TGC.

Total estimated cash available for distribution from our existing businesses and investments during fiscal year 2005, adjusted for the disposal of our MCG, YLL and SEW investments and for the pro forma contribution generated by both our bulk liquid storage terminal business and our gas production and distribution business, would have been $58.2 million. Estimated cash available for distribution for the first six months of 2006, on the same basis, would have been $37.4 million.

While financial statements reflecting the full-year results for our airport services business including our acquisition of Trajen are not available, using the definition of estimated cash available for distribution outlined above we estimate that Trajen’s contribution to our estimated cash available for distribution for the first six months of 2006 if all 23 fixed base operations had been owned by us during the period would have been $4.9 million. Therefore, the total estimated cash available for distribution from both our existing businesses and new businesses for the first six months of 2006 would have been approximately $42.3 million. For purposes of the preceding analysis, we have excluded the interest expense associated with the debt outstanding under our acquisition credit facility which we used to acquire our new businesses and which we intend to repay in full with the proceeds of this offering, the proceeds from the August 2006 disposal of our MCG investment, the proceeds from the October 2006 disposal of our SEW investment and our disposal of our interest in our toll road business, which we expect to be concluded by the end of February 2007.

Our Manager

Our Manager, a member of the Macquarie Group, is responsible for our day-to-day operations and affairs and actively oversees the management teams of our operating businesses. Together with its subsidiaries and affiliates worldwide, the Macquarie Group provides specialist investment, advisory, trading and financial services in select markets around the world. The Macquarie Group is a global leader in advising on the acquisition, disposition, management and financing of infrastructure assets and the management of infrastructure investment vehicles on behalf of third-party investors.

Our Manager’s active involvement in each of our businesses enables our operational management teams to benefit from the Macquarie Group’s extensive industry experience and regulatory knowledge, as well as its expertise in identifying, valuing and financing the acquisition of infrastructure assets. This relationship enables the operational management teams to focus on expanding and strengthening the operations of their respective businesses. Our acquisition opportunities are identified largely by the Macquarie Group’s more than 400 personnel in various advisory roles around the world. In addition, we can access the experience and expertise of the more than 480 people who manage the infrastructure businesses and investments to improve the performance and to optimize the capital structure of those businesses. The Macquarie Group’s focus on infrastructure has produced annualized returns to investors of 17.8% as of June 30, 2006, since its first infrastructure entity was listed in December of 1996.

Under the terms of the management services agreement, we have first priority over all entities managed by members of the Macquarie Group within the IB Funds, or IBF, division with respect to infrastructure acquisition opportunities within the United States with three exceptions. These exceptions are toll roads, airports and communication infrastructure. Please see page 18 of the accompanying prospectus for more detail.

Strategy

Our strategy is to deliver increasing value to shareholders through two initiatives. First, we are growing our existing businesses by pursuing revenue growth and gross operating income improvement, optimizing the capital structure of our businesses, and improving the performance and the competitive position of our controlled businesses through complementary acquisitions.

Second, we will continue to acquire businesses we believe will provide yield accretive returns in infrastructure sectors other than those in which our businesses and investments currently operate. We believe our association with the Macquarie Group is key to the successful execution of our strategy.

Operational Strategy

We rely on the Macquarie Group’s demonstrated expertise and experience in the management of infrastructure businesses to execute our operational strategy. In managing infrastructure businesses, the Macquarie Group endeavors to (1) recruit and support talented operational management teams, (2) instill disciplined financial management consistently across the businesses, (3) source and execute complementary acquisitions, and (4) optimize the capital structure of the businesses to maximize returns to shareholders.

While leveraging our relationship with the Macquarie Group to maximize shareholder value, we will continue to pursue the following initiatives:

•	improving and expanding our existing marketing programs;

•	making selective capital expenditures to renew facilities and expand certain operations; and

•	strengthening our competitive position through complementary acquisitions.

We believe this strategy will increase the cash generated by our businesses by increasing revenues and improving gross operating income.

Acquisition Strategy

We expect our acquisition strategy to benefit from the Macquarie Group’s deep knowledge and ability to identify acquisition opportunities in the infrastructure area. We believe it is often the case that infrastructure opportunities are not widely offered, well-understood or properly valued. The Macquarie Group has significant expertise in the execution of such acquisitions, which can be time-consuming and complex.

We intend to acquire infrastructure businesses and investments in sectors other than those sectors in which our businesses and investments currently operate, provided we believe we can achieve yield accretive returns. Our focus is on acquiring businesses in the United States. Generally, we will seek to acquire controlling interests, but we may from time to time acquire minority positions in attractive sectors where those acquisitions generate immediate dividends and where our partners have objectives similar to our own. We will not seek to acquire infrastructure businesses that face significant competition, such as merchant electricity generation facilities.

Execution of Strategy to Date

Since our initial public offering in December 2004, we have successfully executed our strategy by improving the performance of our existing operations and through complementary acquisitions, and have realized growth in revenue and margins. For example, the gross profit generated by our airport services business grew 32% in 2005 over 2004. The revenue generated by our airport parking business increased 16% in 2005.

Operational Strategy.  We have executed our operational strategy as follows:

•	Leveraging Our Relationship with the Macquarie Group. Our Manager’s expertise in structuring and refinancing the debt of our existing and new businesses, as well as its ability to optimize the capital structure of all of our businesses, has contributed to our efforts to maximize returns to shareholders.

•	For example, following substantial growth in EBITDA from our airport services business in 2005 over 2004, we were able to increase the level of borrowing by this business while lowering total borrowing costs and maintaining an appropriate debt service coverage ratio. The net proceeds have been reinvested in our new businesses at yields that we expect will be substantially above the cost of the borrowed funds.

•	Improving and Expanding Our Existing Marketing Programs. Centralizing the capital management and acquisition-related activities of our businesses has enabled management at the operating company level to focus on improving the performance of these businesses. In particular, operating company management personnel have been freed up to enhance marketing efforts and the deployment of growth capital expenditures, both of which have resulted in the generation of increased levels of distributable cash.

•	Making Selective Capital Expenditures to Expand Existing Businesses. We continue to make selected capital expenditures in our businesses to improve facilities and expand capacity, which we expect will produce growth in revenue, EBITDA and cash available for distribution. Anticipated capital expenditures include:

•	approximately $12.4 million during 2006 and 2007 for upgrades and expansion of certain facilities in our existing airport services business plus approximately $850,000 in Trajen;

•	approximately $8.4 million beginning in the second half of 2006 for capacity expansion of our district energy business; and

•	at least $191.0 million during 2006 and 2007 that IMTT intends to spend to expand its storage facilities; IMTT has already received contractual commitments from customers for the majority of the additional storage capacity resulting from the expansion, with the balance of the new capacity to be used to service customers while their existing tanks are undergoing maintenance over the next five years.

•	Strengthening Our Competitive Position Through Complementary Acquisitions. We have grown our existing businesses through the successful conclusion of yield-accretive, complementary acquisitions identified by the Macquarie Group, which, in addition to our recent acquisition of Trajen and its 23 FBOs, include:

•	our acquisition of an FBO at McCarran International Airport in Las Vegas during the third quarter of 2005, resulting in the expansion of our airport services business to one of the fastest growing regional economies in the United States; and

•	our acquisition of eight additional off-airport parking facilities during 2005, which increased the number of airports served by our airport parking business from 15 to 20.

Acquisition Strategy.  We have executed our acquisition strategy as follows:

•	Focusing on Yield-Accretive Acquisitions in New Sectors. We have concluded acquisitions of businesses in new infrastructure sectors where our existing businesses and investments had not previously operated. Our acquisitions of IMTT and TGC expand our operations to bulk liquid storage and gas production and distribution, respectively, and we expect both acquisitions to be immediately yield-accretive.

•	Focusing on U.S. Acquisition Opportunities. All of the new infrastructure businesses we acquired operate in the United States. Following the disposition of our investments discussed under “— Recent Developments,” 100% of our cash flow will be generated by businesses located in the United States.

Recent Developments

Disposal of Investments in MCG, SEW and YLL

In August 2006, we disposed of our investment in MCG, which generated net proceeds to us of $76.45 million, which we used to repay a portion of the outstanding borrowings under the MIC Inc. acquisition credit facility, and entered into agreements relating to the disposition of our interest in the holding company that owns 50% of the company that owns the Yorkshire Link concession and our 17.5% interest in the holding company that owns SEW. We completed the sale of SEW on October 2, 2006, generating approximately $89.5 million of net proceeds, which was also used to repay a portion of the outstanding borrowings under the MIC Inc. acquisition credit facility. Each of these investments had been a part of our portfolio since our initial public offering. The disposal of these assets is consistent with our mandate to be the owner and operator of infrastructure businesses, primarily in the United States.

The prices at which we sold our investments in MCG and SEW and the price at which we have agreed to sell our investment in YLL will generate substantial gains for our investors. We will redeploy the proceeds of the sales, into our recently acquired businesses. We will do so by using the proceeds to reduce our acquisition-related indebtedness not otherwise being repaid from the proceeds of this offering. We expect the disposition of our investment in YLL to be concluded by the end of February 2007.

Restatement of Certain Financial Statements

On September 13, 2006, our Audit Committee determined that we would be required to amend and restate previously issued financial statements and other financial information for the quarters ended March 31, 2006 and June 30, 2006 for derivative instruments that did not qualify for hedge accounting during those periods. On October 13, 2006, our Audit Committee determined that our unaudited 2005 quarterly financial statements and financial information as well as 2005 financial information for our airport services and airport parking segments within Management’s Discussion and Analysis of Financial Condition and Results of Operations should be restated to reflect the elimination of hedge accounting for all of our derivative instruments. We also determined that the impact of not qualifying for hedge accounting was not material to our audited financial statements for the full year 2005 or the period from April 13, 2004 (inception) to December 31, 2004.

On October 16, 2006, we filed amended quarterly reports on Form 10-Q/A to restate our financial statements and other financial information for the quarterly periods noted. We also filed an amended annual report on Form 10-K/A for the full year 2005 in which we corrected certain quarterly and segment financial information for that year but did not change the audited annual financial results.

For a more detailed discussion of the restatements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Restatement of Certain Financial Statements” in this prospectus supplement. Additionally, we refer you to our amended annual report on Form 10-K/A, filed with the SEC on October 16, 2006, and our amended quarterly reports on Form 10-Q/A filed the same day, all of which are incorporated by reference in this prospectus supplement.

Corporate Information

Our principal executive offices are located at 125 West 55th Street, New York, NY 10019. Our telephone number is (212) 231-1000. You may also obtain additional information about us from our website, www.macquarie.com/mic. Information on our website is not a part of this prospectus supplement or the accompanying prospectus.

The Offering

Shares of Trust Stock Offered by Us	7,500,000 shares

Shares Outstanding After the Offering	34,712,165 shares

Use of Proceeds	We estimate that the net proceeds from the sale of the shares in this offering, assuming a public offering price of $30.43 per share of trust stock, which was the closing price of our trust stock on the New York Stock Exchange on October 13, 2006, and after deducting estimated underwriting discounts and commissions and the expenses of this offering payable by us, will be approximately $215.5 million, or $247.2 million if the underwriters exercise their overallotment option in full.

We intend to use the aggregate net proceeds from this offering, including any proceeds we may receive from the exercise by the underwriters of their overallotment option, to repay borrowings under MIC Inc.’s acquisition credit facility incurred to finance the acquisitions of TGC, IMTT and Trajen and for general corporate purposes. See “Use of Proceeds” for more information.

U.S. Federal Income Tax Considerations	Subject to the discussion in “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus, although the matter is not free from doubt, in the opinion of Shearman & Sterling LLP, the trust will be classified as a grantor trust for U.S. federal income tax purposes. As a result, for U.S. federal income tax purposes, you generally will be treated as the beneficial owner of a pro rata portion of the interests in the company held by the trust. Furthermore, subject to the discussion in “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus, in the opinion of Shearman & Sterling LLP, the company will be classified as a partnership for U.S. federal income tax purposes. Accordingly, neither the company nor the trust will incur U.S. federal income tax liability; rather, each beneficial owner of shares of trust stock will be required to take into account its allocable share of our income, gain, loss, deduction and other items for our taxable year ending with or within the beneficial owner’s taxable year.

To the extent that the company receives dividend income that qualifies for the lower rate of tax applicable to long-term capital gains, holders of shares of trust stock who satisfy certain holding period requirements will recognize dividend income that qualifies for the lower rate of tax (currently, a maximum rate of 15%).

The company anticipates that more than 90% of a holder’s distributive share of the company’s income during each taxable year will be qualifying income for purposes of the holder’s determination of whether such holder satisfies the income requirements necessary to qualify as a regulated investment company for U.S. federal income tax purposes.

The company also should not be treated as “engaged in a trade or business within the United States” and therefore it should not realize income that would be treated as effectively connected with the conduct of a trade or business within the United States.

Please refer to the “Material U.S. Federal Income Tax Considerations” section in the accompanying prospectus for information on the potential U.S. federal income tax consequences of the purchase, ownership and disposition of shares of trust stock.

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our trust stock.

New York Stock Exchange Symbol	MIC

The number of shares of trust stock to be outstanding immediately after the offering is based on shares outstanding as of September 30, 2006 and excludes 16,869 shares issuable upon vesting of the same number of outstanding restricted stock units and an additional 27,258 shares reserved for issuance under our independent directors equity plan. Except as otherwise noted, all information in this prospectus supplement assumes that the underwriters’ overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional 1,125,000 shares and the number of shares of trust stock outstanding after the offering will be 35,837,165.

Summary Historical Financial Data

The summary financial data for Macquarie Infrastructure Company Trust include the results of operations, cash flow and balance sheet data of Atlantic Aviation FBO, Inc. (formerly known as North America Capital Holding Company), or Atlantic FBO Holdco, which was deemed to be our predecessor. We have included the results of operations and cash flow data of Atlantic FBO Holdco for the year ended December 31, 2003, for the period from January 1, 2004 through July 29, 2004 and for the period July 30, 2004 through December 22, 2004. The period from December 23, 2004 through December 31, 2004 includes the results of operations and cash flow data for our businesses and investments from December 23, 2004 through December 31, 2004 and the results of the company from April 13, 2004 through December 31, 2004. The year ended December 31, 2005 includes the full year of results for our consolidated group, with the results of businesses acquired during 2005 being included from their dates of acquisition. We have included the balance sheet data of Atlantic FBO Holdco at December 31, 2003 and our consolidated balance sheet data at December 31, 2004 and December 31, 2005. The summary financial data for the six months ended June 30, 2005, and as of and for the six months ended June 30, 2006 are derived from our unaudited consolidated financial statements for such periods and dates, included in our amended Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2006, incorporated by reference in this prospectus supplement, which, in the opinion of management, contain all adjustments necessary for a fair presentation of the consolidated financial data. Our historical results are not necessarily indicative of the operating results that may be expected in the future. You should read the following information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included in our amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on October 16, 2006, and our amended Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2006, all of which is incorporated by reference in this prospectus supplement.

The summary financial data for IMTT as at and for the years ended December 31, 2005, 2004 and 2003 are derived from the audited consolidated financial statements of IMTT Holdings, Inc. (formerly known as Loving Enterprises, Inc.), incorporated in this prospectus supplement by reference from our Current Report on Form 8-K/A filed with the SEC on May 16, 2006. The summary financial data for IMTT for the six months ended June 30, 2005 and as at and for the six months ended June 30, 2006 are derived from the unaudited consolidated financial statements of IMTT Holdings, Inc. We own 50% of IMTT and account for this business under the equity method of accounting.

The summary financial data for TGC as of April 30, 2006 and for the period from July 1, 2005 to April 30, 2006, and as of June 30, 2005 and 2004, and for the year ended June 30, 2005 and the period from August 8, 2003 (date of inception) to June 30, 2004, are derived from the audited consolidated financial statements of K-1 HGC Investment, LLC and subsidiaries, incorporated in this prospectus supplement by reference from our Current Report on Form 8-K/A filed with the SEC on June 27, 2006. The summary financial data for TGC for the six months ended June 30, 2005 and as at and for the six months ended June 30, 2006 are derived from our unaudited consolidated financial statements of TGC.

The summary financial data presented below represent the historical financial information for IMTT and TGC and do not reflect the accounting for these businesses upon completion of the acquisitions and the operation of the businesses as a consolidated entity. You should read this information with the financial statements and related notes, the unaudited condensed combined pro forma financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement.

Macquarie Infrastructure Company Trust

	Successor				Predecessor
	Six Months		Year	December 23	July 30	Jan 1	Year
	Ended		Ended	through	through	through	Ended
	June 30,		December 31,	December 31,	December 22,	July 29,	December 31,
	2006	2005	2005	2004	2004	2004	2003
	(Unaudited)
	($ in thousands)
Statement of Operations Data:
Revenue	$192,127	$138,254	$304,743	$5,064	$39,304	$55,762	$77,849
Operating income (loss)	17,887	13,380	25,351	(18,250)	4,298	8,662	16,205
Income (loss) from continuing operations	16,998	7,587	15,196	(17,588)	(5,556)	(514)	6,045

				Predecessor
	Successor at			at
	June 30,	December 31,		December 31,
	2006	2005	2004	2003
	(Unaudited)
	($ in thousands)
Balance Sheet Data:
Total assets	$1,967,473	$1,363,298	$1,208,487	$135,210
Total liabilities	1,384,574	786,693	603,676	75,369
Preferred stock	—	—	—	64,099
Stockholders’ equity (deficit)	574,088	567,665	596,296	(4,258)

IMTT

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
	($ in thousands)
Statement of Operations Data:
Revenue	$120,937	$110,717	$250,624	$210,667	$193,066
Operating income	25,500	20,761	47,146	35,817	30,412
Net income	9,614	5,133	13,376	7,881	5,890

	At
	June 30,	At December 31,
	2006	2005	2004	2003
	(Unaudited)			(Unaudited)
	($ in thousands)
Balance Sheet Data:
Total assets	$630,666	$549,235	$510,554	$487,021
Total liabilities	425,454	468,114	445,524	424,759
Stockholders’ equity	205,212	81,121	65,030	62,262

The Gas Company

	Six Months		July 1, 2005	Year	August 8, 2003
	Ended		Through	Ended	Through
	June 30,		April 30,	June 30,	June 30,
	2006	2005	2006	2005	2004
	(Unaudited)
	($ in thousands)
Statement of Operations Data:
Revenue	$82,568	$70,907	$129,935	$132,413	$104,883
Operating income	11,366	10,792	17,885	19,640	18,730
Income before taxes(1)	7,474	6,386	5,792	10,815	9,625

	At June 30,	At April 30,	At June 30,
	2006	2006	2005	2004
	(Unaudited)
	($ in thousands)
Balance Sheet Data:
Total assets	$319,277	$188,774	$175,075	$158,957
Total liabilities	207,628	105,913	100,236	92,638
Stockholders’ equity	111,649	82,783	74,769	66,263

(1)	Gain on transfer of swaps of $6.0 million for the six months ended June 30, 2006 has been excluded from income before taxes in the above table, since this amount was eliminated on consolidation at the MIC level.

RISK FACTORS

We urge you to carefully read the risks described below and beginning on page 4 of the accompanying prospectus and in Part I, Item 1A “Risk Factors” of our amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on October 16, 2006, incorporated by reference in this prospectus supplement, as well as the other information we have provided in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, before reaching a decision regarding an investment in the shares.

An investment in shares of trust stock involves a number of risks. Any of these risks could result in a significant or material adverse effect on our results of operations or financial condition and a corresponding decline in the market price of the shares.

Risks Related to Our New Businesses

TGC relies on its synthetic natural gas, or SNG, plant, including its transmission pipeline, for a significant portion of its sales. Disruptions at that facility could adversely affect TGC’s ability to serve customers.

Disruptions at the SNG plant resulting from mechanical or operational problems could affect TGC’s ability to produce SNG. Most of the regulated sales on Oahu are of SNG and are produced at this plant. Disruptions to the primary and redundant production systems would have a significant adverse effect on sales and cash flows.

TGC depends heavily on the two Oahu oil refineries for liquefied petroleum gas and the primary feedstock for its SNG plant. Disruptions at either of those refineries may adversely affect TGC’s operations.

TGC’s business comprises the manufacture of SNG and the distribution of SNG and liquified petroleum gas, or LPG. Any feedstock, SNG or LPG supply disruptions that limit its ability to manufacture and deliver gas for customers would adversely affect its ability to carry out its operating activities. These could include: an inability to renew feedstock purchase arrangements, including our current SNG feedstock agreement which is due for renewal in 2007; extended unavailability of one or both of the Oahu refineries; a disruption to crude oil supplies or feedstocks to Hawaii; or an inability to purchase LPG from foreign sources. Specifically, TGC is limited in its ability to store both foreign-sourced LPG and domestic LPG at the same location at the same time and, therefore, any disruption in supply may cause a short-term depletion of LPG. All supply disruptions, if occurring for an extended period, could materially adversely impact TGC’s sales and cash flows.

TGC’s most significant costs are locally-sourced LPG, LPG imports and feedstock for the SNG plant, the costs of which are directly related to petroleum prices. To the extent that these costs cannot be passed on to customers, TGC’s sales and cash flows will be adversely affected.

The profitability of TGC is based on the margin of sales prices over costs. Since LPG and feedstock for the SNG plant are commodities, changes in the market for these products can have a significant impact on costs. In addition, increased reliance on higher-priced foreign sources of LPG, whether due to disruptions or shortages in local sources or otherwise, could also have a significant impact on costs. TGC has no control over these costs, and, to the extent that these costs cannot be passed on to customers, TGC’s financial condition and the results of operations would be adversely affected. Higher prices could result in reduced customer demand or could result in customer conversion to alternative energy sources. This would reduce sales volume and adversely affect profits.

TGC’s operations on the islands of Hawaii, Maui and Kauai rely on LPG that is transported to those islands by Jones Act qualified barges from Oahu and from non-Jones Act vessels from foreign ports. Disruptions to those vessels could adversely affect TGC’s results of operations.

TGC has time charter agreements allowing the use of two barges that have the capability of transporting 424,000 gallons and 657,000 gallons of LPG, respectively. The Jones Act requires that vessels carrying cargo between two U.S. ports meet certain requirements. The barges used by TGC are the only two Jones Act qualified barges capable of carrying large volumes of LPG that are available in the Hawaiian Islands. They are near the end of their useful economic lives, and TGC intends to replace one or both of them in the near future. To the extent that TGC is unable to replace these barges, or alternatively, these barges are unable to transport LPG from Oahu and TGC is not able to secure foreign-source LPG or obtain an exemption to the Jones Act, the storage capacity on those islands could be depleted and sales and cash flows could be adversely affected.

The recovery of amounts expended for capital projects and operating expenses in the regulated operations is subject to approval by the Hawaii Public Utilities Commission, or HPUC, which exposes TGC to the risk of incurring costs that may not be recoverable from regulated customers.

In the past, TGC has requested rate increases from the HPUC approximately every five years as its operating costs increased and as capital investments were committed. When the HPUC approved MIC’s purchase of TGC, it stipulated that no rate increase may be implemented until 2009. Should TGC seek a rate increase, there is a risk that TGC will not be granted such increase or that it will be permitted only part of the increase, which may have a material adverse effect on TGC’s financial condition and results of operations.

The non-regulated operations of TGC are subject to a variety of competitive pressures and the actions of competitors, particularly from other energy sources, could have a materially adverse effect on operating results.

In Hawaii, gas is largely used by commercial and residential customers for water heating and cooking. TGC also has wholesale customers that resell product to other end-users. Gas end-use applications may be substituted by other fuel sources such as electricity, diesel, solar and wind. Customers could, for a number of reasons, including increased gas prices, lower costs of alternative energy or convenience, meet their energy needs through alternative sources. This could have an adverse effect on TGC’s sales, revenue and cash flows.

Approximately two-thirds of TGC’s employees are members of a labor union. A work interruption may adversely affect TGC’s business.

Approximately two-thirds of TGC’s employees are covered under a collective bargaining agreement that expires on April 30, 2008. Labor disruptions related to that contract or to other disputes could affect the SNG plant, distributions systems and customer services. We are unable to predict how work stoppages would affect the business.

TGC’s operating results are affected by Hawaii’s economy.

The primary driver of Hawaii’s economy is tourism. A significant portion of TGC’s sales is generated from businesses that rely on tourism as their primary source of revenue. These businesses include hotels and resorts, restaurants and laundries, comprising approximately 40% of sales. Should tourism decline significantly, TGC’s commercial sales could be affected adversely.

In addition, a reduction in new housing starts and commercial development would limit growth opportunities for TGC’s business.

TGC has certain environmental risks.

TGC is subject to risks and hazards associated with the refining, handling, storage and transportation of combustible products. These risks could result in substantial losses due to personal injury, loss of life, damage or destruction of property and equipment, and environmental damage. Losses could be greater than insurance levels maintained by TGC, which could have an adverse effect on TGC’s financial results. In addition, disruptions to physical assets could reduce TGC’s ability to serve customers and adversely affect sales and cash flows.

Because of its geographic location, Hawaii, and in turn TGC, is subject to earthquakes and certain weather risks that could materially disrupt operations.

Hawaii is subject to earthquakes and certain weather risks, such as hurricanes, floods, heavy and sustained rains and tidal waves. Because TGC’s SNG plant, SNG transmission line and several storage facilities are close to the ocean, weather-related disruptions are possible. In addition, earthquakes may cause disruptions. These events could damage TGC’s assets or could result in wide-spread damage to TGC’s customers, thereby reducing sales volumes and, to the extent such damages are not covered by insurance, TGC’s revenue and cash flows.

TGC may face a greater exposure to terrorism than other businesses because of the nature of its products.

Because of the combustible nature of TGC’s products and consumer reliance on these products for basic services, TGC’s SNG plant, transmission pipelines, barges and storage facilities may be at greater risk for terrorism attacks than other businesses. Such attacks could affect TGC’s operations significantly.

TGC’s income may be affected adversely if additional compliance costs are required as a result of new safety, health or environmental regulation.

TGC is subject to federal, state and local safety, health and environmental laws and regulations. These laws and regulations affect all aspects of TGC’s operations and are frequently modified. There is a risk that TGC may not be able to comply with some aspect of these laws and regulations, resulting in fines or penalties. Additionally, if new laws and regulations are adopted or if interpretations of existing laws and regulations change, TGC could be required to increase capital spending and incur increased operating expenses in order to comply. Because the regulatory environment frequently changes, TGC cannot predict when or how it may be affected by such changes.

IMTT’s business is dependent on the demand for bulk liquid storage capacity in the locations where it operates.

Demand for IMTT’s bulk liquid storage is largely a function of U.S. domestic demand for chemical, petroleum and vegetable and animal, or V&A, oil products and, less significantly, the extent to which such products are imported into the United States rather than produced domestically. U.S. domestic demand for chemical, petroleum and V&A products is influenced by a number of factors, including economic conditions, growth in the U.S. economy and the pricing of chemical, petroleum and V&A products and their substitutes. Import volumes of these products to the United States are influenced by the cost of producing chemical, petroleum and V&A products domestically vis-à-vis overseas and the cost of transporting the products from overseas. In addition, changes in government regulations that affect imports of bulk chemical, petroleum and V&A products, including the imposition of surcharges or taxes on imported products, could adversely affect import volumes. A reduction in demand for bulk liquid storage, particularly in the New York Harbor or the lower Mississippi River, as a consequence of lower U.S. domestic demand for, or imports of, chemical, petroleum or V&A products, could lead to a decline in storage rates and tankage volumes rented by IMTT and adversely affect IMTT’s revenues and profitability.

IMTT’s business could be adversely affected by a substantial increase in bulk liquid storage capacity in the locations where it operates.

An increase in available tank storage capacity in excess of growth in demand for such storage in the key locations in which IMTT operates, such as New York Harbor and the lower Mississippi River, could result in overcapacity and a decline in storage rates and tankage volumes rented and could adversely affect IMTT’s revenues and profitability.

IMTT is subject to environmental, health and safety risks that may impact its future cash flows and profitability.

A number of the properties owned by IMTT have been subject to environmental contamination in the past and require remediation for which IMTT is liable. These remediation obligations exist principally at IMTT’s Bayonne and Lemont facilities and could cost more than anticipated or could be incurred earlier than anticipated or both. In addition, IMTT may discover additional environmental contamination at its Bayonne, Lemont or other facilities which may require remediation at significant cost to IMTT. Further, the past contamination of the properties owned by IMTT could also result in personal injury or property damage or similar claims by third parties.

IMTT’s operations are subject to numerous statutes, rules and regulations relating to environmental, health and safety protection that are complex, stringent and expensive to comply with. Although we believe that IMTT’s operations comply in all material respects with environmental, health and safety regulations, failure to comply in the future may give rise to interruptions in IMTT’s operations and civil or criminal penalties and liabilities that could adversely affect IMTT’s business and financial condition. Further, these rules and regulations are subject to change and compliance with such changes could result in a restriction of IMTT’s business activities, significant capital expenditures and/or increased ongoing operating costs.

IMTT’s current debt facilities will need to be refinanced on amended terms and increased in size during 2006 and 2007 to provide the funding necessary for IMTT to fully pursue its expansion plans. The inability to refinance this debt on acceptable terms and to borrow additional amounts would have a material adverse effect on the business. Additionally, if interest rates or margins increase, the cost of servicing any refinancing debt will increase, reducing IMTT’s profitability and its ability to pay dividends to us.

IMTT’s current debt facilities will need to be refinanced on amended terms and increased in size during 2006 and 2007 to provide the funding necessary for IMTT to fully pursue its expansion plans. We cannot assure you that IMTT will be able to refinance its debt facilities on acceptable terms, including the loosening of certain restrictive covenants, or that IMTT will be able to expand the size of its debt facilities by an amount sufficient to cover the funding requirements of its expansion plans. If IMTT is unable to obtain sufficient additional financing, it will be unable to fully pursue its current expansion plans, its growth prospects and results of operations would be adversely affected and its distributions to us would decline from current levels. This would adversely affect our ability to make distributions to shareholders. Additionally, even if available, replacement debt facilities may only be available at substantially higher interest rates or margins or with substantially more restrictive covenants. Either event may limit the operational flexibility of IMTT and its ability to upstream dividends and distributions to us. If interest rates or margins increase, IMTT will pay higher rates of interest on any debt that it raises to refinance existing debt, thereby reducing its profitability and having an adverse impact on its ability to pay dividends to us and our ability to make distributions to shareholders.

IMTT’s business involves hazardous activities, is partly located in a region with a history of significant adverse weather events and is potentially a target for terrorist attacks. We cannot assure you that IMTT is, or will be in the future, adequately insured against all such risks.

The transportation, handling and storage of petroleum, chemical and V&A products are subject to the risk of spills, leakage, contamination, fires and explosions. Any of these events may result in loss of revenue, loss of reputation or goodwill, fines, penalties and other liabilities. In certain circumstances, such events could also require IMTT to halt or significantly alter operations at all or part of the facility at which the event occurred. Consistent with industry practice, IMTT carries insurance to protect against most of the accident-related risks involved in the conduct of the business; however, the limits of IMTT’s coverage mean IMTT cannot insure against all risks. In addition, because IMTT’s facilities are not insured against loss from terrorism, a terrorist attack that significantly damages one or more of IMTT’s major facilities would have a negative impact on IMTT’s future cash flow and profitability. Further, losses sustained by insurers during hurricanes Katrina and Rita may result in lower insurance coverage and increased insurance premiums for IMTT’s properties in Louisiana going forward, a situation that could worsen if future weather events cause significant property damage in the U.S. Gulf region.

Hurricane Katrina resulted in labor and materials shortages in the regions affected. This may have a negative impact on the cost and construction timeline of IMTT’s new storage facility in Louisiana, which could result in a loss of customer contracts and reduced revenues and profitability.

In the aftermath of hurricane Katrina, construction costs in the region affected by the hurricane have increased and labor shortages have been experienced. This could have a significant negative impact on the cost and construction schedule of IMTT’s new storage facility at Geismar in Louisiana. IMTT may not be fully compensated by customers for any such increase in construction costs. In addition, substantial construction delays could result in a loss of customer contracts with no compensation or inadequate compensation, which would have a material adverse effect on IMTT’s future cash flows and profitability.

Risks Related to Our Business

For a detailed discussion of the additional risks related to our business, please see “Risk Factors — Risks Related to Our Business” in Part I, Item 1A of our amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on October 16, 2006, which is incorporated by reference in this prospectus supplement.

We have only operated as a combined company since December 2004, during which time we have devoted significant resources to integrating our businesses, thereby diverting attention from strategic initiatives.

We completed our initial public offering and the acquisition of our initial businesses and investments in December 2004 and completed additional acquisitions for our airport services business and airport parking business during 2005. On May 1, 2006, we completed the acquisition of our 50% ownership interest in IMTT’s bulk liquid storage business. On June 7, 2006, we completed the acquisition of TGC, our gas production and distribution business in Hawaii. On July 11, 2006, we completed the acquisition of Trajen. With the exception of our district energy business, prior to our acquisition all of our businesses were privately owned and not subject to financial and disclosure requirements and controls applicable to U.S. public companies. We have expended significant time and resources throughout our operations to develop and implement effective systems and procedures, including accounting and financial reporting systems, in order to manage our operations on a combined basis as a consolidated U.S. public company. As a result, these businesses have been limited, and may continue to be limited, in their ability to pursue strategic operating initiatives and achieve our internal growth expectations. In addition, due to our short operating history as a consolidated U.S. public company, the performance of our consolidated business during its first year of operations may not be an accurate indicator of our prospects for future years.

Our businesses have substantial indebtedness, which could inhibit their operating flexibility.

As of June 30, 2006, on a consolidated basis, we had total long-term debt outstanding of $1,046.9 million, including $274.0 million outstanding under MIC Inc.’s acquisition credit facility. The amount outstanding under MIC Inc.’s acquisition credit facility and the amount outstanding under the NACH credit facility both increased by $180.0 million in the third quarter of 2006 to finance the Trajen acquisition. We repaid $76.45 million of outstanding borrowings under the MIC Inc. the acquisition credit facility with proceeds from the sale of our investment in MCG and a further $89.5 million of outstanding borrowings under the MIC Inc. acquisition credit facility with proceeds from the sale of our investment in SEW. After giving effect to this offering and the application of the net proceeds of the offering as described in “Use of Proceeds,” we will have consolidated total long-term debt outstanding of approximately $1,023.3 million, $72.6 million of which will be at the MIC Inc. level. This will be further reduced by the application of the net proceeds from the sale of our interest in YLL to repay in full the outstanding borrowings under MIC Inc.’s acquisition credit facility, which we expect will occur by the end of February 2007. The terms of our businesses’ debt generally require our businesses to comply with significant operating and financial covenants. The ability of each of our businesses to meet their respective debt service obligations and to repay their outstanding indebtedness will depend primarily upon cash produced by that business.

This indebtedness could have important consequences, including:

•	limiting the payment of dividends and distributions to us;

•	increasing the risk that our subsidiaries might not generate sufficient cash to service their indebtedness;

•	limiting our ability to use operating cash flow in other areas of our businesses because our subsidiaries must dedicate a substantial portion of their operating cash flow to service their debt;

•	limiting our and our subsidiaries’ ability to borrow additional amounts for working capital, capital expenditures, debt services requirements, execution of our internal growth strategy, acquisitions or other purposes; and

•	limiting our ability to capitalize on business opportunities and to react to competitive pressures or adverse changes in government regulation.

If we are unable to comply with the terms of any of our various debt agreements, we may be required to refinance a portion or all of the related debt or obtain additional financing. We may be unable to refinance or obtain additional financing because of our high levels of debt and debt incurrence restrictions under our debt agreements. We also may be forced to default on any of our various debt obligations if cash flow from the relevant operating business is insufficient and refinancing or additional financing is unavailable, and, as a result, the relevant debt holders may accelerate the maturity of their obligations.

Our Manager’s affiliation with Macquarie Bank Limited and the Macquarie Group may result in conflicts of interest.

Our Manager is an affiliate of Macquarie Bank Limited and a member of the Macquarie Group. From time to time, we have entered into, and in the future we may enter into, transactions and relationships involving Macquarie Bank Limited, its affiliates, or other members of the Macquarie Group. Such transactions have included and may include, among other things, the acquisition of businesses and investments from Macquarie Group members, the entry into debt facilities and derivative instruments with Macquarie Bank Limited serving as lender or counterparty, and financial advisory services provided to us by Macquarie Securities (USA) Inc. and other affiliates of Macquarie Bank Limited.

Although our audit committee, all of the members of which are independent directors, is required to approve of any related party transactions, including those involving Macquarie Bank Limited, its affiliates, or members of the Macquarie Group, the relationship of our Manager to Macquarie Bank Limited and the Macquarie Group may result in conflicts of interest.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $215.5 million (or approximately $247.2 million if the underwriters’ overallotment option is exercised in full) after deducting estimated underwriting discounts and commissions and estimated expenses of this offering. We intend to use the net proceeds from this offering, in addition to the net proceeds from our anticipated disposition of our interest in YLL, to repay borrowings under the acquisition credit facility of MIC Inc. incurred to finance the acquisition of our interests in IMTT, Trajen and TGC. A $1.00 change in the offering price per share would change our expected net proceeds, and therefore, the amount of indebtedness that we expect to repay, by approximately $7.2 million.

To fund acquisitions, capital expenditures and to a limited extent working capital, we amended and restated our acquisition credit agreement with Citicorp North America Inc. (as lender and administrative agent), Citibank, N.A., Merrill Lynch Capital Corporation, Credit Suisse, Cayman Islands Branch and Macquarie Bank Limited, pursuant to which they committed to provide, in the aggregate, financing of up to $480.0 million, consisting of a $300.0 million revolving credit facility and a term loan of $180.0 million through March 31, 2008 (the “acquisition credit facility”). The interest margin under the acquisition credit facility is LIBOR plus 2.00% or a base rate plus 1.00%, increasing by 0.50% on November 9, 2006 and again on May 9, 2007, up to a maximum of 3.00% and 2.00%, respectively. The current margin on outstanding borrowings is LIBOR plus 2.00%. Once the term loan borrowings have been repaid in full or the term loan commitments have otherwise terminated, the interest rate on the revolving portion of the acquisition credit facility will decrease to LIBOR plus 1.25% or the base rate plus 0.25%. Amounts borrowed and repaid under the term loan portion of the acquisition credit facility may not be reborrowed.

PRICE RANGE OF SHARES OF TRUST STOCK

Our trust stock is listed on the New York Stock Exchange under the symbol “MIC.” On October 13, 2006, the last reported sale price of our trust stock on the New York Stock Exchange was $30.43 per share. The following table sets forth, for the periods indicated, the high and low sales prices of shares of our trust stock as reported on the New York Stock Exchange.

	High	Low

2004:
Fourth quarter	$29.60	$26.80
2005:
First quarter	$30.35	$27.10
Second quarter	$29.95	$27.05
Third quarter	$29.25	$27.60
Fourth quarter	$31.41	$28.20
2006:
First quarter	$35.23	$30.64
Second quarter	$32.27	$26.06
Third quarter	$32.68	$23.84
Fourth quarter (through October 13, 2006)	$31.85	$30.18

DISTRIBUTION POLICY

Our policy is to pay regular quarterly cash distributions on all outstanding shares. Our distribution policy is based on the predictable and stable cash flows of our businesses and investments and our intention to pay out, as distributions to our shareholders, the majority of our cash available for distribution and not to retain significant cash balances in excess of prudent reserves in our operating subsidiaries. If our strategy is successful, we expect to maintain and increase the level of our distributions to shareholders in the future.

The declaration and payment of any future distribution will be subject to a decision of the company’s board of directors, which will include a majority of independent directors. The company’s board of directors will take into account such matters as general business conditions, our financial condition, results of operations, capital requirements and any contractual, legal and regulatory restrictions on the payment of distributions by us to our shareholders or by our subsidiaries to us, and any other factors that the board of directors deems relevant. In particular, all of our businesses have substantial debt commitments, which must be satisfied before any of them can distribute dividends or make distributions to us. These factors could affect our ability to continue to make distributions.

CAPITALIZATION

The following table sets forth our unaudited pro forma capitalization, assuming no exercise of the underwriters’ overallotment option, at the assumed public offering price of $30.43 per share of trust stock and the application of the estimated net proceeds of such sale (after deducting estimated underwriting discounts and commissions and our offering expenses). This table should be read in conjunction with “Use of Proceeds” and our consolidated financial statements and related notes included in our amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on October 16, 2006, and in our amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2006, all of which are incorporated by reference in this prospectus supplement.

	As of June 30, 2006
	Actual	As Adjusted(1)
	(In thousands, except share data)

Cash and cash equivalents	$37,843	$34,843

Long-term debt, excluding current maturities	1,044,797	1,023,347

Total long-term debt	1,046,943	1,025,493

Stockholders’ equity
Trust stock, no par value; 500,000,000 authorized; 34,712,165 shares issued and outstanding as adjusted for the offering(2)
Total stockholders’ equity	574,088	789,588

Total capitalization	$1,621,031	$1,815,081

(1)	As adjusted reflects the application of the net proceeds of this offering to repay outstanding debt as well as the repayment of $165.9 million of our acquisition-related indebtedness with the proceeds of our sale of our investments in MCG and SEW. As adjusted also reflects the use of $3.0 million of cash and the incurrence of $360.0 million of indebtedness to finance the acquisition of Trajen, which was completed on July 11, 2006. As adjusted does not reflect the repayment of debt with the anticipated proceeds of our announced disposition of YLL, which will occur after the completion of this offering and will be used to repay in full our currently outstanding acquisition-related indebtedness.

(2)	Each share of trust stock represents one beneficial interest in the trust.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The selected financial data for Macquarie Infrastructure Company Trust include the results of operations, cash flow and balance sheet data of Atlantic Aviation FBO Inc. (formerly known as North America Capital Holding Company), or Atlantic FBO Holdco, which was deemed to be our predecessor. We have included the results of operations and cash flow data of Atlantic FBO Holdco for the years ended December 31, 2003 and 2002, for the period from January 1, 2004 through July 29, 2004 and for the period July 30, 2004 through December 22, 2004. The period from December 23, 2004 through December 31, 2004 includes the results of operations and cash flow data for our businesses and investments from December 23, 2004 through December 31, 2004 and the results of the company from April 13, 2004 through December 31, 2004. The year ended December 31, 2005 includes the full year of results for our consolidated group, with the results of businesses acquired during 2005 being included from their dates of acquisition. We have included the balance sheet data of Atlantic FBO Holdco at December 31, 2003, and our consolidated balance sheet data at December 31, 2004 and December 31, 2005. The selected financial data for the six months ended June 30, 2005 and as of and for the six months ended June 30, 2006 are derived from our unaudited consolidated financial statements for such periods and dates, included in our amended Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2006, incorporated by reference in this prospectus supplement, which, in the opinion of management, contain all adjustments necessary for a fair presentation of the consolidated financial data. Our historical results are not necessarily indicative of the operating results that may be expected in the future. You should read the following information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included in our amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on October 16, 2006, and our amended Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2006, all of which is incorporated by reference in this prospectus supplement.

The selected financial data for IMTT as at and for the years ended December 31, 2005, 2004 and 2003 are derived from the audited consolidated financial statements of IMTT Holdings, Inc. (formerly known as Loving Enterprises, Inc.), incorporated in this prospectus supplement by reference from our Current Report on Form 8-K/A filed with the SEC on May 16, 2006. The selected financial data for IMTT for the six months ended June 30, 2005 and as at and for the six months ended June 30, 2006 are derived from the unaudited consolidated financial statements of IMTT Holdings, Inc. We own 50% of IMTT and account for this business under the equity method of accounting.

The selected financial data for TGC as of April 30, 2006 and for the period from July 1, 2005 to April 30, 2006, and as of June 30, 2005 and 2004, and for the year ended June 30, 2005 and the period from August 8, 2003 (date of inception) to June 30, 2004, are derived from the audited consolidated financial statements of K-1 HGC Investment, LLC and subsidiaries, incorporated in this prospectus supplement by reference from our Current Report on Form 8-K/A filed with the SEC on June 27, 2006. The selected financial data for TGC for the six months ended June 30, 2005 and as at and for the six months ended June 30, 2006 are derived from our unaudited consolidated financial statements of TGC.

The selected financial data presented below represent the historical financial information for IMTT and TGC and do not reflect the accounting for these businesses upon completion of the acquisitions and the operation of the businesses as a consolidated entity. You should read this information with the financial statements and related notes, the unaudited condensed combined pro forma financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement.

Macquarie Infrastructure Company Trust

	Successor				Predecessor
	Six Months		Year	December 23	July 30	January 1	Year
	Ended		Ended	through	through	through	Ended
	June 30,		December 31,	December 31,	December 22,	July 29,	December 31,
	2006	2005	2005	2004	2004	2004	2003	2002
	(Unaudited)
	($ in thousands, except per share information)

Statement of Operations Data:
Revenue:
Revenue from product sales	$98,914	$64,391	$143,273	$1,681	$29,465	$41,146	$57,129	$49,893
Service revenue	90,630	71,190	156,167	3,257	9,839	14,616	20,720	18,698
Financing and equipment lease income	2,583	2,673	5,303	126	—	—	—	—

Total revenue	192,127	138,254	304,743	5,064	39,304	55,762	77,849	68,591
Cost of revenue:
Cost of product sales	(61,279)	(36,803)	(84,806)	(912)	(16,599)	(21,068)	(27,003)	(22,186)
Cost of services(1)	(43,664)	(36,566)	(81,834)	(1,633)	(849)	(1,428)	(1,961)	(1,907)

Gross profit	87,184	64,885	138,103	2,519	21,856	33,266	48,885	44,498
Selling, general and administrative expenses(2)	(48,244)	(38,286)	(82,636)	(7,953)	(13,942)	(22,378)	(29,159)	(27,795)
Fees to manager	(10,196)	(4,152)	(9,294)	(12,360)	—	—	—	—
Depreciation expense	(3,831)	(2,747)	(6,007)	(175)	(1,287)	(1,377)	(2,126)	(1,852)
Amortization of intangibles	(7,026)	(6,320)	(14,815)	(281)	(2,329)	(849)	(1,395)	(1,471)

Operating income (loss)	17,887	13,380	25,351	(18,250)	4,298	8,662	16,205	13,380
Interest income	2,882	2,330	4,064	69	28	17	71	63
Dividend income	5,002	6,184	12,361	1,704	—	—	—	—
Finance fees	—	—	—	—	(6,650)	—	—	—
Interest expense	(31,267)	(15,269)	(33,800)	(756)	(2,907)	(4,655)	(4,820)	(5,351)
Unrealized gain on derivative instruments	20,162	2,038	—	—	—	—	—	—
Equity in earnings (loss) and amortization charges of investee	5,568	514	3,685	(389)	—	—	—	—
Other (expense) income	(73)	(654)	123	50	(39)	(5,135)	(1,219)	—

Income (loss) from continuing operations before income tax	20,161	8,523	11,784	(17,572)	(5,270)	(1,111)	10,237	8,092
Income tax benefit (expense)	(3,011)	(579)	3,615	—	(286)	597	(4,192)	(3,150)
Minority interests	(152)	(357)	(203)	(16)	—	—	—	—

Income (loss) from continuing operations	16,998	7,587	15,196	(17,588)	(5,556)	(514)	6,045	4,942
Discontinued operations:
Income from operations of discontinued operations	—	—	—	—	116	159	121	197
Loss on disposal of discontinued operations	—	—	—	—	—	—	(435)	(11,620)

Income (loss) on disposal of discontinued operations (net of applicable income tax provisions)	—	—	—	—	116	159	(314)	(11,423)

Net income (loss)	$16,998	$7,587	$15,196	$(17,588)	$(5,440)	$(355)	$5,731	$(6,481)

Basic and diluted earnings (loss) per share(3)	$0.63	$0.28	$0.56	$(17.38)	—	—	—	—

	Successor				Predecessor
	Six Months		Year	December 23	July 30	January 1	Year
	Ended		Ended	through	through	through	Ended
	June 30,		December 31,	December 31,	December 22,	July 29,	December 31,
	2006	2005	2005	2004	2004	2004	2003	2002
	(Unaudited)
	($ in thousands, except per share information)

Cash Flow Data:
Cash provided by (used in) operating activities	$23,401	$20,744	$43,547	$(4,045)	$(577)	$7,757	$9,811	$9,608
Cash (used in) provided by investing activities	(506,545)	(51,650)	(201,950)	(467,477)	(228,145)	3,011	(4,648)	(2,787)
Cash provided by (used in) financing activities	405,457	11,235	133,847	611,765	231,843	(5,741)	(5,956)	(5,012)
Effect of exchange rate	367	(78)	(331)	(193)	—	—	—	—

Net (decrease) increase in cash	$(77,320)	$(19,749)	$(24,887)	$140,050	$3,121	$5,027	$(793)	$1,809

(1)	Includes depreciation expense of $4.5 million, $3.8 million, $8.1 million and $195,000 for the six months ended June 30, 2006, the six months ended June 30, 2005, the year ended December 31, 2005 and the period December 23, 2004 through December 31, 2004, respectively, relating to our airport parking and district energy businesses.

(2)	We incurred $6.0 million of non-recurring acquisition and formation costs that have been included in the December 23, 2004 to December 31, 2004 consolidated results of operations.

(3)	Basic and diluted earnings (loss) per share was computed on a weighted average basis for the six months ended June 30, 2006, the six months ended June 30, 2005, the year ended December 31, 2005 and the period April 13, 2004 (inception) through December 31, 2004. The effect of potentially dilutive shares for these periods is calculated by assuming that the restricted stock unit grants issued to our independent directors on December 21, 2004 (which vested on May 25, 2005), May 25, 2005 (which vested on May 25, 2006) and May 25, 2006 (which vest in 2007), had been fully converted to shares on the dates the restricted stock unit grants were issued. The stock unit grants issued to our independent directors on December 21, 2004 were anti-dilutive in 2004 due to our net loss for that period.

				Predecessor
	Successor at			at
	June 30,	December 31,		December 31,
	2006	2005	2004	2003
	(Unaudited)
	($ in thousands)

Balance Sheet Data:
Total current assets	$124,955	$156,676	$167,769	$10,108
Property, equipment, land and leasehold improvements, net	461,314	335,119	284,744	36,963
Contract rights and other intangibles, net	308,461	299,487	254,530	52,524
Goodwill	402,143	281,776	217,576	33,222
Total assets	1,967,473	1,363,298	1,208,487	135,210
Current liabilities	61,226	34,598	39,525	15,271
Deferred tax liabilities	228,933	113,794	123,429	22,866
Long-term debt, including related party, net of current portion	1,044,797	629,095	434,352	32,777
Total liabilities	1,384,574	786,693	603,676	75,369
Redeemable convertible preferred stock	—	—	—	64,099
Stockholders’ equity (deficit)	574,088	567,665	596,296	(4,258)

IMTT

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
	($ in thousands)

Statement of Operations Data:
Revenue:
Terminal revenue	$94,332	$88,584	$182,518	$168,384	$159,339
Terminal revenue — heating	10,542	9,376	20,595	15,252	12,493
Environmental response revenue	10,006	5,904	37,107	16,124	10,412
Nursery revenue	6,057	6,853	10,404	10,907	10,822

Total revenue	120,937	110,717	250,624	210,667	193,066
Cost and expenses:
Terminal operating costs	(48,731)	(45,867)	(97,746)	(87,755)	(78,172)
Terminal operating costs — fuel	(9,435)	(9,505)	(20,969)	(17,712)	(15,013)
Environmental response operating costs	(5,954)	(4,541)	(24,774)	(9,720)	(9,172)
Nursery operating costs	(6,272)	(6,303)	(10,268)	(11,136)	(11,391)

Total operating costs	70,392	66,216	153,757	126,323	113,748
Terminal gross profit	46,708	42,588	84,398	78,169	78,647
Environmental response gross profit	4,052	1,363	12,333	6,404	1,240
Nursery gross profit	(215)	550	136	(229)	(569)

Gross profit	50,545	44,501	96,867	84,344	79,318
General and administrative expenses	(10,866)	(10,213)	(22,834)	(20,911)	(20,823)
Depreciation and amortization	(15,165)	(14,767)	(29,524)	(29,929)	29,554
Mark-to-market gain on non-hedging derivatives	986	1,240	2,637	2,313	1,471

Operating income	25,500	20,761	47,146	35,817	30,412
Interest expense	(9,400)	(11,334)	(22,100)	(22,269)	(21,671)
Provision for income taxes	(6,486)	(4,294)	(11,670)	(5,667)	(2,851)

Net income	$9,614	$5,133	$13,376	$7,881	$5,890

Cash Flow Data:
Cash provided by operating activities	$38,799	$26,134	$51,706	$40,713	$33,246
Cash used in investing activities	(33,512)	(14,050)	(37,090)	(51,033)	(42,559)
Cash provided by (used in) financing activities	87,646	(11,198)	(13,460)	10,174	6,598
Effect of exchange rate	—	—	18	—	30

Net (decrease) increase in cash	$92,933	$886	$1,174	$(146)	$(2,685)

	At
	June 30,	At December 31,
	2006	2005	2004	2003
	(Unaudited)			(Unaudited)
	($ in thousands)

Balance Sheet Data:
Total current assets	$131,577	$59,798	$38,809	$30,511
Property, equipment, land and leasehold improvements, net	477,199	458,355	450,000	429,091
Total assets	630,666	549,235	510,554	487,021
Current liabilities	48,719	47,993	29,000	25,196
Deferred tax liabilities	82,431	75,791	60,718	50,880
Long-term debt	268,075	316,310	320,375	307,008
Total liabilities	425,454	468,114	445,524	424,759
Stockholders’ equity	205,212	81,121	65,030	62,262

The Gas Company

	Six Months		July 1, 2005	Year	August 8, 2003
	Ended		through	Ended	through
	June 30,		April 30,	June 30,	June 30,
	2006	2005	2006	2005	2004
	(Unaudited)
	($ in thousands, except per share information)

Statement of Operations Data:
Revenues	$82,568	$70,907	$129,935	$132,413	$104,883
Generation and purchased gas	(46,568)	(37,402)	(71,290)	(67,493)	(46,454)

Gross profit	36,000	33,505	58,645	64,920	58,429
Operating and maintenance expenses	(9,101)	(8,414)	(14,765)	(16,273)	(14,536)
Depreciation and amortization	(2,785)	(2,573)	(4,473)	(5,074)	(4,472)
Selling, general and administrative expenses	(7,816)	(7,503)	(13,662)	(16,018)	(14,200)
Taxes, other than income	(4,932)	(4,223)	(7,860)	(7,915)	(6,491)

Operating income	11,366	10,792	17,885	19,640	18,730
Interest expense, net	(3,960)	(1,883)	(3,857)	(3,484)	(2,609)
Other (expense) income, net	(1,844)	1,474	685	1,623	(90)
Unrealized gain on derivatives	1,912	—	—	—	—
Provision for income taxes	(2,180)	(3,986)	(5,526)	(6,945)	(6,390)
Minority interest	(2)	(11)	(11)	(19)	(16)
Cumulative effect of prior period adjustment, net of tax	—	—	(3,384)	—	—

Net income(1)	$3,380	$6,386	$5,792	$10,815	$9,625

Cash Flow Data:
Cash provided by operating activities	$11,211	$11,618	$13,804	$17,222	$19,932
Cash used in investing activities	(260,207)	(3,376)	(17,084)	(6,116)	(112,480)
Cash provided by (used in) financing activities	255,450	(3,153)	(58)	(5)	98,105

Net increase (decrease) in cash	$6,454	$5,089	$(3,338)	$11,101	$5,557

(1)	Gain on transfer of swaps of $6.0 million for the six months ended June 30, 2006 has been excluded from net income in the above table, since this amount was eliminated on consolidation at the MIC level.

	At	At	At
	June 30,	April 30,	June 30,
	2006	2006	2005	2004
	(Unaudited)
	($ in thousands)

Balance Sheet Data:
Total current assets	$39,994	$42,393	$41,374	$26,588
Property, equipment, land and leasehold improvements, net	128,001	121,810	119,139	117,638
Contract rights and other intangibles, net	15,945	—	—	—
Goodwill	120,361	—	—	—
Total assets	319,277	188,774	175,075	158,957
Current liabilities	18,669	14,471	13,119	12,844
Deferred tax liabilities	15,988	8,103	6,924	2,437
Long-term debt	160,000	72,593	72,593	72,593
Total liabilities	207,628	105,913	100,236	92,638
Stockholders’ equity	111,649	82,783	74,769	66,263

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the company should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere herein. This discussion contains forward-looking statements that involve risks and uncertainties and are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions identify such forward-looking statements. Our actual results and timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” beginning on page S-14 of this prospectus supplement. Unless required by law, we undertake no obligation to update forward-looking statements. Readers should also carefully review the risk factors set forth in other reports and documents filed from time to time with the SEC.

For a detailed discussion of our operating segments and businesses and our results of operations, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Operating Segments and Businesses” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” in our amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on October 16, 2006, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Segment Operations” in our amended Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2006 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” in our Current Reports on Form 8-K/A filed with the SEC on May 16, 2006 and June 27, 2006, all of which are incorporated herein by reference.

General

The trust is a Delaware statutory trust that was formed on April 13, 2004. The company is a Delaware limited liability company that was also formed on April 13, 2004. The trust is the sole holder of 100% of the LLC interests of the company. Prior to December 21, 2004, the trust was a wholly-owned subsidiary of Macquarie Infrastructure Management (USA) Inc., or MIMUSA.

We own, operate and invest in a diversified group of infrastructure businesses, which are businesses that provide basic, everyday services, such as parking and gas production and distribution, through long-lived physical assets. These infrastructure businesses generally operate in sectors where demand exceeds supply and high barriers to entry exist. As a result, they have sustainable and growing long-term cash flows. We operate and finance our businesses in a manner that maximizes these cash flows.

We are dependent upon cash distributions from our businesses to meet our corporate overhead and management fee expenses and to pay dividends. We receive dividends from our airport services business, airport parking business, district energy business, gas production and distribution business and bulk liquid storage terminal business through our directly owned holding company MIC Inc.

Distributions received from our businesses, net of taxes, are available first to meet management fees and corporate overhead expenses then to fund dividend payments by the company to the trust for payment to holders of trust stock. Base and performance management fees payable to our Manager are allocated between the company and the directly owned subsidiaries based on the company’s internal allocation policy.

Infrastructure businesses are generally insulated from the impact of inflation by virtue of their ability to pass cost increases through to customers. In addition, “user pays,” “contracted” and “regulated” infrastructure businesses have specific attributes that limit their exposure to the negative effects of inflation. Regulatory authorities determine the prices that a regulated infrastructure business can charge for its services, typically on a “cost-plus” or a “reasonable rate-of-return” basis. Typically, the amount approved by the regulatory authority will apply for a number of years and may provide for either inflationary changes or, as is the case for the regulated operations of our gas production and distribution business, TGC, an ability to adjust customer billings for the actual amount of its largest and most unpredictable cost components: liquefied petroleum gas and the feedstock for its synthetic natural gas plant. The rates that TGC charges its utility customers became effective in 2001. The business may petition regulatory authorities for an increase in its rates that, if approved, could become effective in 2009. TGC has the ability to increase its standard price lists for non-regulated customers at will.

Infrastructure businesses with contracted sources of revenue are able to protect such revenues by employing contractual provisions that require or permit price increases based on an agreed upon indicator of inflation. For example, in our bulk liquid storage terminal business, the per barrel rates for storage under most of the customer contracts increase annually on the basis of increases in various Consumer Price Indices published by the U.S. Department of Labor, Bureau of Labor Statistics. Given the largely fixed nature of the operating expenses of this business, inflation of the revenue stream can result in increased profitability.

Our “user pays” businesses derive revenue from per use charges and generally attempt to pass increased costs through to their customers. Our airport services and airport parking businesses are examples. The primary sources of revenue are fuel sales in the case of our airport services business and fees for parking for our airport parking business. Subject to competitive pressure in a given market, the prices charged for both fuel and parking may be increased at rates comparable with the overall rate of inflation since the relative size of the increase for any one user is small. For example, based on the 20 year average rate of inflation (CPI-U), the annual increase in an average parking fee would have been approximately $1.25 in 2006 compared to 2005.

Summary of Our Existing Businesses and Investments and Results of Operations

Airport Services Business

Our airport services business, Atlantic Aviation, operated FBOs at 18 airports and one heliport throughout the United States prior to our acquisition of Trajen on July 11, 2006. For a discussion of our acquisition of Trajen, please refer to “Business — Our New Businesses — Trajen Holdings, Inc.” FBOs primarily provide fuelling and fuel-related services, aircraft parking and hangarage to owner/operators of jet aircraft in the general aviation sector of the air transportation industry. The business also operates six regional airports under management contracts, although airport management constitutes a small portion of our airport services business. Our airport services business had revenue and operating income of $124.1 million and $20.6 million, respectively, for the first six months of 2006. For fiscal 2005, revenue and operating income of our airport services business were $201.5 million and $28.3 million, respectively. Total assets of our airport services business were $523.1 million at June 30, 2006, $553.3 million at December 31, 2005 and $410.3 million at December 31, 2004. Revenues from our airport services business comprised 64.6% of our total revenues in the first six months of fiscal year 2006 and 66.1% of our total revenues in fiscal year 2005.

General aviation, which includes corporate and leisure flying, pilot training, helicopter, medivac and certain air freight operations, is the largest segment of U.S. civil aviation and represents the largest percentage of the active civil aircraft fleet. General aviation does not include commercial air carriers or military operations. In order to attract independent operators to service general aviation aircraft, local airport authorities grant FBO operators the right to sell fuel. Our airport services business depends upon the level of general aviation activity and jet fuel consumption for the largest portion of its revenue.

Fuel revenue is a function of the volume sold at each location and the average per gallon sale price. The average per gallon sale price is a function of our cost of fuel plus, where applicable, fees and taxes paid to airports or other local authorities for each gallon sold, plus our margin. Our fuel gross profit depends on the volume of fuel sold and the average dollar-based margin earned per gallon. The dollar-based margin charged to customers varies based on business considerations. Dollar-based margins per gallon are generally insensitive to the wholesale price of fuel with both increases and decreases in the wholesale price of fuel generally passed through to customers, subject to the level of price competition that exists at the various FBOs.

We believe that our FBO business will continue to benefit from the overall growth in the corporate jet market and the demand for the services that our business offers. However, we believe that our airport services business is in a position to grow at rates in excess of the industry as a result of our internal growth, marketing and acquisition strategies.

Airport Parking Business

Our airport parking business is the largest provider of off-airport parking services in the United States, measured by number of locations, with 30 facilities comprising over 40,000 parking spaces and over 360 acres near 20 major airports across the United States, including six of the ten largest passenger airports. Our airport parking business, operating generally under the names “PCA,” “Avistar” or “SunPark,” provides customers with 24-hour secure parking close to airport terminals, as well as transportation via shuttle bus to and from their vehicles and the terminal. Operations are carried out on either owned or leased land at locations near airports. Operations on owned land or land on which our airport parking business has leases longer in term than 20 years (including extension options) account for a majority of our operating income. The airport parking business had revenues and operating income of $38.0 million and $6.9 million, respectively, for the first six months of 2006. For fiscal year 2005, revenues and operating income were $59.8 million and $6.5 million, respectively. Total assets of our airport parking business were $291.4 million at June 30, 2006, $288.8 million at December 31, 2005 and $205.2 million at December 31, 2004. Revenues from our airport parking business comprised 19.7% of our total revenues in the first six months of fiscal year 2006 and 19.6% of our total revenues in fiscal year 2005.

The revenues of our airport parking business include both parking and non-parking components. Parking revenues, which comprise the substantial majority of total revenues, are driven by the volume of passengers using the airports at which the business operates, its market share at each location and its parking rates. We aim to grow our parking revenue by increasing our market share at each location and increasing parking rates taking into consideration local demand and competition.

We believe that we can grow our airport parking business by focusing on achieving operating efficiencies and internal growth, expanding marketing efforts and complementary acquisitions.

District Energy Business

Our district energy business consists of 100% of Thermal Chicago and a 75% interest in Northwind Aladdin. We also own all of the senior debt of Northwind Aladdin. The remaining 25% equity interest in Northwind Aladdin is owned by Nevada Electric Investment Company, an indirect subsidiary of Sierra Pacific Resources. The district energy business had revenues and operating income of $19.4 million and $4.1 million, respectively, for the first six months of 2006. For fiscal 2005, revenue and operating income were $43.4 million and $9.4 million, respectively. Total assets of our district energy business were $242.5 million at June 30, 2006, $245.4 million at December 31, 2005 and $254.0 million at December 31, 2004. Revenues from our district energy business comprised 10% of our total revenues in the first six months of fiscal year 2006 and 14.2% of our total revenues in fiscal year 2005.

Thermal Chicago sells chilled water to approximately 100 customers in the downtown Chicago area under long-term contracts. Pursuant to these contracts, Thermal Chicago receives both capacity and consumption payments. Capacity payments (cooling capacity revenue) are received irrespective of the volume of chilled water used by a customer and these payments generally increase in line with inflation. Capacity payments constituted approximately 38% of Thermal Chicago’s total revenue in 2005.

Consumption payments (cooling consumption revenue) are a per unit charge for the volume of chilled water used. Such payments are higher in the summer months when the demand for chilled water is at its highest and, as a consequence, approximately 80% of consumption revenue is received in the second and third quarter of each year. Consumption payments also fluctuate moderately from year to year depending on weather conditions.

We believe that we can grow our district energy business internally via capital expenditures that will expand the capacity of the Thermal Chicago system. Including the capacity resulting from the expansion of one of our cooling plants that is currently underway, Thermal Chicago will have additional saleable cooling capacity of 11,400 tons. We have identified the likely purchasers of this capacity and expect to have it contracted by the end of 2007.

Disposal of Investments

In August 2006, we sold our interest in MCG, in October 2006, we sold our interest in SEW and we entered into an agreement relating to the disposition of our interest in the Yorkshire Link toll road in August 2006. Each had been a part of our portfolio since our initial public offering.

The disposal of these assets is consistent with our strategy to be the owner and operator of infrastructure businesses primarily in the United States. Moreover, the prices at which we were able to sell these assets generated substantial gains for our investors. We will redeploy the proceeds of the sales, including the gains, into our recently acquired businesses. We will do so by using the proceeds to reduce our acquisition-related indebtedness not otherwise being repaid from the proceeds of this offering. The $76.45 million net proceeds from the disposition of our interest in MCG and the $89.5 million net proceeds from the sale of SEW were used to repay a portion of the outstanding borrowings under the MIC Inc. acquisition credit facility.

Toll Road Business

On August 23, 2006, we entered into an agreement to sell Macquarie Yorkshire Limited, the holding company for our 50% interest in Connect M1-A1 Limited, or CHL. CHL is the holder of the Yorkshire Link (U.K.) toll road concession. On September 22, 2006, our 50% partner in CHL exercised their pre-emptive rights over our interest. The sale will be made to our partner on the same terms as set forth in the prior agreement. We will receive gross proceeds of GBP 43.6 million, increasing by GBP 7,000 per day from September 30, 2006 until closing, net of transaction costs. We have entered into a foreign exchange rate hedge that will result in the conversion of the proceeds into approximately $81.3 million, without taking the per diem increase into account, upon closing of the transaction. We expect the transaction to close by the end of February 2007, and we are entitled to receive dividend and interest payments from CHL for all periods ending on or prior to September 30, 2006. Completion of the sale is subject to customary third party approvals.

Investment in MCG

On August 17, 2006, we completed the sale of all of our 16,517,413 stapled securities of MCG. We sold the stapled securities into the public market at a price of AUD 6.10 per share generating gross proceeds of AUD 100.8 million. Following settlement of the trade on August 23, 2006, we converted the AUD proceeds into $76.45 million and used the proceeds to repay a portion of the outstanding borrowings under the MIC Inc. acquisition credit facility.

Investment in SEW

On October 2, 2006, through our wholly owned subsidiary South East Water LLC, we entered into an irrevocable undertaking with HDF (UK) Holdings Limited pursuant to which we sold our 17.5% minority interest in the holding company for SEW. The disposal was made pursuant to the exercise by MEIF Luxembourg Holdings SA, or MLH, an affiliate of our Manager, of its drag along rights under the SEW shareholders’ agreement and as a part of a sale by MLH and the other shareholders of all of their respective interests in SEW.

We received dividend and interest payments totaling approximately $3.4 million from SEW for the six-month period ended September 30, 2006 on September 29, 2006.

We received net proceeds on the sale of approximately $89.5 million, representing our pro rata share of the total consideration less our pro rata share of expenses, which we used to repay a portion of the outstanding borrowings under the MIC Inc. acquisition credit facility.

Restatement of Certain Financial Statements

On September 13, 2006, our Audit Committee determined that we would be required to amend and restate previously issued financial statements and other financial information for the quarters ended March 31, 2006 and June 30, 2006 for derivative instruments that did not qualify for hedge accounting during those periods. We also determined that the impact of not qualifying for hedge accounting was not material to our audited financial statements for the full year 2005 or the period from April 13, 2004 (inception) to December 31, 2004.

This determination was made because, during the third quarter of 2006, we, in consultation with our external auditors, discovered that our application of, and documentation related to, the “short-cut” and “critical terms match” methods under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), for a number of our derivative instruments was incorrect.

Following our discovery of the errors in the application and documentation of hedge accounting under SFAS 133, we initiated a comprehensive review of all of our determinations and documentation related to hedge accounting for our derivative instruments, as well as our related processes and procedures. As a result of that review, we determined that none of our interest rate and foreign exchange derivative instruments met the criteria required for use of either the “short-cut” or “critical terms match” methods of hedge accounting for all periods from April 13, 2004 (inception) through June 30, 2006. We are not permitted to retroactively apply an appropriate method of qualifying for hedge accounting treatment for these instruments and, as a result, the changes in the fair value of these derivative instruments during their term needed to be reflected as a net non-cash unrealized gain or loss on derivative instruments in the income statement rather than in other comprehensive income in the balance sheet. The effect of this error on our consolidated balance sheet was immaterial and had no net effect on operating income, cash from operations or consolidated statements of cash flows.

On October 13, 2006, management recommended to the Audit Committee that our unaudited 2005 quarterly financial statements and financial information as well as 2005 financial information for our airport services and airport parking segments within Management’s Discussion and Analysis of Financial Condition and Results of Operations should be restated to reflect the elimination of hedge accounting for all of our derivative instruments. The Audit Committee agreed with management’s recommendation and determined that such previously reported 2005 unaudited quarterly financial statements, quarterly financial information and segment financial information within Management’s Discussion and Analysis of Financial Condition and Results of Operations should also no longer be relied upon.

On October 16, 2006, we filed amended quarterly reports on Form 10-Q/A to restate our financial statements and other financial information for the quarters ended March 31, 2006 and June 30, 2006, as well as a current report on Form 8-K amending filings on Form 8-K/A previously filed on June 28, 2006 and August 28, 2006, which included pro forma financial information. We also filed an amended annual report on Form 10-K/A for the full year 2005 in which we corrected certain quarterly and segment financial information for that year, but did not change the audited annual financial results.

In our restatement, management’s disclosure on internal controls over financial reporting indicate that our management found a material weakness related to SFAS 133 as of December 31, 2005, March 31, 2006 and June 30, 2006 and, therefore, that our disclosure controls and procedures were not effective at those dates. We reported increased net income for each of the first two fiscal quarters of 2006 as a result of the restatements.

We do not intend to use hedge accounting through the remainder of 2006. Therefore, changes in the fair value of derivative instruments will be recorded as a pre-tax non-cash gain or loss in our income statement and will result in a corresponding after-tax increase or decrease in net income and EBITDA. For the third quarter of 2006, we expect to record a pre-tax loss in the fair value of derivatives in the range of $18 million to $20 million on a consolidated basis.

We intend to apply an appropriate method of effectiveness testing for these instruments in the first quarter of 2007 and expect that they will qualify for hedge accounting from that time. Regardless of the accounting treatment reflected in its financial statements, we continue to believe that our various derivative instruments are economically effective hedges of our exposure to interest and currency exchange rate fluctuations.

Management and the Audit Committee of the Board of Directors conducted the evaluation and restatement of these matters in consultation with KPMG LLP, our independent registered public accounting firm and auditor for all affected periods.

Results of Operations

Six Months Ended June 30, 2006 and 2005

Key Factors Affecting Operating Results

We recognized net income of $17.0 million for the first six months of 2006, as compared to $7.6 million for the first six months of 2005. Consolidated performance was primarily driven by:

•	positive contributions from our acquisitions during the last twelve months, including:

•	acquisition of a Las Vegas FBO (Eagle Aviation Resources) in our airport services business;

•	eight new locations in our airport parking business;

•	our acquisition of IMTT, which declared a $7.0 million distribution during the second quarter; and

•	our acquisition of TGC;

•	increased gross profit across our existing businesses driven by improved performance at our airport services and airport parking businesses;

•	recognition of distributions and loan repayments from our existing unconsolidated businesses totaling $3.4 million to date in 2006;

•	higher management fees, including the $4.1 million performance fee earned by our Manager in the first quarter, which it has reinvested in shares of trust stock, and higher base management fees due to our increased investments;

•	an increase in interest expenses due to the overall increase in our debt to partially fund our acquisitions, coupled with an overall increase in interest rates; and

•	an increase in unrealized gains on derivative instruments of $18.1 million over the $2.0 million reported in 2005.

Our consolidated results of operations are summarized below ($ in thousands):

					Year Ended
	Six Months Ended June 30,				December 31,
	2006	2005	Change		2005
			$	%
	(Unaudited)

Revenue:
Revenue from fuel sales	$98,914	$64,391	34,523	53.6	$143,273
Service revenue	90,630	71,190	19,440	27.3	156,167
Financing and equipment lease income	2,583	2,673	(90)	(3.4)	5,303

Total revenue	192,127	138,254	53,873	39.0	304,743
Costs and expenses:
Cost of product sales	61,279	36,803	24,476	66.5	84,806
Cost of services	43,664	36,566	7,098	19.4	81,834

Gross profit	87,184	64,885	22,299	34.4	138,103
Selling, general and administrative expenses	48,244	38,286	9,958	26.0	82,636
Fees to our Manager	10,196	4,152	6,044	145.6	9,294
Depreciation	3,831	2,747	1,084	39.5	6,007
Amortization of intangibles	7,026	6,320	706	11.2	14,815

Operating income	17,887	13,380	4,507	33.7	$25,351
Other income (expense):
Dividend income	5,002	6,184	(1,182)	(19.1)	12,361
Interest income	2,882	2,330	552	23.7	4,064
Interest expense	(31,267)	(15,269)	(15,998)	(104.8)	(33,800)
Equity in earnings and amortization charges of investee	5,568	514	5,054	983.3	3,685
Unrealized gain on derivative instruments	20,162	2,038	18,124	889.3	—
Other income (expense), net	(73)	(654)	581	(88.8)	123

Net income before income taxes and minority interests	20,161	8,523	11,638	136.5	11,784
Income tax (benefit) expense	(3,011)	579	(2,432)	(420.0)	3,615

Net income before minority interests	17,150	7,944	9,206	115.9	15,399
Minority interests	152	357	(205)	(57.4)	203

Net income	$16,998	$7,587	9,411	124.0	$15,196

Gross Profit

The increase in our consolidated gross profit was due primarily to the acquisitions of the Las Vegas FBO in the third quarter of 2005, six off-airport parking facilities (collectively referred to as “SunPark”) during the second half of 2005 and TGC on June 7, 2006. Additionally, higher average dollar per gallon fuel margins combined with stable fuel volumes at existing locations in our airport services business, and higher average revenue per car out in our airport parking business, contributed to increases in gross profit.

Selling, General and Administrative Expenses

The most significant factors in the increase in selling, general and administrative expenses were:

•	$1.8 million additional costs from our TGC acquisition not reflected in 2005 results;

•	additional costs at our airport parking business’s corporate office primarily to support a larger organization resulting from growth in number of locations;

•	additional compensation expenses related to stock appreciation rights issued during 2006; and

•	additional corporate selling, general and administrative costs of $1.1 million due primarily to costs of approximately $461,000 related to an unsuccessful acquisition bid as well as Sarbanes-Oxley costs.

Additionally, the management fee paid to our Manager increased due to $4.1 million in performance fees in 2006 compared to none in 2005, as well as a $1.9 million increase in the base fee due primarily to our increased investments.

Other Income (Expense)

Our dividend income in 2006 consists of a dividend declared by and received from SEW in the first quarter and a dividend declared by MCG in the second quarter. The comparable SEW dividend from 2005, which was higher than the SEW dividend received in 2006, was both declared and received in the second quarter.

Interest income increased primarily as a result of higher interest rates on invested cash in 2006. Interest expense increased due mostly to a higher level of debt in 2006.

Our equity in the earnings on our Yorkshire Link investment increased, primarily due to a gain from changes in the fair value of interest rate swaps that Yorkshire records in the income statement, compared with a loss recorded in the second quarter of 2005.

The decrease in other expense was due primarily to advisory fees incurred in 2005 related to our acquisition of two FBOs in California.

We do not intend to use hedge accounting through the remainder of 2006. Therefore, changes in the fair value of derivative instruments will be recorded as a pre-tax non-cash gain or loss in our income statement and will result in a corresponding after-tax increase or decrease in net income and EBITDA. For the third quarter of 2006, we expect to record a pre-tax loss in the fair value of derivatives in the range of $18 million to $20 million on a consolidated basis.

Income Taxes

We recorded a pre-tax loss in the first six months of 2005. However, since we were recently formed with no operating history, we recorded a full valuation allowance on the benefits of the pre-tax loss incurred. Therefore, we recorded no income tax benefit in the first six months of 2005.

For the 2006 year, we project a net loss before taxes at the MIC Inc. level, for which we expect to record an income tax benefit. We also project deriving net income before taxes outside MIC Inc. that will not be subject to income tax payable by us. Since the income from outside MIC Inc. is projected to exceed the pre-tax loss at the MIC Inc. level, we expect to recognize pre-tax income on a consolidated basis.

EBITDA

We have included EBITDA, a non-GAAP financial measure, on both a consolidated basis as well as for each segment as we consider it to be an important measure of our overall performance. We believe EBITDA provides additional insight into the performance of our operating companies and our ability to service our obligations and support our ongoing dividend policy.

A reconciliation of net income to EBITDA is provided below ($ in thousands):

					Year Ended
	Six Months Ended June 30,				December 31,
	2006	2005	Change		2005
			$	%
	(Unaudited)

Net income(1)	$16,998	$7,587	$9,411	124.0	$15,196
Interest expense, net	28,385	12,939	15,446	119.4	29,736
Income taxes	3,011	579	2,432	420.0	(3,615)
Depreciation(2)	8,290	6,631	1,659	25.0	14,098
Amortization(3)	7,026	6,320	706	11.2	14,815

EBITDA(1)	$63,710	$34,056	29,654	87.1	$70,230

(1)	Net income and EBITDA include non-cash unrealized gain from derivative instruments of $20.2 million for the six months ended June 30, 2006.

(2)	Includes depreciation expense of $1.6 million and $1.0 million for our airport parking business for the six-month periods ended June 30, 2006 and 2005, respectively, and $2.8 million and $2.8 million for the direct energy business for the six-month periods ended June 30, 2006 and 2005, respectively, which are included in the cost of services on our consolidated condensed income statement. Does not include $1.1 million of depreciation expense related to our 50% investment in IMTT for the six months ended June 30, 2006.

(3)	Does not include $1.9 million and $2.4 million of amortization expense related to intangible assets in connection with our investment in the toll road business for the six-month periods ended June 30, 2006 and 2005, respectively, and $189,000 of amortization expense related to intangible assets of IMTT for the six months ended June 30, 2006.

Year Ended December 31, 2005

We recognized net income of $15.2 million from our existing businesses and investments for the year ended December 31, 2005. Consolidated performance was primarily driven by:

•	net income of $7.1 million from our airport services business and $452,000 from our district energy business, partially offset by a loss of $3.3 million from our airport parking business;

•	dividend income of $8.5 million from our investment in SEW and $4.2 million from our investment in MCG; and

•	net income from our 50% share of the toll road business was $3.7 million, net of amortization expense of $3.8 million.

Summary of Our New Businesses and Results of Operations

The Gas Company

On June 7, 2006, we completed our acquisition of TGC from k1 Ventures Limited. TGC is a Hawaii limited liability company that owns and operates the regulated synthetic natural gas production and distribution business in Hawaii and distributes and sells liquefied petroleum gas through unregulated operations. TGC operates in both regulated and unregulated markets on the islands of Oahu, Hawaii, Maui, Kauai, Molokai and Lanai. The Hawaiian market includes Hawaii’s 1.2 million full-time residents and the businesses serving more than seven million annual visitors.

TGC has two primary businesses, utility (or regulated) and non-utility (or unregulated):

•	The utility business includes distribution and sales of SNG on the island of Oahu and distribution and sale of LPG to approximately 35,850 customers through localized distribution systems located on the islands of Oahu, Hawaii, Maui, Kauai, Molokai and Lanai (listed by size of market). Utility revenue consists principally of sales of thermal units, or therms, of SNG and gallons of LPG. One gallon of LPG is the equivalent of 0.913 therms. The operating costs for the utility business include the cost of locally purchased feedstock, the cost of manufacturing SNG from the feedstock, LPG purchase costs and the cost of distributing SNG and LPG to customers.

•	The non-utility business comprises the sale of LPG to approximately 31,550 customers, through truck deliveries to individual tanks located on customer sites on Oahu, Hawaii, Maui, Kauai, Molokai and Lanai. Non-utility revenue consists of sales of gallons of LPG. The operating costs for the non-utility business include the cost of purchased LPG and the cost of distributing the LPG to customers.

SNG and LPG have a wide number of commercial and residential applications, including electricity generation, water heating, drying, cooking, and gas lighting. LPG is also used as a fuel for some specialty vehicles and forklifts. Gas customers range from residential customers to a wide variety of commercial customers.

Revenue is primarily a function of the volume of SNG and LPG consumed by customers and the price per thermal unit or gallon charged to customers. Because both SNG and LPG are derived from petroleum, revenue levels, without volume changes, will generally track global oil prices. Utility revenue includes fuel adjustment charges through which the changes in fuel costs are passed through to utility customers. As a result, the key measure of performance for this business is gross profit.

Volume is primarily driven by demographic and economic growth in the state of Hawaii and by shifts of end users between gas and other energy sources and competitors. The Hawaii Department of Business, Economic Development, and Tourism has forecast population growth for the state of 1.1% per year through 2010. There are approximately 250 regulated utilities operating in Hawaii. These comprise one gas utility, four electric utilities, 34 water and sewage utilities and 211 telecommunications utilities. The four electric utility operators, combined, serve approximately 450,000 customers. Since all businesses and residences have electrical connections, this provides an estimate of the total gas market potential. TGC’s regulated customer base is approximately 35,850 and its non-regulated customer base is approximately 31,550. Accordingly, TGC’s overall market penetration, as a percentage of total electric utility customers in Hawaii, is approximately 15% of Hawaii businesses and residences. TGC has 100% of Hawaii’s regulated gas business and over 77% of Hawaii’s unregulated gas business.

Prices charged by TGC to its customers for the utility gas business are based on Hawaii Public Utilities Commission, or HPUC, regulated rates that allow TGC the opportunity to recover its costs of providing utility gas service, including operating expenses, taxes, a return of capital investments through recovery of depreciation and a return on the capital invested. TGC’s rate structure generally allows it to maintain a relatively consistent dollar-based margin per thermal unit by passing increases or decreases in fuel costs to customers through the fuel adjustment charges without filing a general rate case.

TGC incurs expenses in operating and maintaining its facilities and distribution network, comprising a SNG plant, a 22-mile transmission line, 1,100 miles of distribution pipelines, several tank storage facilities and a fleet of vehicles. These costs are generally fixed in nature. Other operating expenses incurred, such as LPG, feedstock for the SNG plant and revenue-based taxes, are generally sensitive to the volume of product sold. In addition, TGC incurs general and administrative expenses at its executive office that include expenses for senior management, accounting, information technology, human resources, environmental compliance, regulatory compliance, employee benefits, rents, utilities, insurance and other normal business costs.

The rates that are charged to non-utility customers are set based on LPG and delivery costs, and on the cost of fuel and competitive factors.

As part of the regulatory approval process of our acquisition of TGC, we agreed to 14 regulatory conditions addressing a variety of matters. The material conditions include:

•	the inability to recover goodwill, transaction or transition costs in future rate cases;

•	the inability of TGC to file for a new rate case with a prospective test year commencing prior to 2009;

•	a requirement to limit TGC and HGC’s ratio of consolidated debt to total capital to 65%;

•	a requirement to maintain $20.0 million in readily available cash resources at TGC, HGC or the company;

•	a requirement that TGC revise its Fuel Adjustment Clause to reconcile monthly charges to corresponding actually incurred fuel expenses; and

•	a requirement that TGC provide a $4.1 million customer appreciation credit to its gas customers.

Results of Operations

Six Months Ended June 30, 2006 and 2005

We acquired TGC on June 7, 2006. Accordingly, our consolidated operating results only reflect the results of operations of TGC for the 24-day period from June 7, 2006 through June 30, 2006. For this 24-day period, revenue was $10.6 million, gross profit was $4.2 million and income before taxes was $312,000. Income before taxes excludes a gain of $6.0 million recognized by TGC relating to swaps transferred to TGC by us. This gain was eliminated on consolidation.

Because TGC’s results of operations are only included in our financial results for a short period of 2006, the following analysis compares the historical results of operations for TGC under its current and prior owner. We believe that this is a more appropriate approach to explaining the historical financial performance and trends of TGC than discussing the composition of the 24-day period that is included in our results. The following table compares the historical financial performance of TGC for the six months ended June 30, 2006 (including the period owned by us) to the comparable 2005 period.

Key Factors Affecting Operating Results

•	Therms sold in each of the utility and non-utility sectors increased, mostly resulting from organic growth in the business;

•	Cost per therm increased by 24% due principally to higher petroleum costs that are generally recoverable in billing rates; and

•	Gross profit per therm increased 6% for the utility and 8% for the non-utility operations.

	Six Months Ended June 30,		Change
	2006	2005	$	%
	(Unaudited)
	($ in thousands)

Revenues:
Utility	$48,784	$41,017	7,767	18.9
Non-utility	33,784	29,890	3,894	13.0

Total revenue	82,568	70,907	11,661	16.4
Generation and purchased gas:
Utility	26,642	20,256	6,386	31.5
Non-utility	19,926	17,146	2,780	16.2

Gross profit	36,000	33,505	2,495	7.4
Operating expenses:
Production	2,052	1,872	180	9.6
Transmission and distribution	7,049	6,542	507	7.7
Taxes-other than income	4,932	4,223	709	16.8
Selling, general and administrative expenses	7,816	7,503	313	4.2
Depreciation and amortization	2,785	2,573	212	8.2

Operating income	11,366	10,792	574	5.3
Interest expense (net)	(3,960)	(1,883)	(2,077)	110.3
Unrealized gain on derivatives	1,912	—	1,912	NA
Other (expense) income	(1,844)	1,474	(3,318)	(225.1)

Income before taxes(1)	$7,474	$10,383	(4,821)	(46.4)

Reconciliation of Income Before Taxes to EBITDA:
Income before taxes(1)	$5,562	$10,383	(4,821)	(46.4)
Interest expense, net	3,960	1,883	2,077	110.3
Depreciation and amortization	2,785	2,573	212	8.2

EBITDA	$12,307	$14,839	(2,532)	(17.1)

(1)	Gain on transfer of swaps of $6.0 million for the six months ended June 30, 2006 has been excluded from income before taxes in the above table, since this amount was eliminated on consolidation at the MIC level in the second quarter of 2006.

Gross Profit

The key factors generating gross profit are volume of SNG and LPG sold and dollar-based margin per therm. TGC’s gross profit growth was due primarily to the following factors:

•	therms sold in both the utility and non-utility sectors increased 1% for the six-month period. This overall increase in therms sold included the benefit of a 1% increase in the number of customers that TGC serves.

•	utility gross profit increased 6% for the six-month period due to lower losses of gas while the product is in pipelines and increased revenue taxes (which benefit gross profit since the revenue-based taxes are included in revenue but the related and offsetting expense is included below the gross profit line, in operating costs).

•	gross profit per therm for the non-utility operations increased 8% for the six-month period due to the pro-rata accrual of a contract revenue adjustment in 2006 and lower propane inventory losses.

Operating Expenses

Production costs and transmission and distribution costs were higher for the six-month period due to increased personnel costs, higher electricity costs, the cost to rent an electrical generator at the SNG plant due to reliability issues with a power supplier, costs associated with converting pipeline maps to an electronic database and a non-recurring cost to repair the SNG transmission line.

Taxes other than income are comprised of payroll taxes and an 8.9% revenue tax on regulated sales. The revenue tax expense increased as a result of higher sales volumes and revenue, a large component of which was due to increased fuel costs.

Selling, general and administrative expenses increased due primarily to personnel and benefit cost increases and transitional costs relating to staff resourcing, offset by cost savings resulting from the termination of two administrative services agreements from third party providers.

Depreciation and amortization for the first half of 2006 was slightly higher than in 2005 due to equipment additions and depreciation and amortization related to the higher asset basis following our purchase of TGC in June 2006.

Interest Expense, Net

Interest expense increased in 2006 due primarily to increasing interest rates and the higher debt balance incurred to fund our acquisition of the business in early June 2006. The $160 million of long-term debt, which carries a blended margin of 50 basis points over LIBOR, has been hedged through 2009. The effective interest rate on the debt is 5.345%.

Other (Expense) Income

Other expense for the first half of 2006 was comprised principally of sale closing expenses. Other income for the first half of 2005 was primarily a $1.3 million non-recurring payment from an electric utility company to reimburse TGC under a cost sharing arrangement, for entry into an energy corridor fuel pipeline right-of-way.

EBITDA

For the first half of 2006 compared with the same period of 2005, EBITDA declined by $2.5 million. The decrease was the result of approximately $2.0 million of non-recurring costs associated with our purchase of the business, partially offset by improved operating results of $500,000 and was also due to the 2005 receipt of a $1.3 million energy corridor payment that did not reoccur in 2006.

Ten Months Ended April 30, 2006 Compared to Twelve Months Ended June 30, 2005

The comparative periods discussed below consist of 10 months, 12 months and 11 months, respectively. Accordingly, we have compared these periods on an average dollars or units per month basis as we believe so doing provides a more meaningful analysis than comparing periods of varying length. We do not believe that seasonality is a material factor over any particular period.

Key Factors Affecting Operating Results

•	Average therms sold per month in the regulated sector was flat, while average gallons sold per month in the unregulated sector increased 3%;

•	Dollar margin per therm increased 8% while dollar margin per gallon increased 5%; and

•	Average gross profit per month increased 8%.

	Ten Months Ended		Twelve Months Ended
	April 30, 2006		June 30, 2005		Average Per	Average Per
		Average Per		Average Per	Month $	Month %
	Actual	Month(1)	Actual	Month(1)	Change(1)	Change(1)
	($ in thousands)

Revenues:
Utility	$69,164	$6,916	$70,514	$5,876	$1,040	17.7%
Non-utility	60,771	6,077	61,899	5,158	919	17.8%

Total revenue	129,935	12,994	132,413	11,034	1,959	17.8%
Generation and purchased gas:
Utility	34,111	3,411	31,308	2,609	802	30.7%
Non-utility	37,179	3,718	36,185	3,015	702	23.3%

Gross profit	58,645	5,865	64,902	5,410	455	8.4%
Operating expenses:
Selling, general and administrative expenses	36,287	3,629	40,206	3,351	278	8.3%
Depreciation and amortization	4,473	447	5,074	423	24	5.8%

Operating income	17,885	1,789	19,640	1,637	152	9.3%
Interest expense (net)	(3,857)	(386)	(3,484)	(290)	(95)	32.8%
Other income	685	69	1,623	135	(67)	(49.4)%
Provision for income taxes	(5,526)	(553)	(6,945)	(579)	26	(4.5)%
Minority interest	(11)	(1)	(19)	(2)	—	(30.5)%
Cumulative effect of prior period adjustment, net of tax	(3,384)	(338)	—	—	(338)

Net income	$5,792	$579	$10,815	$901	$(322)	(35.7)%

Reconciliation of Net Income to EBITDA:
Net income	$5,792		$10,815
Interest expense	3,857		3,484
Provision for income taxes	5,526		6,945
Depreciation and amortization	4,473		5,074
Cumulative effect of prior period adjustment, net of tax	3,384

EBITDA	$23,032	$2,303	$26,318	$2,193	$110	5.0%

(1)	Subtotals and totals may be off $1 due to rounding.

Revenue and Gross Profit

The key factors generating TGC’s revenue and gross profit are volume of SNG and LPG sold and dollar-based margin per therm or gallon, respectively. TGC’s average monthly revenue and gross profit growth was due primarily to:

•	rising cost of SNG and LPG, which is generally passed on to customers. To date, there has not been any negative impact on demand for SNG and LPG due to the increases in these costs; and

•	an increase in utility therm margins resulting from reduced SNG gas line losses and recovery of percentage-based revenue taxes that are recorded in selling, general and administrative expenses.

The price increases in SNG were the result of an average 29% increase in the cost of feedstock experienced in the period ended April 30, 2006 when compared to the period ended June 30, 2005. Price increases passed through to customers were consistent with a formula permitted by the HPUC. The price increases in LPG were the result of an average 20% increase in the cost of feedstock between these periods that TGC passed on to its customers.

Selling, General and Administrative Expenses

Average selling, general and administrative expenses per month increased approximately 8.3%. This was due primarily to salary and wage merit and union contract increases, filling of vacant positions, repair of damages caused by a fire at the SNG plant, rental of a large electrical generator due to reliability issues with a power supplier, increases in vehicle fleet fuel costs, increases in employee benefit costs, higher percentage-of-revenue taxes and other inflationary cost increases.

Interest Expense, Net

Average net interest expense per month increased 32.8% due primarily to increasing interest rates. The outstanding debt is unhedged.

Other Income

Other income decreased because of the receipt of a payment from an electric utility for the shared use of an Energy Corridor in 2005.

Cumulative Effect of Prior Period Adjustment, Net of Tax

Prior to April 30, 2006, TGC followed the provisions of SFAS No. 143 in accounting for its asset retirement obligation. In applying this Statement, TGC took into consideration only those legal obligations associated with the retirement of long-lived assets that it considered to be probable of being incurred.

Effective from April 30, 2006, TGC adopted the provisions of FIN 47, and also recorded an asset retirement obligation in those cases where the obligation to perform the asset retirement activity was unconditional, even though the timing or the method of settling the obligation was uncertain.

Twelve Months Ended June 30, 2005 Compared to Eleven Months Ended June 30, 2004

Key Factors Affecting Operating Results

•	Average therms sold per month increased 1%, while average gallons sold per month increased 5%;

•	Dollar margin per therm increased 4% while dollar margin per gallon decreased 7%; and

•	Average gross profit per month increased 2%.

	Twelve Months Ended		Eleven Months Ended
	June 30, 2005		June 30, 2004		Average Per	Average Per
		Average Per		Average Per	Month $	Month %
	Actual	Month(1)	Actual	Month(1)	Change(1)	Change(1)
	($ in thousands)

Revenues:
Utility	$70,514	$5,876	$55,727	$5,066	$810	16.0%
Non-utility	61,899	5,158	49,156	4,469	690	15.4%

Total revenue	132,413	11,034	104,883	9,535	1,500	15.7%
Generation and purchased gas:
Utility	31,308	2,609	21,482	1,953	656	33.6%
Non-utility	36,185	3,015	24,972	2,270	745	32.8%

Gross profit	64,902	5,410	58,429	5,312	98	1.9%
Operating expenses:
Selling, general and administrative expenses	40,206	3,351	35,227	3,202	148	4.6%
Depreciation and amortization	5,074	423	4,472	407	16	4.0%

Operating income	19,640	1,637	18,730	1,703	(66)	(3.9)%
Interest expense (net)	(3,484)	(290)	(2,609)	(237)	(53)	22.4%
Other income	1,623	135	(90)	(8)	143	NM
Provision for income taxes	(6,945)	(579)	(6,390)	(581)	2	(0.4)%
Minority interest	(19)	(2)	(16)	(1)	—	8.9%

Net income	$10,815	$901	$9,625	$875	$26	3.0%

Reconciliation of Net Income to EBITDA:
Net income	$10,815		$9,625
Interest expense	3,484		2,609
Provision for income taxes	6,945		6,390
Depreciation and amortization	5,074		4,472

EBITDA	$26,318	$2,193	$23,096	$1,925	$269	14.0%

NM =	Not meaningful.

(1)	Subtotals and totals may be off $1 due to rounding.

Revenue and Gross Profit

The key factors generating TGC’s revenue and gross profit are volume of SNG and LPG sold and dollar-based margin per therm or gallon. TGC’s average monthly revenue and gross profit growth was due primarily to:

•	rising cost of SNG and LPG, which is generally passed on to customers;

•	an increase in both thermal unit and gallon sales volume and increased dollar per therm fuel margins, partially offset by a decrease in dollar per gallon fuel margins;

•	an increase in utility therm margins resulting from reduced utility SNG gas line losses and coverage of percentage-based revenue taxes that are recorded in selling, general and administrative expenses; and

•	a decrease in non-utility margins resulting from comparably higher costs of LPG due to increased purchases of LPG from foreign suppliers at a cost higher than local supplies. TGC chose to make these foreign purchases to ensure adequate supply for TGC’s customers following local fuel shortfalls. TGC made a business decision not to entirely pass these increased costs to TGC’s customers due to long-term customer relations, public relations, and competitive considerations.

The price increases in SNG were the result of an average 32% increase in the cost of feedstock experienced in the period ended June 30, 2005 when compared to the period ended June 30, 2004. The price increases in LPG were the result of an average 27% increase in the cost of feedstock between these periods.

Selling, General and Administrative Expenses

Average selling, general and administrative expenses per month increased approximately 4.6%. This was due primarily to salary and wage merit and union contract increases, increases in employee benefit costs, increases in vehicle fleet fuel costs, higher percentage-of-revenue taxes and other inflationary cost increases.

Interest Expense, Net

Average net interest expense per month increased 22.4% due primarily to increasing interest rates. The outstanding debt is unhedged.

Other Income

Other income increased because of the receipt of a non-recurring payment from an electric utility for the shared use of an Energy Corridor in 2005.

International-Matex Tank Terminals

On May 1, 2006, we completed our acquisition, through our wholly owned subsidiary, MIC Inc., of 50% of the shares of IMTT Holdings Inc. (formerly known as Loving Enterprises, Inc). IMTT Holdings is the ultimate holding company for a group of companies and partnerships that own a bulk liquid storage terminal business operating as IMTT.

IMTT provides bulk liquid storage and handling services in North America through a total of eight terminals located on the East, West and Gulf coasts and the Great Lakes region of the United States and a partially owned terminal in each of Quebec and Newfoundland, Canada, with the largest terminals located on the New York Harbor and on the Mississippi River near the Gulf of Mexico. IMTT stores and handles petroleum products, various chemicals and vegetable and animal oils. IMTT is one of the largest companies in the bulk liquid storage terminal industry in the United States, based on storage capacity.

The key drivers of IMTT’s revenue and gross profit are the amount of tank capacity rented to customers and the rates at which such capacity is rented. Customers generally rent tanks under contracts with terms of between one and five years. Under these contracts, customers generally pay for the capacity of the tank irrespective of whether the tank is actually used. The key driver of storage capacity utilization and tank rental rates is the demand for capacity relative to the supply of capacity in a particular region (e.g., New York Harbor, Lower Mississippi River). Demand for capacity is primarily a function of the level of consumption of the bulk liquid products stored by the terminals and the level of importation and exportation of such products. Demand for petroleum and liquid chemical products, the main products stored by IMTT, historically has generally been driven by the level of economic activity. We believe major increases in the supply of new tank capacity in IMTT’s key markets has been and will continue to be limited by the availability of waterfront land with access to the infrastructure necessary for land based receipt and distribution of stored product (road, rail and pipelines), lengthy environmental permitting processes and high capital costs. We believe a favorable supply/demand balance for bulk liquid storage currently exists in the markets serviced by IMTT’s major facilities. This factor, when combined with the attributes of IMTT’s facilities such as deep water drafts and access to land based infrastructure, have resulted in available storage capacity at IMTT’s major facilities for both petroleum and chemical products being consistently fully or near fully rented to customers.

IMTT earns revenues at its terminals from a number of sources including storage of bulk liquids (per barrel, per month rental), throughput of liquids (handling charges), heating (a pass through of the cost associated with heating liquids to prevent excessive viscosity) and other (revenue from blending, packaging and warehousing, for example). The key elements of revenue generally increase annually on the basis of inflation escalation provisions in customer contracts.

In operating its terminals, IMTT incurs labor costs, fuel costs, repair and maintenance costs, real and personal property taxes and other costs (which include insurance and other operating costs such as utilities and inventory used in packaging and drumming activities).

In 2005, IMTT generated approximately 53% of its total terminal revenue and 45% of its terminal gross profit at its Bayonne, NJ facility, which services New York Harbor, and 32% of its total terminal revenue and 47% of its terminal gross profit at its St. Rose, LA, Gretna, LA and Avondale, LA facilities, which together service the lower Mississippi River region (with St. Rose being the largest contributor).

There are two key factors that are likely to materially impact IMTT’s total terminal revenue and terminal gross profit in the future. First, IMTT has achieved substantial increases in storage rates at its Bayonne and St. Rose facilities as customer contracts expiring in 2005 and early 2006 have been renewed. In addition, some customers of IMTT have been extending contracts that do not expire until late 2006 and 2007 at rates above the existing rates under such contracts. As a consequence, based on the current level of demand for bulk liquid storage in New York Harbor and the lower Mississippi River, we anticipate that IMTT will achieve annual increases in storage revenues in excess of inflation at least through 2008.

Second, over the course of 2006 and 2007, IMTT intends to undertake significant growth capital expenditure which is expected to contribute significantly to terminal gross profit in 2008 and beyond. IMTT is currently constructing a bulk liquid chemical storage and handling facility on the Mississippi River at Geismar, LA. To date, IMTT has committed approximately $160.0 million of growth capital expenditure to the project. Based on the current project scope and subject to certain minimum volumes of chemical products being handled by the facility, existing customer contracts are anticipated to generate terminal gross profit and EBITDA of at least approximately $18.8 million per year assuming the major customer contract is ultimately accounted for as an operating lease (in the event that the major customer contract is ultimately accounted for as a finance lease, the project’s contribution to terminal gross profit and EBITDA will be reduced, but the project’s contribution to IMTT’s distributable cash flow will be unchanged). Completion of construction of the initial $160.0 million phase of the Geismar, LA project is targeted for the end of 2007. In the aftermath of hurricane Katrina, construction costs in the region affected by the hurricane have increased and labor shortages have been experienced. Although a significant amount of the impact of hurricane Katrina on construction costs has already been incorporated into the capital commitment plan, there could be further negative impacts on the cost of constructing the Geismar, LA project (which may not be offset by an increase in gross profit and EBITDA contribution) and/or the project construction schedule. In addition to the Geismar, LA project, IMTT is currently in the process of constructing 15 new storage tanks with a total capacity of approximately 1.5 million barrels at its Louisiana facilities at a total estimated cost of $39.0 million. It is anticipated that construction of these tanks will be completed from late 2006 through late 2007. Rental contracts with initial terms of at least three years have already been executed in relation to 11 of these tanks with the balance of the tanks to be used to service customers while their existing tanks are undergoing scheduled maintenance over the next five years. Overall, it is anticipated that the operation of the new tanks will contribute approximately $6.4 million to IMTT’s terminal gross profit and EBITDA annually.

As prescribed in the shareholders’ agreement between MIC, IMTT Holdings and its other shareholders, until December 31, 2007, subject to compliance with law, the debt covenants applicable to its subsidiaries and retention of appropriate levels of reserves, IMTT Holdings is required to distribute $7.0 million per quarter to us. At June 30, 2006, we recorded a $7.0 million receivable in connection with the expected receipt of our share of the cash distribution for the second quarter of 2006 which was received on July 26, 2006. Subsequent to December 31, 2007, subject to the same limitations applicable prior to December 31, 2007 and subject to IMTT Holdings’

consolidated net debt to EBITDA ratio not exceeding 4.25:1 as at each quarter end, IMTT Holdings is required to distribute all of its consolidated cash flow from operations and cash flows from (but not used in) investing activities less maintenance and environmental remediation capital expenditure to its shareholders quarterly.

As discussed above, in total, IMTT intends to undertake at least approximately $191.0 million of aggregate growth capital expenditure in 2006 and 2007. It is anticipated that this growth capital expenditure and IMTT’s dividend payments during 2006 and 2007, as prescribed in the shareholders’ agreement, will be fully funded using a combination of IMTT’s cash flow from operations, IMTT’s debt facilities, the proceeds from MIC’s investment in IMTT Holdings and future shareholder loans from the other shareholders of IMTT Holdings. IMTT’s current debt facilities will need to be refinanced on amended terms and increased in size during 2006 and 2007 to provide the funding necessary for IMTT to fully pursue its expansion plans.

Based on current market conditions and assuming that the construction of the new facility at Geismar is completed at the end of 2007 and a number of the expansion opportunities currently being considered by IMTT are pursued and completed prior to the end of 2007, it is anticipated that IMTT’s total terminal revenue, terminal gross profit and cash flow provided by operating activities will increase significantly through 2008, enabling the initial level of annual distributions from IMTT to MIC to be substantially maintained beyond 2007.

Our interest in IMTT Holdings, from the date of closing our acquisition, May 1, 2006, is reflected in our equity in earnings and amortization charges of investee line in our financial statements.

Results of Operations

Six Months Ended June 30, 2006 and 2005

We completed our acquisition of a 50% interest in IMTT on May 1, 2006. Therefore IMTT only contributed to our consolidated results from this date. We included $240,000 of net income in our consolidated results for the six months ended June 30, 2006, consisting of $1.0 million equity in the earnings of IMTT (net of $554,000 tax expense) less $789,000 depreciation and amortization expense (net of $546,000 tax benefit). IMTT declared a dividend of $14.0 million in June 2006 with $7.0 million payable to MIC Inc. that we recorded as a receivable at June 30, 2006, and received on July 26, 2006.

To enable meaningful analysis of IMTT’s performance across periods, IMTT’s performance for the full six months ended June 30, 2006, compared to the corresponding period, is discussed below.

Key Factors Affecting Operating Results

•	Terminal revenue and terminal gross profit increased principally due to increases in average tank rental rates; and

•	Environmental response gross profit increased due to activities related to hurricane Katrina and a significant spill response job undertaken in the second quarter.

	Six Months Ended June 30,		Change
	2006	2005	$	%
	(Unaudited)
	($ in thousands)

Revenue:
Terminal revenue	$94,332	$88,584	5,748	6.5
Terminal revenue — heating	10,542	9,376	1,166	12.4
Environmental response revenue	10,006	5,904	4,102	69.5
Nursery revenue	6,057	6,853	(796)	(11.6)

Total revenue	120,937	110,717	10,220	9.2

	Six Months Ended June 30,		Change
	2006	2005	$	%
	(Unaudited)
	($ in thousands)

Costs and expenses:
Terminal operating costs	48,731	45,867	2,864	6.2
Terminal operating costs — fuel	9,435	9,505	(70)	(0.7)
Environmental response operating costs	5,954	4,541	1,413	31.1
Nursery operating costs	6,272	6,303	(13)	(0.5)

Total operating costs	70,392	66,216	4,176	6.3
Terminal gross profit	46,708	42,588	4,120	9.7
Environmental response gross profit	4,052	1,363	2,689	197.3
Nursery gross profit	(215)	550	(765)	(139.1)

Gross profit	50,545	44,501	6,044	13.6
General and administrative expenses	10,866	10,213	653	6.4
Depreciation and amortization	15,165	14,767	398	2.7
Mark-to-market (gain) loss on non-hedging derivatives	(986)	(1,240)	254	(20.5)

Operating income	25,500	20,761	4,739	22.8
Interest expense	9,400	11,334	(1,934)	(17.1)
Provision for income taxes	6,486	4,294	2,192	51.0

Net income	$9,614	$5,133	4,481	87.3

Reconciliation of Net Income to EBITDA:
Net income	$9,614	$5,133	4,481	87.3
Interest expense	9,400	11,334	(1,934)	(17.1)
Provision for income taxes	6,486	4,294	2,192	51.0
Depreciation and amortization	15,165	14,767	398	2.7

EBITDA	$40,665	$35,528	5,137	14.5

Revenue and Gross Profit

Terminal revenue increased due to a 1% increase in storage capacity rented to customers in the six-month period, and a 6.6% increase in average storage rates for the six-month period ended June 30, 2006 compared to the corresponding period in 2005. Overall storage capacity rented to customers remained effectively stable at 95% of available storage capacity. Terminal revenue also increased due to the increase in the earnings of IMTT’s Quebec terminal and the write-off of a payable in the six-month period ended June 30, 2006 compared to the corresponding period in 2005. In the six months to June 30, 2006, IMTT also achieved a $1.2 million improvement in the differential between terminal revenue — heating and terminal operating costs — fuel due to increased demand for heating and increases in unit fuel prices, both of which generated an increased differential.

The increase in terminal revenue and heating differential was partially offset by an increase in terminal operating costs. This increase was principally due to general increases in direct labor and health benefit costs, repair and maintenance and property taxes, offset partially by a non-cash natural resource damage settlement accrual in New Jersey in the second quarter of 2005 that did not reoccur in the second quarter of 2006.

Environmental response gross profit increased principally due to spill clean-up activities resulting from hurricane Katrina and a significant new spill response job undertaken.

The nursery gross profit decreased due to a reduction in demand for plants and a write-down of unsaleable inventory in the aftermath of hurricane Katrina.

Operating Expenses

General and administrative expenses increased due to general increases in direct labor and benefit expenses and expansion of the environmental response business’s marketing function.

Interest Expense, Net

Net interest expense declined due to the reduction of outstanding debt and increase in interest from liquid asset balances resulting from our investment in IMTT.

EBITDA

EBITDA increased due to the increased gross profit from terminal operations and from environmental response activities offset partially by a decline in gross profit contribution from the nursery business and an increase in general and administrative expenses.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues from tank storage and terminal charges, railroad operations, other rental income and other income reflected in IMTT Holdings’ audited consolidated statements of income for the year ended December 31, 2005, 2004 and 2003 have been reclassified in the below presentation as follows:

•	tank storage and terminal charges revenue has been segmented into terminal revenue and terminal revenue — heating for a more meaningful analysis; and

•	other rental income, railroad operations revenue and other income have been combined into terminal revenue.

	Year Ended December 31,		Change
	2005	2004	$	%
	($ in thousands)

Revenue:
Terminal revenue	$182,518	$168,384	14,134	8.4
Terminal revenue — heating	20,595	15,252	5,343	35.0
Environmental response revenue	37,107	16,124	20,983	130.1
Nursery revenue	10,404	10,907	(503)	(4.6)

Total revenue	250,624	210,667	39,957	19.0
Costs and expenses:
Terminal operating costs	$97,746	$87,755	9,991	11.4
Terminal operating costs — fuel	20,969	17,712	3,257	18.4
Environmental response operating costs	24,774	9,720	15,054	154.9
Nursery operating costs	10,268	11,136	(868)	(7.8)

Total operating costs	153,757	126,323	27,434	21.7
Terminal gross profit	84,398	78,169	6,229	8.0
Environmental response gross profit	12,333	6,404	5,929	92.6
Nursery gross profit	136	(229)	365	159.4

Gross profit	96,867	84,344	12,523	14.8

	Year Ended December 31,		Change
	2005	2004	$	%
	($ in thousands)

General and administrative expenses	22,834	20,911	1,923	9.2
Depreciation and amortization	29,524	29,929	(405)	(1.4)
Mark-to-market gain on non-hedging derivatives	(2,637)	(2,313)	(324)	14.0

Operating income	47,146	35,817	11,329	31.6
Interest expense	(22,100)	(22,269)	169	0.8
Provision for income taxes	(11,670)	(5,667)	(6,003)	105.9

Net income	$13,376	$7,881	5,495	69.7

Reconciliation of Net Income to EBITDA:
Net income	$13,376	$7,881	5,495	69.7
Interest expense	22,100	22,269	(169)	(0.8)
Provision for income taxes	11,670	5,667	6,003	105.9
Depreciation and amortization	29,524	29,929	(405)	(1.4)

EBITDA	$76,670	$65,746	10,924	16.6

Revenue and Gross Profit

•	Terminal gross profit increased by $6.2 million (8%);

•	Terminal revenue increased by $14.1 million. Of this increase, $10.2 million was due to a combination of an increase in storage capacity rented to customers (40% of the $10.2 million increase) and increase in storage rates (60% of the $10.2 million increase) and $3.2 million was due to increased revenue from miscellaneous services. In 2005, IMTT also achieved a $2.1 million improvement in the differential between terminal revenue — heating and terminal operating costs — fuel due to improved customer contract terms and efficiency gains in the use of fuel;

•	The increase in terminal revenue and heating differential was partially offset by a $10.0 million increase in terminal operating costs. Of this increase in terminal operating costs, $3.2 million related to the cost of a natural resource damages settlement reached with the state of New Jersey which is not expected to re-occur. The balance of the increase was due to general increases in direct labor costs and health benefit costs, property taxes, power costs and environmental compliance costs;

•	In 2005, IMTT’s major terminals maintained near full storage capacity utilization and achieved increases in average storage rates for all major petroleum products stored; and

•	Environmental response (Oil Mop) gross profit increased by $5.9 million in 2005 principally due to spill clean-up activities resulting from Hurricane Katrina.

Operating Expenses

General and administrative expenses increased by $1.9 million. Of this increase, $921,000 related to costs incurred by IMTT when it temporarily relocated its head office from New Orleans to Bayonne in the immediate aftermath of Hurricane Katrina. This loss may be recoverable in whole or part under IMTT’s insurance policies, however, this has yet to be confirmed. Other than a $325,000 insurance deductible expensed during 2005, IMTT incurred no other material costs related to Hurricane Katrina.

EBITDA

EBITDA increased due to increased gross profit from all businesses partially offset by an increase in general and administrative expenses.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

	Year Ended December 31,		Change
	2004	2003	$	%
	($ in thousands)

Revenue:
Terminal revenue	$168,384	$159,339	9,045	5.7
Terminal revenue — heating	15,252	12,493	2,759	22.1
Environmental response revenue	16,124	10,412	5,712	54.9
Nursery revenue	10,907	10,822	85	0.8

Total revenue	210,667	193,066	17,601	9.1
Costs and expenses:
Terminal operating costs	87,755	78,172	9,583	12.2
Terminal operating costs — fuel	17,712	15,013	2,699	17.9
Environmental response operating costs	9,720	9,172	548	6.0
Nursery operating costs	11,136	11,391	(255)	(2.2)

Total operating costs	126,323	113,748	12,575	11.1
Terminal gross profit	78,169	78,647	(478)	(0.6)
Environmental response gross profit	6,404	1,240	5,164	416.5
Nursery gross profit	(229)	(569)	340	(59.8)

Gross profit	84,344	79,318	5,026	6.3
General and administrative expenses	20,911	20,823	88	0.4
Depreciation and amortization	29,929	29,554	375	1.3
Mark-to-market gain on non-hedging derivatives	(2,313)	(1,471)	(842)	57.2

Operating income	35,817	30,412	5,405	17.8
Interest expense	(22,269)	(21,671)	(598)	2.8
Provision for income taxes	(5,667)	(2,851)	(2,816)	98.8

Net income	$7,881	$5,890	1,991	33.8

Reconciliation of Net Income to EBITDA:
Net income	$7,881	$5,890	1,991	33.8
Interest expense	22,269	21,671	598	2.8
Provision for income taxes	5,667	2,851	2,816	98.8
Depreciation and amortization	29,929	29,554	375	1.3

EBITDA	$65,746	$59,966	5,780	9.6

Revenue and Gross Profit

•	Terminal gross profit was substantially unchanged;

•	Terminal revenue increased by $9.0 million. Of this increase, $8.9 million was due to a combination of an increase in storage capacity rented to customers (72% of the $8.9 million increase) and increases in storage rates (28% of the $8.9 million increase);

•	The increase in terminal revenue was offset by increases in terminal operating costs. Of the increase in terminal operating costs, approximately $3.0 million related to the operating costs associated with a facility that was acquired in 2004 and combined into IMTT’s Bayonne facility. The balance of the increase was due to general increases in direct labor costs, health benefit costs, workers compensation insurance costs and increases in property taxes and environmental compliance costs;

•	In 2004, IMTT’s major terminals maintained near full storage capacity utilization and achieved increases in average storage rates for all major petroleum products stored; and

•	Environmental response (Oil Mop) gross profit increased by $5.2 million in 2004 principally due to spill clean-up activities resulting from Hurricane Ivan.

EBITDA

EBITDA increased due to increased gross profit from environmental response activities.

Trajen Holdings, Inc.

Trajen’s 23 sites have been acquired over a period of several years and include five sites that were acquired in 2005 and five sites that were acquired in 2006. A number of the sites acquired in 2005 and 2006 are material to Trajen’s overall results. The relatively high level of recent acquisition activity means that evaluation of Trajen on the basis of historical financial information is neither practical nor particularly meaningful in that it is not reflective of the business as acquired by us. However, we believe that the performance of the Trajen sites has been and will continue to be broadly comparable with the overall performance of our existing Atlantic sites due to the similar nature of their respective physical assets and target markets (corporate and individual owners of jet aircraft), as well as similar financial performance of comparably sized sites in recent years. If we had owned Trajen’s 23 sites from the beginning of 2006, we have estimated that the business would contribute $66 to $70 million to our consolidated gross profit for the year. We have also estimated that Trajen would generate an EBITDA to gross profit margin in a range of 44% to 46%.

Liquidity and Capital Resources

For a discussion of our liquidity and capital resources with respect to our Existing Businesses, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on October 16, 2006, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our amended Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2006 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our Current Reports on Form 8-K/A filed with the SEC on May 16, 2006 and June 27, 2006, all of which are incorporated herein by reference.

The Gas Company

Cash Flows for the Six Months Ended June 30, 2006 and 2005

Because TGC’s cash flows are only included in our financial results for a short period of 2006, the following analysis compares the historical cash flows for TGC under its current and prior owner. We believe that this is a more appropriate approach to explaining the historical cash flow trends of TGC than discussing the composition of the 24-day period that is included in our consolidated cash flows.

	Six Months Ended June 30,
	2006	2005
	(Unaudited)
	($ in thousands)

Cash provided by operations	$11,211	$11,618
Cash used in investing activities	$(260,207)	$(3,376)
Cash provided by (used in) financing activities	$255,450	$(3,153)

Key factors influencing cash flows from TGC were as follows:

•	the decrease in operating cash flows for the first half of 2006 was mainly the result of normal working capital fluctuations. The key factors that drive operating cash flows include customer receipts less purchases of fuel, materials and supplies, and less payment of payroll and benefit costs, franchise and revenue taxes, vendor services and administrative charges;

•	cash used in investing activities increased mainly due to our acquisition of TGC; and

•	cash provided by financing activities increased due to $160.0 million of new term debt incurred to finance the purchase of TGC, $106.7 million of capital received from us upon our acquisition of the business, and $2.0 million drawn on TGC’s revolving credit agreement to fund working capital needs immediately following the acquisition.

At June 30, 2006, TGC had cash of $5.9 million and had $18.0 million available to borrow under its $20 million revolving credit facility. On July 7, 2006, TGC repaid the $2.0 million outstanding under the revolving credit facility, restoring its available balance to $20.0 million. A $1.0 million cash dividend was paid to MIC Inc. on July 21, 2006.

For information on our gas production and distribution business’ outstanding debt and credit facilities, see Note 8, Long-Term Debt, of the Notes to Consolidated Condensed Financial Statements in Part I, Item 1 of our amended Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2006, which is incorporated by reference into this prospectus supplement.

Cash Flows for the Ten Months Ended April 30, 2006 Compared to the Twelve Months Ended June 30, 2005, and the Twelve Months Ended June 30, 2005 Compared to the Eleven Months Ended June 30, 2004

Cash Flow Provided by Operating Activities

Cash flow provided by operating activities decreased from 2004 to 2005 and also from 2005 to 2006. These decreases were due primarily to changes in working capital and deferred taxes. The working capital changes resulted from increases in accounts receivable due to higher billings and increased inventory levels resulting from higher fuel prices and the timing of purchases of LPG. The following table summarizes the impact of working capital and deferred taxes, and of other items, on cash flow from operations.

					Inception
	Ten Months		Twelve		(August 8,
	Ended	Average Per	Months Ended	Average Per	2003) to	Average Per
	April 30, 2006	Month	June 30, 2005	Month	June 30, 2004	Month
	($ in thousands)

Impact of items other than working capital and deferred taxes	$14,685	$1,468	$16,290	$1,357	$14,803	$1,346
Impact of working capital and deferred taxes	(881)	(88)	932	78	5,129	466

Cash flow provided by operating activities	$13,804	$1,380	$17,222	$1,435	$19,932	$1,812

Cash Flow Used in Investing Activities

Inception
	Ten Months	Twelve Months	(August 8,
	Ended	Ended	2003) to
	April 30, 2006	June 30, 2005	June 30, 2004
($ in thousands)

Cash flow used in investing activities	$(17,084)	$(6,116)	$(112,480)

Cash flow used in investing activities principally consists of capital expenditures. Cash flow used in investing activities for the ten months ended April 30, 2006 consisted of a $10.5 million advance to Focus-Up Holding, Ltd., an affiliate of k1 Ventures Ltd., and capital expenditures. Capital expenditures in the ten months ended April 30, 2006 consisted of $5.9 million for maintenance and routine asset replacements and $758,000 for new business opportunities. The $758,000 expended for new business opportunities comprised of pipelines, meters and tanks for new customers that are expected to generate annual revenue of about $590,000 in the utility business and about $135,000 in the non-utility business, beginning immediately following equipment installation.

For the twelve months ended June 30, 2005, cash flows used in investing activities consisted of capital expenditures of $5.2 million for maintenance and routine asset replacements and $933,000 for new business opportunities. The $933,000 expended for new business opportunities comprised of pipelines, meters and tanks for new customers that are expected to generate annual revenue of about $675,000 in the utility business and about $125,000 in the non-utility business, beginning immediately following equipment installation.

Cash flow used in investing activities for the period from inception to June 30, 2004 included $106.5 million related to the purchase of the business by k1. Capital expenditures for 2004 were $6.0 million, consisting of $5.5 million for maintenance and routine asset replacements and $499,000 for new business opportunities. The $499,000 expended for new business opportunities comprised pipelines, meters and tanks for new customers that have generated annual revenue of about $270,000 in the utility business and about $81,000 in the non-utility business.

TGC expects to spend approximately $6.9 million for maintenance and routine replacements of current facilities and equipment in 2006, of which $4.6 million was incurred through June 30, 2006. The remaining $2.3 million comprises approximately $1.0 million for vehicles and $1.3 million for other renewals and upgrades. TGC expects to spend approximately $3.7 million in 2006 for capital projects related to new business and for new capital projects that are not routine maintenance or asset replacements, of which $500,000 was incurred through June 30, 2006. The remaining $3.2 million relates to new business, including new tanks and meters, expansion of current facilities and improvement of distribution system reliability and capacity.

For the fiscal year ending June 30, 2007, TGC currently expects to incur approximately $10.0 million for capital expenditures. This includes $6.1 million for capitalized maintenance and routine replacements of current facilities and equipment. The remaining $3.9 million includes approximately $2.0 million in projects for the expansion of facility capabilities and to improve distribution system reliability and capacity, as well as $1.9 million for growth of current facilities, consisting of $1.0 million for regulated operations and $0.9 million for unregulated operations.

Cash Flow (Used in) Provided by Financing Activities

Inception
	Ten Months	Twelve Months	(August 8,
	Ended	Ended	2003) to
	April 30, 2006	June 30, 2005	June 30, 2004
($ in thousands)

Cash flow (used in) provided by financing activities	$(58)	$(5)	$98,105

Cash flow used in financing activities in 2004 was primarily due to k1’s equity and debt financing for its purchase of the business in 2003.

International-Matex Tank Terminals

Cash Flows for the Six Months Ended June 30, 2006 and 2005

The acquisition of our 50% interest in IMTT was completed on May 1, 2006. The following analysis compares the historical cash flows for IMTT under its current and prior owners. We believe that this is a more appropriate approach to explaining the historical cash flow trends of IMTT, rather than discussing the cash flows from IMTT included in our consolidated cash flows for the period from May 1, 2006 through June 30, 2006.

	Six Months Ended June 30,
	2006	2005
	(Unaudited)
	($ in thousands)

Cash flow provided by operations	$38,799	$26,134
Cash flow used in investing activities	$(33,512)	$(14,050)
Cash flow provided by (used in) financing activities	$87,646	$(11,198)

Key factors influencing cash flow at IMTT were as follows:

•	cash flow provided by operations increased due to an increase in gross profit and a decrease in interest paid and a reduction in working capital;

•	cash flow used in investing activities increased principally due to high levels of specific capital expenditure relating to the construction of the new facility at Geismar, LA and the construction of new storage tanks at IMTT’s existing facility at St. Rose, LA; and

•	substantial cash flow was provided to IMTT from financing activities as a result of our investment in IMTT net of dividends paid to the existing shareholders of IMTT and repayments of borrowings.

For information on IMTT’s debt and credit facilities, see “Liquidity and Capital Resources — Our Consolidated Cash Flow — IMTT Cash Flow” in Part 2 of our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, which is incorporated by reference into this prospectus supplement.

Pursuant to the terms of the shareholders’ agreement between ourselves and the other shareholders in IMTT, all shareholders in IMTT other than MIC are required to loan all dividends received by them (excluding the $100.0 million dividend paid to prior existing shareholders at the closing of our investment in IMTT), net of tax payable in relation to such dividends, through the quarter ending December 31, 2007 back to IMTT Holdings Inc. The shareholder loan will bear interest at a fixed interest rate of 5.5% and is to be repaid over 15 years by IMTT Holdings Inc. with equal quarterly amortization commencing March 31, 2008. No shareholder loans were outstanding as at June 30, 2006.

Cash Flows for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004, and the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Cash Flow Provided by Operations

	Year Ended December 31,
	2005	2004	2003
	($ in thousands)

Cash flow provided by operations	$51,706	$40,713	$33,246

Cash flow provided by operations increased by 22.5% from 2003 to 2004 and 27% from 2004 to 2005 primarily due to increases in gross profit.

Significant growth in terminal revenue and terminal gross profit is expected over the period from 2006 through 2008 and it is anticipated that this will have a corresponding positive impact on cash flow from operations over the same period. In addition, IMTT Holdings Inc., which files a consolidated U.S. federal tax return for IMTT, as at the end of 2005 had carried forward federal tax net operating losses of approximately $80.0 million. Thus it is anticipated that IMTT will not pay any significant amounts of U.S. federal taxation over the period from 2006 through 2008.

Cash Flow Used in Investing Activities

	Year Ended December 31,
	2005	2004	2003
	($ in thousands)

Cash flow used in investing activities	$(37,090)	$(51,033)	$(42,559)
Including:
Maintenance capital expenditure — plant & equipment	$(17,724)	$(8,662)	$(13,844)
Maintenance capital expenditure — environmental	$(2,539)	$(3,430)	$(2,788)
Growth capital expenditure	$(16,499)	$(36,556)	$(25,895)

Cash flow used in investing activities declined by $13.9 million from 2004 to 2005 due to a decline in growth capital expenditure that was partially offset by an increase in maintenance capital expenditure (which includes capitalized expenditures on existing plant and equipment maintenance and environmental related expenditures). Growth capital expenditure in 2005 related primarily to the ongoing tank capacity additions at St. Rose and various other facility improvements. Growth capital expenditure in 2004 related primarily to the acquisition and refurbishment of a terminal adjoining IMTT’s Bayonne terminal and new boilers and pier modifications at Bayonne.

Cash flow used in investing activities increased by $8.5 million from 2003 to 2004 due to a decline in maintenance capital expenditure that was more than offset by an increase in growth capital expenditure discussed in the paragraph above. Growth capital expenditure in 2003 related primarily to tank capacity additions at St. Rose and Bayonne and new boilers and pipeline relocations at Bayonne.

Looking forward it is anticipated that total maintenance capital expenditure (plant and equipment and environmental) is unlikely to exceed a range of between $30.0 million and $40.0 million per year and is expected to be below this range for the 2006 full year due to the deferral of environmental capital expenditure into subsequent periods. The expected level of future maintenance capital expenditure over the longer term primarily reflects the need for increased environmental expenditures going forward both to remediate existing sites and to upgrade waste water treatment and spill containment infrastructure to comply with existing, and currently foreseeable changes to, environmental regulations. Future maintenance capital expenditure is expected to be funded from IMTT’s cash flow from operations.

Cash Flow Provided by (Used in) Financing Activities

	Year Ended December 31,
	2005	2004	2003
	($ in thousands)

Cash flow provided by (used in) financing activities	$(13,460)	$10,174	$6,598

Cash flow provided by financing activities in 2003 and 2004 principally reflects the net debt funding required to finance growth capital expenditure in those years. In 2005 growth capital expenditures were lower than in prior years and the excess of cash flow provided by operations over capital expenditures was used to reduce debt and to make distributions to shareholders of IMTT and advances to their affiliates.

Sources of Funding for IMTT’s Future Growth Capital Expenditure and Dividend Policy

IMTT intends to undertake at the least approximately $191.0 million of aggregate growth capital expenditure in 2006 and 2007.

During the six months ended June 30, 2006, IMTT spent $26.0 million on expansion projects, including $12.5 million related to the construction of a new bulk liquid chemical storage facility at Geismar and $7.0 million related to the ongoing construction of new storage tanks at IMTT’s existing facility at St.

Rose. The balance of the growth capital expenditure related to a number of smaller projects to improve the capabilities of IMTT’s facilities. IMTT has currently committed to $171.0 million of growth capital expenditure during the remainder of 2006 and 2007, including at least approximately $148.0 million in relation to the construction of the Geismar facility and $23.0 million in relation to the construction of 15 new storage tanks at IMTT’s existing facilities in Louisiana.

It is anticipated that this growth capital expenditure and IMTT’s dividend payments during 2006 and 2007 as prescribed in the shareholders’ agreement between us and the other shareholders of IMTT Holdings will be fully funded using a combination of IMTT’s cash flow from operations, IMTT’s debt facilities, the proceeds from our investment in IMTT (net of the $100.0 million dividend payment to shareholders other than us) and future loans from the IMTT shareholders other than us. IMTT’s current debt facilities will need to be refinanced on amended terms and increased in size during 2006 and 2007 to provide the funding necessary for IMTT to fully pursue its expansion plans. Pursuant to the terms of the shareholders’ agreement, all shareholders in IMTT other than us are required to loan all dividends received by them (excluding the $100.0 million dividend), net of tax payable in relation to such dividends, through the quarter ending December 31, 2007 back to IMTT Holdings. The shareholder loan will have a fixed interest rate of 5.5% and be repaid over 15 years with equal quarterly amortization.

Airport Services Business

Cash Flow Provided by (Used in) Financing Activities

The acquisition of Atlantic Aviation by Atlantic Aviation FBO Inc., or Atlantic FBO Holdco (formerly known as North America Capital Holding Company), was initially partially financed with a $130 million bridge loan facility provided by the Macquarie Group. This bridge facility was refinanced in October 2004 with a term loan facility of the same amount. The Macquarie Group provided $52 million of the term loan facility. Atlantic FBO Holdco made a prepayment of $1.5 million of the term loan on December 31, 2004. MIC purchased AvPorts with a $36.0 million senior loan in place that was drawn at the time of the prior owner’s acquisition. On January 14, 2005, Atlantic FBO Holdco completed its acquisition of two FBOs in California. This acquisition was partly funded through an increase in the term loan of $32 million, which was provided by WestLB AG, New York Branch.

On December 12, 2005, Atlantic FBO Holdco, the holding company for MIC’s airport services business, entered into a loan agreement providing for $300 million of term loan borrowing and a $5 million revolving credit facility. On December 14, 2005, Atlantic FBO Holdco drew down $300 million in term loans and repaid the existing term loans of $198.6 million (including accrued interest and fees), increased its debt service reserve by $3.4 million and paid $6.4 million in fees and expenses. Atlantic FBO Holdco also utilized $2 million of the revolving credit facility to issue letters of credit.

The counterparties to the agreement are Mizuho Corporate Bank Limited, as administrative agent, and other lenders party thereto. The Atlantic FBO Holdco term loan is an obligation of the MIC Inc. operating subsidiaries that comprise its airport services business and is non-recourse to MIC Inc. or its other businesses. The obligations under the credit agreements are secured by the assets of Atlantic FBO Holdco as well as the equity interests of Atlantic FBO Holdco and its subsidiaries. The terms and conditions for the facilities include events of default and representations and warranties that are customary for facilities of this type.

On June 28, 2006, Atlantic FBO Holdco entered into an agreement to expand the existing $300 million term loan at Atlantic FBO Holdco to $480 million. On July 11, 2006, Atlantic FBO Holdco used the additional $180 million term loan to partially fund the acquisition of Trajen.

Details of the Atlantic FBO Holdco term loan facility are as follows:

Amount outstanding as of September 30, 2006	$480 million term loan $4.3 million in letters of credit drawn against the $5 million revolving credit facility

Term	Matures December 12, 2010

Amortization	Payable at maturity

Interest rate type	Floating

Interest rate base	LIBOR

Interest rate margin	1.75% until 2008 2.00% until 2010

Interest rate hedging	We have fixed the interest rate of 100% of the term loan by entering into interest rate swaps (fixed vs. LIBOR) at the following average rates (not including interest margin):

Start Date	End Date	Amount	Fixed Rate

Dec 14, 2005	Sep 28, 2007	$300 million	4.27%
Sep 28, 2007	Nov 7, 2007	$300 million	4.73%
Nov 7, 2007	Oct 21, 2009	$300 million	4.85%
Oct 21, 2009	Dec 14, 2010	$300 million	4.98%
Sep 29, 2006	Dec 12, 2010	$180 million	5.515%

Debt service reserve	Six months of debt service

Distributions lock-up tests	12-month forward and 12-month backward debt service cover ratio < 1.5x

Minimum adjusted pro forma EBITDA:
Year	After expansion

2005	$40.1 million
2006	$66.9 million
2007	$71.9 million
2008	$77.5 million

Maximum debt/adjusted EBITDA calculated quarterly:
Maximum debt/
Starting	Ending	adjusted EBITDA

December 31, 2008	September 30, 2009	5.5x
December 31, 2009	March 31, 2010	5.0x
June 30, 2010	September 30, 2010	4.5x

Mandatory prepayments	If any distribution lock-up test is not met for two consecutive quarters.

Events of default financial triggers	If backward debt service cover ratio < 1.2x

12-month backward debt service cover ratio as at December 31, 2005	2.19x

12-month forward debt service cover ratio as at December 31, 2005	2.63x

We do not intend to be in a position to repay the amount outstanding under this facility at maturity as a result of our dividend policy to distribute to shareholders available cash net of prudent reserves. Therefore, we will need to refinance this facility at or prior to its maturity. We have no reason to believe at this time that we will not be able to refinance the debt when due.

On July 11, 2006, MIC Inc. borrowed $180 million against its acquisition credit facility to fund a portion of the acquisition of Trajen. MIC expects to repay all of the outstanding borrowings under this facility with the net proceeds of this offering, and the net proceeds from the disposition of the MIC’s investments in MCG and SEW and the anticipated disposition of its investment in YLL.

Maintenance Capital Expenditure

We expect to spend approximately $3.8 million at Atlantic’s existing FBOs, or $200,000 per FBO, per year on maintenance capital expenditure. At our newly acquired Trajen FBOs we expect to spend approximately $3.3 million, or $140,000 per FBO, per year on maintenance capital expenditure. These amounts will be spent on items such as repainting, replacing equipment as necessary and any ongoing environmental or required regulatory expenditure, such as installing safety equipment. This expenditure is funded from cash flow from operations.

Maintenance capital expenditures associated with Trajen sites is lower than the expected annual maintenance capital expenditures for our existing Atlantic sites as a result of the significant capital improvements made by Trajen prior to our acquisition.

Specific Capital Expenditure

We intend to spend a total of approximately $12.4 million at Atlantic’s existing FBOs on specific capital expenditure in 2006 and 2007, which we intend to fund from then existing resources. We expect to spend $850,000 on specific capital expenditures in 2007 at our newly acquired Trajen FBOs, all of which was pre-funded at acquisition.

Estimated
Cost/Amount
Remaining (from
Location	Item	Expected Timing	December 31, 2005)

Teterboro Airport	Ramp construction	Completion expected in the second quarter of 2007	$4.5 million
Metroport East 34th Street Heliport	Upgrade of heliport in exchange for ten-year operating agreement	Completion expected in the second quarter of 2007	$2.8 million
Pittsburgh International Airport	Original lease requires further capital expenditure. This will be fulfilled through the development of a new hangar.	Completion expected in the third quarter of 2007	$5.1 million
Tucson International Airport	Hangar construction	Completion expected by July 2007	$850,000

Airport Parking Business

Refinancing of Credit Facility

On September 1, 2006, our airport parking business, or PCAA, through a number of its majority-owned airport parking subsidiaries, entered into a loan agreement providing for $195.0 million of term loan borrowings. On September 1, 2006, PCAA drew down $195.0 million and repaid two of its existing term loans totaling $184.0 million, paid interest expense of $1.9 million, and paid fees and expenses of $4.9 million. PCAA also released approximately $0.4 million from reserves in excess of minimum liquidity and reserve requirements. The remaining amount of the drawdown, approximately $4.6 million, will be used to fund maintenance and specific capital expenditures of the airport parking business.

The counterparty to the agreement is Capmark Finance Inc. The obligations under the credit agreements are secured by the assets of PCAA borrowing entities. The terms and conditions for the facility include events of default and representations and warranties that are customary for facilities of this type.

The loan has a term of three years plus two one-year options, subject to our meeting certain covenants. The loan has an interest rate of the one-month LIBOR rate plus a margin of 1.90% for the first three years and a margin of 2.10% and 2.30% in years four and five, respectively. An existing rate cap at LIBOR equal to 4.48% will remain in effect through October 15, 2008 with respect to a notional amount of the loan of $58.7 million. We have entered into an interest rate swap agreement for the $136.3 million balance at 5.17%. The interest rate swap covers the entire $195.0 million from October 16, 2008 through the maturity of the loan on September 1, 2009. PCAA’s obligations under the interest rate swap have been guaranteed by MIC Inc.

Commitments and Contingencies

For a summary of the future obligations of MIC Inc., the U.S. holding company for our consolidated businesses, due by period, under their various contractual obligations, off-balance sheet arrangements and commitments, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Commitments and Contingencies” in Part II, Item 7 of our amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on October 16, 2006, and our amended Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2006, each of which is incorporated by reference into this prospectus supplement.

The Gas Company

The following table summarizes the future obligations of TGC, by period, as of June 30, 2006, under various contractual obligations and commitments:

	Payments Due by Period
		Prior to			More than
	Total	12/31/2006	2007-2008	2009-2011	5 Years
	($ in thousands)

Long-term debt(1)	$160,000	$—	$—	$—	$160,000
Minimum lease obligations(2)	12,909	562	1,966	2,514	7,867
Barge charter obligations(3)	4,691	521	1,842	2,328	—
Post-retirement benefits(4)	1,120	30	203	285	602
Pension benefit payments(5)	19,201	625	3,487	5,977	9,112

Total contractual cash obligations	$197,921	$1,738	$7,498	$11,104	$177,581

(1)	The long-term debt represents TGC’s obligations to its various lenders. TGC borrowed $160.0 million in connection with our acquisition of TGC. No principal payments are required on this debt until 2013.

(2)	TGC is obligated under non-cancelable real-estate operating leases with terms longer than one year. The amounts represent the minimum annual rental payments required to be paid in connection with these leases.

(3)	TGC has a five-year time charter agreement with Sause Brothers for the use of two LPG barges that it uses to carry LPG from Oahu to the islands of Hawaii, Maui and Kauai. TGC can terminate the charter after two years without penalty. The amounts represent the minimum charter payments under the agreement if TGC chartered for the entire five-year term. TGC is also obligated to pay certain operating costs in connection with the charter hire. These costs, which are based on utilization of the barges, comprise principally port, dockage and towage charges.

(4)	TGC is obligated to pay post-retirement medical costs for employees that were part of its union labor force prior to retirement. The amounts include the estimated cash payments for these benefits.

(5)	Certain of TGC’s employees belong to a pension plan. The amounts include the estimated benefit payments for this pension plan. See Note 3, Significant Accounting Policies, to our consolidated condensed financial statements in Part I, Item I of our amended Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2006, incorporated by reference into this prospectus supplement, for further information on the TGC pension plan.

Acquisition Credit Facility

On May 9, 2006, MIC Inc., the holding company for our U.S. businesses, amended the revolving portion of its acquisition credit facility, originally entered into on November 11, 2005, pursuant to which the commitments under the acquisition credit facility were increased to provide for a $300.0 million revolving credit facility and a term loan of $180.0 million through March 31, 2008 with Citicorp North America Inc. (as lender and administrative agent), Citibank, N.A., Merrill Lynch Capital Corporation, Credit Suisse, Cayman Islands Branch and Macquarie Bank Limited. The term loan portion of the acquisition credit facility is being repaid in full with the net proceeds of this offering and may not be reborrowed. We intend to continue to use the revolving portion of the acquisition credit facility to fund acquisitions, capital expenditures and to a limited extent working capital, pending refinancing through equity offerings at an appropriate time. Under the terms of the acquisition credit facility, any borrowings incurred to finance acquisitions must first be made under the revolving portion of the facility except to the extent there is availability under the $30.0 million working capital sublimit under the acquisition credit facility. MIC Inc.’s obligations under the acquisition credit facility are guaranteed by us and secured by a pledge of the equity of all of our and MIC Inc.’s current and future direct subsidiaries.

The interest margin under the facility is LIBOR plus 2.00% or a base rate plus 1.00%, increasing by 0.50% in November 2006 and again in May 2007, up to a maximum of 3.00% and 2.00%, respectively. The current margin on outstanding borrowings is LIBOR plus 2.00%. Once the term loan borrowings have been repaid in full or the term loan commitments have otherwise terminated, the interest rate on the acquisition facility will decrease to LIBOR plus 1.25% or the base rate plus 0.25%.

We expect to repay all of the outstanding borrowings under this facility with the net proceeds from this offering and the anticipated disposition of our investment in YLL. After giving effect to the application of the estimated net proceeds of this offering of approximately $215.5 million as set forth under “Use of Proceeds” in this prospectus supplement, we would have approximately $227.4 million of availability under our revolving credit facility.

The terms and conditions for the revolving facility include events of default and representations and warranties that are generally customary for a facility of this type. In addition, the revolving facility includes an event of default should the Manager or another affiliate of Macquarie Bank Limited cease to act as manager.

Details of the amended acquisition credit facility are as follows:

Facility size:	$300 million revolving facility for loans and/or letters of credit $180 million term loan

Term:	March 31, 2008

Interest and principal repayments:	Interest only during the term of the loan. Repayment of principal at maturity, upon voluntary prepayment, or upon an event requiring mandatory prepayment.

Eurodollar rate:	• LIBOR plus 2.00% per annum, which increases by 0.50% in November 2006 and again in May 2007, up to a maximum of 3.00%

• Rate decreases to LIBOR plus 1.25% upon term loan repayment or other termination of commitments

Base rate:	• Base rate plus 1.00% per annum, which increases by 0.50% in November 2006 and again in May 2007, up to a maximum of 2.00%

• Rate decreases to base rate plus 0.25% upon term loan repayment or other termination of commitments

Commitment fees:	• 0.20% of applicable LIBOR margin per annum on undrawn portion (initially 0.40%)

Financial Covenants:	• Maximum leverage ratio is increased to < 6.8:1 through the end of 2006, declining to < 6.1:1 through March 31, 2008, returning to < 5.6:1 upon term loan repayment or termination of commitments

• Ratio of MIC Inc. plus MIC LLC Interest Expense to Consolidated Adjusted Cash from Operations > 2:1

• Restriction on incurrence of additional debt at the company or MIC Inc. level prior to term loan repayment or termination of commitments

Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative disclosures about market risk relating to our existing businesses and investments, see Item 7A “Quantitative and Qualitative Disclosures about Market Risk” in our amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on October 16, 2006, and Item 3 “Quantitative and Qualitative Disclosures about Market Risk” in our amended Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2006, each of which is incorporated by reference into this prospectus supplement. Our exposure to market risk has not changed materially since August 9, 2006, our original Form 10-Q filing date.

BUSINESS

General

We own, operate and hold investments in a diversified group of infrastructure businesses primarily in the United States. We believe our infrastructure businesses, which offer basic everyday services, have a sustainable and stable cash flow profile and offer the potential for capital growth. Traditionally, infrastructure businesses have been owned by governments or private investors or have formed part of vertically integrated companies. By owning shares of our trust stock, investors have an opportunity to participate directly in the ownership of these businesses.

Our new businesses, all of which we acquired in the last six months, consist of:

•	The Gas Company, a gas production and distribution business in Hawaii;

•	a 50% ownership interest in IMTT Holdings, the owner/operator of a bulk liquid storage terminal business, IMTT; and

•	Trajen Holdings, which owns and operates 23 fixed base operations, or FBOs, that are being integrated into our existing airport services business, Atlantic Aviation.

Our existing businesses consist of:

•	Atlantic Aviation, an airport services business that operates 19 FBOs in the United States;

•	Macquarie Parking, an off-airport parking business; and

•	a district energy business, conducted through Thermal Chicago and Northwind Aladdin.

In August 2006, we disposed of our investment in MCG and in October 2006, we disposed of our 17.5% interest in the holding company that owns SEW. Additionally, in August 2006, we entered into an agreement to dispose of our interest in the holding company that owns 50% of the company that operates YLL. In September 2006, our 50% partner in this holding company exercised their pre-emptive rights over our interest. We expect this transaction to close by the end of February 2007.

Our Manager

Our Manager, a member of the Macquarie Group, is responsible for our day-to-day operations and affairs and actively oversees the management teams of our operating businesses. Together with its subsidiaries and affiliates worldwide, the Macquarie Group provides specialist investment, advisory, trading and financial services in select markets around the world. The Macquarie Group is a global leader in advising on the acquisition, disposition, management and financing of infrastructure assets and the management of infrastructure investment vehicles on behalf of third-party investors.

Neither the trust nor the company have or will have any employees. Our Manager has the right to assign, or second, to the company, on a permanent and wholly dedicated basis, employees as chief executive officer and chief financial officer and it makes other personnel available as required. The services performed for the company are provided at our Manager’s expense, including the compensation of our seconded officers.

Our Manager’s active involvement in the operation of each of our businesses enables our operational management teams to benefit from the Macquarie Group’s extensive industry experience and regulatory knowledge, as well as its expertise in identifying, valuing and financing the acquisition of infrastructure assets. This relationship enables the operational management teams to focus on expanding and strengthening the operations of their respective businesses. Our acquisition opportunities are identified largely by the Macquarie Group’s more than 400 personnel in various advisory roles around the world. In addition, we can access the experience and expertise of the more than 480 people who manage the infrastructure businesses and investments to improve the performance and to optimize the capital structure of those businesses. The Macquarie Group’s focus on infrastructure has produced annualized returns to investors of 17.8% as of June 30, 2006, since its first infrastructure entity was listed in December of 1996.

We pay our Manager a base management fee based primarily on our market capitalization. In addition, to incentivize our Manager to maximize shareholder returns, we may pay performance fees. Our Manager can earn a performance fee equal to 20% of the outperformance, if any, of quarterly total returns to our shareholders above a weighted average of two benchmark indices, a U.S. utilities index and a European utilities index, weighted in proportion to our U.S. and non-U.S. equity investments. To be eligible for the performance fee, our Manager must deliver total shareholder returns for the quarter that are positive, in excess of the benchmark and in excess of any prior underperformance. For more information about our Manager and the management services agreement, please see “Our Manager” beginning on page 9 of the accompanying prospectus.

Industry

Our infrastructure businesses provide basic, everyday services to customers. We focus on the ownership and operation of infrastructure businesses in the following categories:

•	“User Pays” Assets. These assets are generally transportation-related infrastructure that depend on a per use system for their main revenue source. Demand for use of these assets is relatively unaffected by macroeconomic conditions because people use these types of assets on an everyday basis. “User pays” assets, such as airports, are generally owned by government entities in the United States. Other types of “user pays” assets, such as airport- and rail-related infrastructure, off-airport parking and bulk liquid storage terminals are typically owned by the private sector. Where the private sector owner has been granted a lease or concession by a government entity to operate the business, the business will be subject to restrictions and other provisions contained in the lease or concession.

•	“Contracted” Assets. These assets provide services through long-term contracts with other businesses or governments. These contracts typically can be renewed on comparable terms when they expire because there are no or a limited number of providers of similar services. Contracted assets, such as district energy systems and contracted power generation plants, are generally owned by the private sector in the United States. Where the private sector owner has been granted a lease or concession by a government entity to operate the business, the business will be subject to restrictions and other provisions contained in the lease or concession.

•	“Regulated” Assets. Businesses that own these assets are the sole or predominant providers of essential services in their service areas and, as a result, are typically regulated by government entities with respect to the level of revenue earned or charges imposed. Government-regulated revenues typically enable the service provider to cover operating costs, depreciation and taxes and achieve an adequate return on debt and equity capital invested. Electric transmission and gas production and distribution networks are examples of regulated assets. In the United States, regulated assets are generally owned by publicly listed utilities, although some are owned by government entities.

By their nature, businesses in these categories generally have sustainable and growing long-term cash flows due to consistent customer demand and the businesses’ strong competitive positions. Consistent customer demand is driven by the basic, everyday nature of the services provided. The strong competitive position results from high barriers to entry, including:

•	high initial development and construction costs, such as the cost of cooling equipment and distribution pipes for district energy systems and the distribution network for our gas production and distribution business;

•	difficulty in obtaining suitable land, such as land near or at airports for parking facilities or FBOs or waterfront land near key ports of entry for bulk liquid storage terminals;

•	long-term concessions and customer contracts, such as FBO leases and contracts for cooling services to buildings;

•	required government approvals, which may be difficult or time-consuming to obtain, such as approvals to lay pipes under city streets; and

•	lack of cost-effective alternatives to the services provided by these businesses in the foreseeable future, as is the case with district energy.

These barriers to entry have the effect of protecting the revenue generated by the infrastructure assets owned by these businesses. These barriers to entry exist because services provided by infrastructure businesses, such as parking, gas production and distribution, and bulk liquid storage, can generally only be delivered by relatively large and costly physical assets in close proximity to customers. These services cannot be delivered over the internet, and cannot be outsourced to other countries, and are therefore not susceptible to the competitive pressures that other industries, including manufacturing industries, typically face. We will not seek to acquire infrastructure businesses that face significant competition, such as merchant electricity generation facilities.

The prices charged for the use of, and accordingly, the revenue generated by, infrastructure assets can generally be expected to keep pace with inflation. “User pays” assets typically enjoy pricing power in their market due to consistent demand and limited competition, the contractual terms of contracted assets typically allow for price increases, and the regulatory process that determines revenues for regulated assets typically provides for inflation and cost pass-through adjustments.

Infrastructure assets, especially newly constructed assets, tend to be long-lived, require predictable maintenance capital expenditures and are generally not subject to major technological change or rapid physical deterioration. This generally means that significant cash flow is available from infrastructure businesses to service debt, make distributions to shareholders and renew and expand the business.

The sustainable and growing long-term cash flows of infrastructure assets mean their capital structures can typically support more debt than other businesses. Our ability to optimize the capital structure of our businesses is a key component in maximizing returns to investors.

Strategy

We intend to deliver increasing value to shareholders through two initiatives. First, we are growing our existing businesses by pursuing revenue growth and gross operating income improvement, optimizing the financing structure of our businesses and improving the performance and the competitive position of our controlled businesses through complementary acquisitions. Second, we will continue to acquire businesses we believe will provide yield accretive returns in infrastructure sectors other than those in which our businesses currently operate. We believe our association with the Macquarie Group is key to the successful execution of our strategy.

Operational Strategy

We rely on the Macquarie Group’s demonstrated expertise and experience in the management of infrastructure businesses to execute our operational strategy. In managing infrastructure businesses, the Macquarie Group endeavors to (1) recruit and support talented operational management teams, (2) instill disciplined financial management consistently across the businesses, (3) source and execute complementary acquisitions, and (4) structure and arrange debt financing for the businesses to maximize returns to shareholders.

We plan to increase the cash generated by our businesses through initiatives to increase revenues and improve gross operating income. We have in place seasoned management teams at each of our businesses who are supported by the demonstrated infrastructure management expertise and experience of the Macquarie Group in the execution of this strategy.

•	Improving and expanding our existing marketing programs. We expect to continue to enhance the client services and marketing programs of our businesses. Sophisticated marketing programs relative to those of most other industry participants exist within certain of our businesses, such as our airport parking and airport services businesses. We intend to expand these programs and extend them to facilities that we acquire within those businesses in the future. Additionally, we expect that centralizing the capital management and acquisition-related activities of our businesses will enable operating company managers to increase their focus on enhancing marketing efforts and other operating improvements.

•	Making selective capital expenditures. We expect to continue to make selected capital expenditures to expand capacity of our existing businesses and improve their facilities, which we believe will generate additional revenues, EBITDA and cash available for distribution in the short-term. Anticipated capital expenditures through 2007 include capacity expansions of, and facility improvements to, our airport services business, district energy business, gas production and distribution business and bulk liquid storage terminal business. We generally strive to manage maintenance capital expenditures to keep our assets well-maintained and to avoid any unanticipated maintenance costs over the life of the assets.

•	Strengthening our competitive position through complementary acquisitions. We intend to continue to grow our businesses by selectively acquiring and integrating yield-accretive, complementary acquisitions identified by the Macquarie Group. We believe that complementary acquisitions will improve our overall performance by: (1) leveraging our brand and marketing programs, particularly in our airport services and airport parking businesses; (2) taking advantage of the size and diversification of our businesses to achieve lower financing costs; and (3) allowing us to realize synergies and implement improved management practices across a larger number of operations. The acquisition of Trajen and the Las Vegas FBO by our airport services business, and the acquisition of eight additional off-airport parking facilities during 2005 by our airport parking business, are examples of this strategy.

Acquisition Strategy

We expect our acquisition strategy to benefit from the Macquarie Group’s deep knowledge and ability to identify acquisition opportunities in the infrastructure area. We believe it is often the case that infrastructure opportunities are not widely offered, well-understood or properly valued. The Macquarie Group has significant expertise in the execution of such acquisitions, which can be time-consuming and complex, and through its extensive contacts in this sector has access to information about potential acquisitions.

We intend to acquire infrastructure businesses and investments in sectors other than those sectors in which our businesses currently operate, provided we believe we can achieve yield accretive returns. Our acquisition of TGC is an example of this strategy. While our focus is on acquiring businesses in the United States, we may also consider opportunities in other developed countries. Generally, we will seek to acquire controlling interests, but we may acquire minority positions in attractive sectors where those acquisitions generate immediate dividends and where our partners have objectives similar to our own. Our acquisition of our interest in IMTT is consistent with this philosophy.

Our New Businesses

The Gas Company

Our Acquisition

On June 7, 2006, through our wholly owned subsidiary, Macquarie Infrastructure Company Inc., we completed the acquisition of 100% of the stock of K-1 HGC Investment, L.L.C. (subsequently renamed Macquarie HGC Investment LLC), which owns HGC Holdings, L.L.C. (subsequently renamed HGC Holdings LLC), and The Gas Company, LLC from k1 Ventures Limited. The cost of the acquisition, including working capital adjustments and transaction costs, was $272.0 million, pending final agreement on the working capital adjustment.

Business Overview

Founded in 1904, TGC is Hawaii’s only franchised full-service gas energy company, making gas products and services available in Hawaii. The Hawaiian market includes Hawaii’s 1.2 million full-time residents and over seven million annual visitors. TGC provides both regulated and unregulated gas distribution services on the six primary islands in the state of Hawaii.

TGC has approximately 90% of the state’s overall gas market, comprising all of the regulated market, and approximately 77% of the non-regulated gas market. TGC has two products, synthetic natural gas, or SNG, and liquefied petroleum gas, or LPG. Both products are relatively clean-burning fuels that produce lower levels of harmful emissions than coal or oil. This is particularly important in Hawaii where environmental regulations exceed Federal Environmental Protection Agency standards and lower emissions make our products attractive to customers.

SNG and LPG have a wide number of commercial and residential applications, including electricity generation, water heating, drying, cooking, and gas lighting. LPG is also used as a fuel for some specialty vehicles and forklifts. Gas customers range from residential customers to a wide variety of commercial customers.

TGC sales are stable and have demonstrated resilience even during downturns in the tourism industry (as measured by visitor arrivals) and fluctuations in the general economic environment. Although the HPUC sets the base price for SNG and LPG sold by our regulated business, TGC is permitted to charge customers a fuel adjustment charge that can be adjusted monthly. Therefore, the profitability of the business enjoys some protection from feedstock price changes due to TGC’s ability to recover increasing feedstock costs by adjusting the rates charged to its regulated customers.

TGC has two primary businesses, utility (or regulated) and non-utility (or unregulated):

•	The utility business includes distribution and sales of SNG on the island of Oahu and distribution and sale of LPG to approximately 35,850 customers through localized distribution systems located on the islands of Oahu, Hawaii, Maui, Kauai, Molokai and Lanai (listed by size of market with Oahu being the largest). Utility revenue consists principally of sales of thermal units, or therms, of SNG and gallons of LPG. One gallon of LPG is the equivalent of 0.913 therms. The operating costs for the utility business include the cost of locally purchased feedstock, the cost of manufacturing SNG from the feedstock, LPG purchase costs and the cost of distributing SNG and LPG to customers.

•	The non-utility business comprises the sale of LPG to approximately 31,550 customers, through truck deliveries to individual tanks located on customer sites on Oahu, Hawaii, Maui, Kauai, Molokai and Lanai. Non-utility revenue consists of sales of gallons of LPG. The operating costs for the non-utility business include the cost of purchased LPG and the cost of distributing the LPG to customers.

TGC provides either SNG or LPG to approximately 35,850 regulated customers, comprising approximately 60% of TGC’s total revenue. TGC’s unregulated customer base is comprised of approximately 31,550 customers.

	Sales Volume (therms)
	(per calendar year,
	in thousands)(1)
Type	2006(2)	2005	2004

Regulated SNG & LPG	17,536	34,250	34,241
Unregulated LPG	12,868	24,816	23,473

	Percentage of Sales Revenue
	(per calendar year)
Location	2006(2)	2005	2004

Oahu	62%	62%	62%
Neighbor Islands	38%	38%	38%

	Percentage of Sales Revenue
	(per calendar year)
Customer Type	2006(2)	2005	2004

Residential	23%	22%	23%
Commercial & Industrial	77%	78%	77%

(1)	TGC tracks its regulated business using Therms; 1 Therm is the equivalent of 100,000 British Thermal Units and is the equivalent of 0.913 gallons.

(2)	From January 1, 2006 to June 30, 2006.

Strategy

We believe that TGC will continue to generate stable cash flows and revenue due to its established customer base and its strong competitive position in Hawaii. Additionally, we believe that TGC can increase its customer base, and accordingly, its revenue and generated cash by (1) focusing on new opportunities arising from growth in Hawaii’s population, economy and tourism industry, and (2) increasing the value of TGC’s products and its perceived attractiveness as an alternative to other energy sources such as other LPG suppliers and Hawaii’s electric utilities.

Focus on growth opportunities arising from growth in Hawaii’s population, economy and tourism industry.  We consider growth of Hawaii’s population and economy to present opportunities to increase TGC’s base of non-regulated residential and commercial customers of LPG. TGC intends to take advantage of growth in Hawaii’s tourism and real estate industries by pursuing new customer relationships with hotel and condominium developers.

Increase TGC’s attractiveness as an alternative to other LPG suppliers and Hawaii’s electric utilities.  We intend to invest in selected capital expenditures, such as improvements to TGC’s distribution system and increases in TGC’s LPG storage capacity or supplies. We believe that these capital expenditures will increase the reliability of TGC’s distribution system and will enhance TGC’s attractiveness as an alternative to Hawaii’s regulated electric utilities and other non-regulated LPG suppliers. Additionally, we intend to use higher value-added solutions for customers and to continue to market TGC as an environmentally friendly alternative to electricity generation and as an established, reliable and cost-effective distributor of LPG.

Products

Natural gas comprises a mixture of hydrocarbons, mostly methane, that is generally derived from wells drilled into underground reservoirs of porous rock. Hawaii relies solely on manufactured and imported alternatives because the state does not have any natural gas resources.

Synthetic Natural Gas.  TGC catalytically converts a light hydrocarbon feedstock (currently naphtha) to SNG. The product is chemically similar in most respects to natural gas. SNG may be substituted for, or interchanged with, pipeline-quality natural gas, having the similar heating value as natural gas on a cubic foot basis. TGC has the only SNG manufacturing capability in Hawaii at its plant located on the island of Oahu.

TGC is the only distributor in Hawaii of SNG, which it provides to regulated customers through its transmission and distribution system on Oahu. As with natural gas, SNG is delivered from a centralized plant to customers via underground pipelines.

Liquefied Petroleum Gas.  LPG is a generic name for a mixture of hydrocarbon gases, most typically propane and butane. Owing to its chemical properties, which result in LPG becoming liquid at atmospheric temperature and elevated pressure, LPG may be stored or transported more easily than natural or synthetic natural gas. LPG is typically transported using cylinders or tanks. Domestic and commercial applications of LPG are similar to those of natural and synthetic natural gas.

Utility Regulation

TGC’s utility operations are regulated by the HPUC, while TGC’s non-utility operations are not. The HPUC, a three-person decision-making body appointed by the Governor of the State of Hawaii, exercises broad regulatory oversight and investigative authority over all public utility companies doing business in the state of Hawaii.

Rate Regulation.  The HPUC currently regulates the rates that TGC can charge its utility customers via cost of service regulation. Cost of service regulation allows TGC to set rates in order to recover the reasonable and prudent costs of providing utility gas service, including operating costs, taxes, and a return of and on the capital it has invested.

TGC’s rates are established by the HPUC in periodic rate cases, initiated by TGC when it has the need to do so, which historically has occurred approximately every five years. TGC initiates a rate case by submitting a request to the HPUC for an increase in the rates based, for example, upon materially higher costs related to providing the service. The HPUC and the Hawaii Division of Consumer Advocacy, or DCA, may also initiate a rate case, although such proceedings have been relatively rare in Hawaii and will generally only occur if the HPUC or DCA receive numerous complaints about the rates being charged or if there is a concern that TGC may be earning a greater than authorized rate of return on investment for an extended period of time.

During the rate approval process, TGC must demonstrate that, at its current rates and using a forward projected test year, its revenue will not provide a reasonable opportunity to recover costs and obtain a fair return on its investment. Following submission by the DCA and other interested parties of their positions on the rate request, the HPUC issues a decision establishing the revenue requirements and the resulting rates that TGC will be allowed to charge. This decision relies on statutes, rules, regulations, prior precedent and well-recognized ratemaking principles. The HPUC is statutorily required to issue an interim decision on a rate case application within a certain time period, generally within 11 months following application, depending on the circumstances and subject to TGC’s compliance with procedural requirements. In addition to formal rate cases, tariff changes and capital additions are also approved by the HPUC.

This rate approval process is intended to ensure that a public utility has a reasonable opportunity to recover costs that are prudently incurred and earn a fair return on its investments, while protecting consumer interests. The most recent TGC rate case, resulting in a 9.9% increase, was approved by the HPUC in May 2002. The next rate case could be initiated by TGC as early as the fourth quarter of 2008 and new rates, if approved, could be implemented in the second quarter of 2009. As permitted by the HPUC, increases in TGC’s gas feedstock costs since the last rate case have been passed through to customers via a monthly fuel adjustment charge.

Rates.  TGC’s rates for the regulated business, as approved by the HPUC in 2002, excluding fuel adjustment charge amounts, are set forth below:

Overview of Rates/Therms by Customer Category

	Monthly	Range of Rates	Medium	Minimum
Customer Category(1)	Base Charge	per Therm(2)	Off-Take Therms	Contract Therm

General Service	$10.00	$2.65 - $3.55	NA	NA
Residential	$6.75	$2.11 - $2.95	NA	NA
Multi-Unit Residential	$50.00	$1.10 - $1.60	75 therms	3 years
Commercial/Industrial	$50.00	$1.12 - $1.60	75 therms	3 years
Large Firm	$500.00	$0.97 - $1.22	3,000 therms	3 years

(1)	Additional customer categories exist on the island of Oahu, such as Large Industrial, Large Firm, Alternate Energy, Standby, and Interruptable.

(2)	The range of rates within a customer category vary by island location and level of consumption, with rates in the General Service, Multi-Unit Residential, Commercial/Industrial and Large Firm categories declining as purchased therms increase above prescribed thresholds.

Competition

Regulated Business.  TGC currently holds the only franchise for regulated gas services in Hawaii. This enables it to utilize public easements for distribution systems. This franchise provides some protection from competition within the same gas-energy sector since TGC has developed and owns an extensive below-ground distribution infrastructure. The costs associated with developing a distribution infrastructure are significant. However, gas products can be stored in above-ground tanks, and TGC’s regulated customers, in most instances, have the ability to move to unregulated gas with TGC or its competitors by using LPG tanks.

Since electricity has similar markets and uses, TGC’s regulated business also competes with electric utilities in Hawaii. Hawaii’s electricity is generated by electric utilities and various non-utility generators. Non-utility generators, such as agricultural producers, can enter into power purchase agreements with electric utilities or others to sell excess power that is generated but not used by the non-utility business. Most of Hawaii’s electricity is sold to consumers by the four regulated utilities: Hawaiian Electric Company, Inc. (serves the island of Oahu); Hawaii Electric Light Company, Inc. (serves the island of Hawaii); Kauai Island Utility Cooperative (serves the island of Kauai); and Maui Electric Company, Ltd. (serves the islands of Maui, Molokai and Lanai).

Unregulated Business.  TGC also sells LPG in an unregulated market in the six primary islands of Hawaii. Of the largest 250 non-utility customers, over 90% have multi-year supply contacts, with a weighted average life of almost three years and which expire in various years through 2013. There are two other wholesale companies and several small retail distributors that share the LPG market, the largest of which is AmeriGas. TGC has a competitive advantage due to its established account base, storage facilities, distribution network and reputation for reliable, cost-effective service. Depending upon the end-use, the unregulated business also competes with electricity, diesel and solar energy providers. Historically, TGC’s sales have been stable and somewhat insulated from downturns in the economic environment and tourism activity. This business comprises approximately 46% of TGC’s revenue. No single account comprises more than 1% of total revenue.

Fuel Supply, SNG Plant and Distribution System

TGC obtains its LPG and raw feedstock for SNG production from two oil refineries located on the island of Oahu, the Tesoro and Chevron refineries, and from foreign imports. TGC owns the dedicated pipelines, storage and infrastructure to handle this supply and the resulting volumes of gas. LPG is supplied to TGC’s non-Oahu customers by barge.

TGC’s storage capacities, as of June 30, 2006, excluding product contained in transmission lines and tanks that are on customer premises, are noted below:

	Storage
	Capacity
	(thousands of
Island	LPG Gallons)

Oahu	230
Maui	592
Hawaii	852
Kauai	493
Molokai/Lanai	8
Barges	1,081	(1)

Total	3,256

(1) Short-term storage.

Regulated Business.  TGC manufactures SNG by converting naphtha, purchased from Tesoro, in its SNG plant. The plant is located in Campbell Industrial Park, about 22 miles west of the Honolulu business district. The SNG plant configuration is effectively two production units, thereby providing redundancy and ensuring continuous and adequate supply. A propane air unit provides backup in the event of a SNG plant shutdown. The SNG plant operates continuously with only a 15% seasonal variation in production and operates well within its design capacity of 150,000 Therms per day. We believe that as of June 7, 2006 the SNG plant has, with an appropriate level of maintenance capital investment, an estimated remaining economic life of approximately 20 years and that the economic life of the plant is further extendable with additional capital investment.

The SNG plant receives feedstock and fuel from the Tesoro refinery under a ten-year Petroleum Feedstock Agreement, or PFA, dated October 31, 1997. The PFA includes a ten-year automatic renewal provision, unless the contract is cancelled by either party 90 days prior to the end of the initial term. TGC expects that the PFA will be renewed in the normal course of business. The contract provides for a maximum quantity of 3.3 million Therms per month. When adjusted for the thermal efficiency of the plant, it equates to approximately 35 million Therms per year of SNG production. The PFA is more than adequate to meet the needs of the SNG plant. In 2005, the SNG plant produced approximately 29 million Therms, which equates to approximately 45% of all gas (both LPG and SNG) supplied on all the islands of Hawaii.

A 22-mile transmission line links the SNG plant to a distribution system that ends in south Oahu. The pipeline is predominately sixteen-inch transmission piping and is utilized only on Oahu to move SNG from the Campbell Industrial Park to Pier 38 near the financial district in Honolulu. This line also serves as a short-term, 45-thousand Therm storage facility. Thereafter, a pipeline distribution system consisting of approximately 900 miles of transmission, distribution and service pipelines takes the gas to customers. Additionally, LPG is trucked and shipped by barge to holder tanks on Oahu and neighboring islands to be distributed via pipelines to utility customers that are not connected to the Oahu SNG pipeline system. Approximately 90% of TGC’s pipeline system is on Oahu.

Unregulated Business.  The non-utility business serves gas customers that are not connected to the TGC utility pipeline system. The LPG acquired from the Oahu refineries and foreign imports is distributed to neighboring island customers utilizing two LPG-dedicated barges exclusively time-chartered by a third party, harbor pipelines, trucks, several holder facilities and storage base-yards on Kauai, Maui and Hawaii.

TGC is the only unregulated LPG provider in Hawaii that has three sources of LPG supply. These sources are:

•	Chevron: TGC purchases approximately 18 million gallons of LPG annually from Chevron’s Campbell Industrial Park refinery. This is over 70 percent of Chevron’s LPG production, amounting to approximately 26 percent of total gas supplied in Hawaii.

•	Tesoro: TGC also purchases approximately 9 million gallons of LPG annually from Tesoro’s Campbell Industrial Park refinery under an evergreen agreement. The contract provides for a minimum quantity, but no maximum quantity limitation. TGC purchases virtually all of Tesoro’s LPG production, which is about 14% of the total Hawaii LPG supply.

•	Foreign Suppliers: TGC buys LPG from foreign suppliers to supplement locally sourced LPG. The company typically purchases between two to four cargos per year. These purchases are foreign sourced because there are no U.S. LPG vessels that are available to bring LPG to Hawaii from the U.S. mainland.

The Jones Act

The barges transporting LPG between Oahu and its neighbor islands must comply with the requirements of the Jones Act (Section 27 of the Merchant Marine Act of 1920). TGC currently has the use of two Jones Act-qualified barges, having the capability of transporting 424,000 gallons and 657,000 gallons of LPG, respectively, under a time charter arrangement with Sause Brothers, Inc. Because these barges are important to TGC’s operations and must remain Jones Act-qualified, TGC has the option to purchase the barges and can assign this right to third parties.

Because there are no Jones Act-qualified ships transporting LPG in the Pacific, TGC purchases between two and four cargos of LPG from foreign sources per year. Foreign tankers are permitted to carry LPG that originates outside of Hawaii to one or more ports within the state.

The two Jones Act-qualified barges used by TGC are near the end of their useful economic lives, and TGC intends to replace one or both barges in the near future.

Employees and Management

As of June 30, 2006, TGC had 317 employees, of which 210 were represented by the Hawaii Teamsters and Allied Workers Union, Local 996 (the “Union”). The current Teamsters collective bargaining agreement became effective May 1, 2004 and ends on April 30, 2008. This contract is expected to be renegotiated near the end of the contract. TGC and the Union have had a good relationship and there have been no major disruptions in operations due to labor matters for over thirty years.

Environmental Matters and Legal Proceedings

Environmental Permits.  The nature of a gas distribution system means that relatively few environmental operating permits are required. The most significant are air and wastewater permits that are required for the SNG plant. These permits contain restrictions and requirements that are typical for an operation of this type. To date, TGC has been in compliance with all material provisions of these permits and has implemented environmental policies and procedures in an effort to ensure continued compliance.

Environmental Compliance.  We believe that TGC is in compliance with applicable state and federal environmental laws and regulations. With regard to hazardous waste, all TGC facilities are generally classified as conditionally exempt small quantity generators, which means they generate between zero and one hundred kilograms of hazardous waste in a calendar month. Under normal operating conditions, the facilities do not generate hazardous waste. Hazardous waste, if produced, should pose little or no ongoing risk to the facilities from a regulatory standpoint because SNG and LPG dissipate quickly when released.

Other Environmental Matters.  Pier 38 and Parcels 8 and 9, which are owned by the state of Hawaii Department of Transportation — Harbors Division, or DOT, and which are currently used or have been used previously by TGC or its predecessors, have known environmental contamination and have undergone remediation work. Prior operations on these parcels included a parking lot, propane loading and unloading facilities, a propane air system and a propane tank storage facility. Effective September 13, 2005, Parcel 8 and a portion of Parcel 9 were returned to DOT under an agreement that did not require remediation by TGC. We believe that any contamination on the portion of Parcel 9 that TGC continues to use resulted from sources other than TGC’s operations because the contamination is not consistent with TGC’s past uses of the property.

Legal Proceedings.  TGC is periodically involved in certain legal, regulatory, administrative and environmental proceedings before various judicial authorities, arbitration panels and governmental agencies. These matters all arise in the ordinary course of business. These proceedings can include contract disputes, environmental reviews, tax and financial audits and inquiries from regulators. Although we cannot predict the final disposition of any such proceedings, we believe that no current matter will have a material effect on TGC’s operations or financial statements.

International-Matex Tank Terminals

Our Acquisition

Through our indirectly wholly owned subsidiary, Macquarie Terminal Holdings LLC, we completed the acquisition of a 50% economic and voting interest in IMTT Holdings Inc. (formerly known as Loving Enterprises, Inc.) on May 1, 2006 at a cost of $250 million plus transaction costs of approximately $7 million. The shares acquired by us were newly issued by IMTT Holdings Inc. IMTT Holdings Inc. is the ultimate holding company for IMTT. The balance of the shares in IMTT Holdings Inc. are beneficially held by four related individuals.

Business Overview

IMTT provides bulk liquid storage and handling services in North America through a total of eight terminals located on the East, West and Gulf coasts and the Great Lakes region of the United States and a partially owned terminal in each of Quebec and Newfoundland, Canada. The largest terminals are located on the New York Harbor and on the Mississippi River near the Gulf of Mexico. IMTT stores and handles petroleum products, various chemicals and vegetable and animal oils. IMTT is one of the largest companies in the bulk liquid storage terminal industry in the United States, based on capacity. IMTT had revenue of $250.6 million and operating income of $47.1 million for the year ended December 31, 2005 and total assets of $549.2 million at December 31, 2005.

In the year ending December 31, 2005, IMTT generated approximately 53% of its terminal revenue and 45% of its terminal gross profit at its Bayonne, New Jersey facility, which services New York Harbor, and 32% of its total terminal revenue and 47% of its terminal gross profit at its St. Rose, Gretna and Avondale, Louisiana facilities, which together service the lower Mississippi River region (with St. Rose as the largest contributor). The balance of IMTT’s total terminal revenue and terminal gross profit in the year ending December 31, 2005 was generated from IMTT’s four other wholly owned storage facilities in the United States and two partially owned facilities in Canada.

IMTT stores a wide range of petroleum, chemical and agricultural products at its terminals. The table below summarizes the proportion of the revenues generated from the major commodities stored at IMTT’s terminal at Bayonne, IMTT’s terminals in Louisiana (St. Rose, Gretna and Avondale) and IMTT’s other U.S. terminals for the year ended December 31, 2005:

Proportion of Terminal Revenue from Major Commodities Stored
Bayonne Terminal	Louisiana Terminals	Other US Terminals

Black Oil: 35%	Black Oil: 49%	Chemical: 37%
Gasoline: 21%	Chemical: 23%	Black Oil: 14%
Chemical: 21%	Vegetable and Animal Oil: 14%

Black Oil includes 6 oil which is a heavy fuel used in electricity generation, as fuel for ships, where it is referred to as bunker oil, and for other industrial uses. Black Oil also includes vacuum gas oil, which is used as a feedstock for tertiary stages in oil refineries, where it is further broken down into other petroleum products.

Outside of its terminal operations, IMTT also owns two additional businesses: Oil Mop, an environmental response and spill clean up business and St. Rose Nursery, a nursery business.

Oil Mop has a network of facilities along the U.S. Gulf coast between Houston and New Orleans. These facilities service predominantly the Gulf region, but also respond to spill events as needed throughout the United States and internationally. The business generates approximately one half of its revenue from spill clean up, one quarter from tank cleaning and the balance from other activities including vacuum truck services, waste disposal and material sales to the spill clean up sector. The underlying drivers of demand for spill clean up services include shipping and oil and gas industry activity levels in the Gulf region, the aging of pipeline and other mid-stream petroleum infrastructure, the frequency of natural disasters and regulations regarding the standards of spill clean up. Revenue generated by Oil Mop from spill clean up tends to be highly variable depending on the frequency and magnitude of spills in any particular period.

St. Rose Nursery is located adjacent to IMTT’s St. Rose terminal and acts as a “green” buffer between the terminal and neighboring residential properties. St. Rose Nursery grows plants and repackages cut flowers for sale through retail outlets throughout Louisiana and historically has not contributed significantly to IMTT’s gross profit.

Industry Overview

Bulk liquid storage terminals are an essential link in the supply chain for most major liquid commodities that are transported in bulk. Such facilities are principally used to store inventory and may be owned by the owner of the products stored or owned by companies such as IMTT who rent the storage facilities to third parties for storage of their products. Products commonly stored in bulk include crude oil, refined petroleum products such as gasoline, basic or commodity chemicals such as methanol and ethanol, specialty chemicals and vegetable and animal oils.

The ability of any bulk liquid storage terminal to increase its storage rates is principally driven by the balance between the supply and demand for storage in the locale that the terminal serves and the attributes of the terminal in terms of dock water depth and access to land based infrastructure such as a pipeline, rail and road.

The demand for bulk liquid storage in the United States is fundamentally driven by the level of product inventories, which is a function of the volume of the stored products consumed and which in turn is largely driven by economic activity. Import and export levels of bulk liquid products are also important drivers of demand for domestic bulk liquid storage as imports and exports require storage for the staging, aggregation and/or break-up of the products before and after shipment. An example of this is basic or commodity chemicals which are used as feedstock in the production of specialty chemical products. As a result of high natural gas prices in the United States, the cost of producing commodity chemicals that use natural gas as a feedstock such as methanol is now higher in the United States than the cost of importing such chemicals from countries with low cost natural gas. As a result domestic production of such chemicals has declined while imports have increased substantially, generating increased demand for bulk commodity chemical storage in the United States.

In terms of tankage supply, tightening environmental regulations, limited availability of waterfront land with the necessary access to land-based infrastructure, community resistance and high capital costs represent substantial barriers to the construction of new bulk liquid storage facilities, particularly in storage markets located near major urban populations such as New York Harbor. As a consequence, new supply is generally created by the addition of tankage to existing terminals where existing infrastructure can be leveraged, resulting in higher returns on invested capital. However, the ability of an existing terminal to add to its capacity is limited not only by available land but also by the ability of the terminal’s dock infrastructure, which can be expensive to upgrade, to service, in a timely manner, the higher levels of ship traffic that results from tankage expansion.

Based on the aforementioned industry factors, we believe that a supportive supply/demand balance for bulk liquid storage at well-located, capable terminals will continue to exist over the medium to long term. As discussed above, in the year ending December 31, 2005, IMTT generated approximately 91% of the total gross profit from its terminal operations from its facilities in New York Harbor at Bayonne, New Jersey and on the lower Mississippi River at St. Rose, Gretna and Avondale, Louisiana. All of these facilities are well-located in key distribution centers for bulk liquid products, have deep water berths allowing large ships to dock without lightering and have access to road, rail and, in the case of Bayonne and St. Rose, pipeline infrastructure for onward distribution of stored product.

Strategy

We believe that IMTT will continue to benefit from overall growth in the demand for bulk liquid storage and constraints on increases in supply of such storage in the key markets in which it operates. We believe that the positive impact of such factors on IMTT’s revenues and profits will be maximized by IMTT continuing to follow its existing internal growth and expansion and acquisitions strategies.

Internal Growth.  IMTT will continue to maximize revenue and profitability growth through optimizing the mix of commodities stored at IMTT’s terminals so that tankage is rented for the storage of commodities where the supply/demand balance for storage for such commodities and therefore the storage rates are most favorable. IMTT also plans to continue to invest in improving the capabilities of its facilities to receive and distribute stored product from and to multiple modes of transportation at high speed. This includes continuing to invest in dock, pipeline and pumping infrastructure and dredging to ensure that large ships and barges which represent the cheapest transport options for customers can deliver and receive stored product from IMTT’s facilities with fast turnaround so that the costs associated with shipping such as demurrage are minimized. As such investments create immediate value for customers in the form of lower supply chain costs and increased logistical flexibility, the costs of such investments can usually be recovered quickly through storage rate increases. This is attractive given that such infrastructure investments have a long useful life and therefore result in a near permanent improvement in the capabilities of IMTT’s facilities and their long-term competitive position. Finally, IMTT intends to maintain its current high level of customer service.

Expansions and Acquisitions.  IMTT plans to continue to increase its share of available storage capacity and thereby continue to improve its competitive position in the key storage markets of New York Harbor and the lower Mississippi River. IMTT intends to do this through a combination of:

•	the construction of new tankage at existing facilities in these markets when supported by existing customer demand;

•	the completion of the construction of the new chemical storage facility at Geismar, Louisiana which will establish IMTT as a significant participant in the market for specialty chemical storage in the lower Mississippi River and also provide a strong base from which to expand this initial presence; and

•	the acquisition of smaller terminals in these markets where capacity utilization, storage rates and therefore terminal gross profit can be increased under IMTT’s ownership.

IMTT will also consider the acquisition of storage facilities in markets outside of the key markets in which it currently operates and where IMTT believes that over the long term a favorable supply/demand balance will exist for bulk liquid storage or where IMTT believes that the performance of the facilities can be improved under its ownership.

Locations

The location of each of IMTT’s facilities, its storage capacity, as measured by the number of tanks in service and their aggregate capacity, and its marine capabilities, as measured by the number of ship and barge docks for the loading and unloading of stored product, are summarized in the table below. This information is as of December 31, 2005 and reflects capacity available for rent, excluding recovery tanks and tanks used in packaging.

		Number of	Aggregate Capacity	Number of
		Storage Tanks	of Storage Tanks	Ship and Barge
Facility	Land	in Service	in Service	Docks in Service
			(Millions of barrels)

Facilities in the United States:
Bayonne, NJ	Owned	453	15.3	18
St. Rose, LA	Owned	170	11.4	16
Gretna, LA	Owned	85	1.7	5
Avondale, LA	Owned	87	1.0	4
Geismar, LA(1)	Owned	—	—	—
Chesapeake, VA	Owned	24	1.0	1
Lemont, IL	Owned/Leased	144	0.9	3
Richmond, CA	Owned	46	0.7	1
Richmond, VA	Owned	12	0.4	1
Facilities in Canada:
Quebec City, Quebec(2)	Leased	46	1.2	2
Placentia Bay, Newfoundland(3)	Owned	6	3.0	2

(1)	Currently under construction

(2)	Indirectly 66.6% owned by IMTT

(3)	Indirectly 20.1% owned by IMTT

IMTT’s operations are conducted on predominantly owned land. In addition to marine access, all facilities have road access and, except for Richmond, Virginia and Placentia Bay, have rail access that enables these facilities to send and receive stored product by these modes of transport.

Bayonne, New Jersey.  IMTT’s terminal at Bayonne, New Jersey, is IMTT’s largest terminal by storage capacity with 15.3 million barrels. It is located on the Kill Van Kull between New Jersey and Staten Island and provides storage services to New York Harbor, or NYH. IMTT-Bayonne has a substantial share of the market for third party petroleum and liquid chemical storage in NYH and is the largest third party bulk liquid storage facility in NYH by capacity. IMTT-Bayonne has been aggregated over a number of years by IMTT through progressive acquisitions of neighboring facilities.

NYH is the main petroleum trading hub in the U.S. northeast. NYH is the physical delivery point for the gasoline and heating oil futures contracts traded on NYMEX. NYH is also the endpoint for the major refined petroleum product pipelines from the U.S. gulf region where approximately half of U.S. domestic refining capacity is located, the starting point for refined petroleum product pipelines from the East coast to the inland markets and the key port for U.S. refined petroleum product imports from outside of the United States. IMTT-Bayonne has connections to the Colonial, Buckeye and Harbor refined petroleum product pipelines. It also has rail and road connections. As a result, IMTT-Bayonne provides its customers with substantial logistic flexibility that is at least comparable with its competitors. This feature is attractive to IMTT’s customers.

Due to a U.S. Army Corp of Engineers, or USACE, dredging program for the Kill Van Kull and Newark Bay, the water depth in the channel passing IMTT-Bayonne’s docks is 45 feet (although IMTT has dredged some but not all of its docks to that depth) and there is a plan to dredge to 50 feet. Almost all of

IMTT’s competitors in NYH are located on Arthur Kill and there are no plans of which we are aware for the USACE to dredge this body of water beyond its current depth. As a result, the water depth at the docks of all of IMTT-Bayonne’s major competitors is substantially less than 45 feet. This difference in water depth is significant in that IMTT can handle large ships at full load without the need for lightering which delays ships and is expensive. IMTT-Bayonne’s facility also has a large waterfront and as a consequence a large number of docks. As a result, IMTT-Bayonne’s docks are generally uncongested, which reduces ship turnaround times and demurrage costs.

We believe the current favorable supply/demand balance for bulk liquid storage in NYH is evident in the high capacity utilization experienced by IMTT-Bayonne. For the three years ended December 31, 2005, on average approximately 95% of IMTT-Bayonne’s available storage capacity was rented.

St. Rose/Avondale/Gretna/Geismar, Louisiana.  IMTT’s St. Rose, Avondale, Gretna and Geismar terminals on the lower Mississippi River in Louisiana have a combined storage capacity of 14.1 million barrels with St. Rose as the largest with storage capacity of 11.4 million barrels. IMTT-St. Rose, individually and in combination with IMTT’s other terminals on the lower Mississippi River, has a substantial share of the market for third party bulk liquid storage on the lower Mississippi River and St. Rose is the largest third party bulk liquid storage facility on the lower Mississippi River.

The Mississippi River is a key transport route in the United States and the bulk liquid storage terminals near the mouth of the Mississippi River perform two major functions. First, the terminals provide an interface (i.e. a transshipment point) between the central United States and the rest of the world for the import and export of liquid agricultural products. Second, the terminals also service the petroleum and chemical industries along the U.S. gulf coast, lower Mississippi River and the midwest. The U.S. gulf coast region hosts approximately half of U.S. domestic petroleum refining capacity and is the access point for the majority of crude oil imports into the United States. All of IMTT’s facilities in Louisiana are located on the lower portion of the Mississippi River, which is navigable by large ships. Thus, IMTT’s Louisiana facilities with their deep water ship and barge docks and rail and road infrastructure access are highly capable of performing the functions discussed above.

Similar to IMTT-Bayonne, we believe the current favorable supply/demand balance for bulk liquid storage in the lower Mississippi is illustrated by the level of capacity utilization at IMTT’s Louisiana facilities. For the three years ended December 31, 2005, on average approximately 93% of the available storage capacity of IMTT’s Louisiana terminals was rented. Due to strong demand for storage capacity, IMTT is currently in the process of constructing 15 new storage tanks with a total capacity of approximately 1.5 million barrels at its Louisiana facilities at a total estimated cost of approximately $39.0 million. It is anticipated that construction of these tanks will be completed from late 2006 through late 2007. Rental contracts with initial terms of at least three years have already been executed in relation to 11 of these tanks with the balance of the tanks to be used to service customers while their existing tanks are undergoing maintenance over the next five years. Overall, it is anticipated that the operation of the new tanks will contribute approximately $6.4 million to IMTT’s terminal gross profit and EBITDA annually. At Geismar, a new, approximately 570,000 barrel bulk liquid chemical storage and handling facility is under construction with capital committed to date of $160.0 million. Based on the current project scope and subject to certain minimum volumes of chemical products being handled by the facility, existing customer contracts are anticipated to generate terminal gross profit and EBITDA of at least approximately $18.8 million per year assuming the major customer contract is ultimately accounted for as an operating lease (in the event that the major customer contract is ultimately accounted for as a finance lease, the project’s contribution to terminal gross profit and EBITDA will be reduced, but the project’s contribution to IMTT’s distributable cash flow will be unchanged). Completion of construction of the initial $160.0 million phase of the Geismar project is targeted for the end of 2007. In the aftermath of hurricane Katrina, construction costs in the region affected by the hurricane have increased and labor shortages have been experienced. Although a significant amount of the impact of hurricane Katrina on construction costs has already been incorporated into the capital commitment plan, there could be further negative impacts on the cost of constructing the Geismar, Louisiana project (which may not be offset by an increase in its gross profit and EBITDA contribution) and/or the project construction schedule.

Other Terminals.  IMTT’s smaller operations in the United States consist of Chesapeake and Richmond, Virginia, located in the mid-Atlantic region on the Elizabeth and James Rivers, respectively, Lemont, located on the upper Mississippi near the Great Lakes, and Richmond, California, located in San Francisco Bay area. In Canada, IMTT owns 66.6% of a terminal located at the Port of Quebec on the St. Lawrence River and 20.1% of a facility located on Placentia Bay, Newfoundland, which is a specialized facility used for the transshipment of crude oil from fields off the East coast of Canada. As a group, these facilities have a total storage capacity of 7.2 million barrels and generate less than 10% of IMTT’s terminal gross profit.

Competition

The competitive environment in which IMTT operates varies by terminal location. The principal competition for each of IMTT’s facilities comes from other third-party bulk liquid storage facilities located in the same storage market. IMTT’s major competitor in the New York Harbor storage market in which the Bayonne facility operates is Kinder Morgan, which has three storage facilities in the New York Harbor area. Kinder Morgan is also IMTT’s main competitor in the lower Mississippi River storage market in which IMTT’s Louisiana facilities operate. In both the New York Harbor and Lower Mississippi markets, IMTT operates the largest third-party terminal by capacity, and IMTT and Kinder Morgan on a combined basis control a substantial majority of the bulk liquid storage capacity available for use by third parties. We believe that IMTT’s large share of the market for third-party bulk liquid storage in the New York Harbor and lower Mississippi regions, combined with the capabilities of IMTT’s facilities at Bayonne and in Louisiana, provides IMTT with a strong competitive position in the New York Harbor and Lower Mississippi bulk liquid storage markets.

IMTT’s minor facilities in Illinois, California and Virginia represent only a small proportion of available bulk liquid storage capacity in their respective markets and have numerous competitors with facilities of similar or larger size with similar capabilities.

Secondary competition for IMTT’s facilities comes from bulk liquid storage facilities located in the same broad geographic region as IMTT’s terminals. For example, bulk liquid storage facilities located on the Houston Ship Channel provide a moderate level of competition for IMTT’s Louisiana facilities.

Customers

IMTT provides bulk liquid storage services principally to vertically integrated petroleum product producers, petroleum product refiners, chemical manufacturers, food processors and traders of bulk liquid petroleum, chemical and agricultural products. At IMTT’s Bayonne facility, the largest customer generated 13% of the facility’s total terminal revenue and the five largest customers generated 43% of the facility’s total terminal revenue for the year ended December 31, 2005. At IMTT’s Louisiana facilities, the largest customer generated 15% of the facilities’ total terminal revenue and the five largest customers generated 57% of the facilities’ total terminal revenue for the year ended December 31, 2005.

Customer Contracts

Storage tanks are generally rented to customers under contracts with terms of between one and five years. Pursuant to these contracts, customers generally pay for the capacity of the tank irrespective of whether the tank is actually used. Tank rentals are generally payable monthly and rates are stated in terms of cents per barrel of storage capacity per month. Tank rental rates vary by commodity stored and by location. IMTT’s standard form of customer contract generally permits a certain number of free product movements into and out of the storage tank with charges for throughput above the prescribed levels. Where a customer is renting a tank that is required to be heated to prevent the stored product from becoming excessively viscous, pursuant to the customer contract, IMTT charges the customer for the heating of the tank with such charges essentially reflecting a pass-through of IMTT’s cost of providing heating which is principally the cost of fuel. Pursuant to IMTT’s standard form of customer contract, tank rental rates, throughput rates and the rates for some other services are generally subject to annual inflation increases. The product stored in the tanks remains the property of the customer at all times and therefore IMTT takes no commodity price risk. The customer is also responsible for insurance against loss of the stored product.

Regulation

The rates that IMTT charges for the services that it provides are not subject to regulation. However, IMTT’s operations are overseen by a number of regulatory bodies and IMTT must comply with numerous federal, state and local environmental, occupational health and safety, security and planning statutes and regulations. These regulations require IMTT to obtain and maintain permits to operate its facilities and impose standards that govern the way IMTT operates its business. If IMTT does not comply with the relevant regulations, IMTT could lose its operating permits and become subject to fines and increased liability in the event of an accident that involved its facilities. As a result, IMTT has developed environmental and health and safety compliance functions at the terminal level which are overseen by the terminal managers and IMTT’s Director of Environmental, Health and Safety, Chief Operating Officer and Chief Executive Officer located at the head office. While changes in environmental, health and safety regulations pose a risk to IMTT’s operations, such changes are generally phased in over time to manage the impact on industry.

The Bayonne, New Jersey terminal which has been acquired and aggregated over a 22 year period, contains pervasive remediation requirements that were assumed at the time of purchase from the various former owners. One former owner retained environmental remediation responsibilities for a purchased site as well as sharing other remediation costs. These remediation requirements are documented in two memoranda of agreement and an administrative consent order with the State of New Jersey. Remediation efforts entail removal of the free product, soil treatment, repair/replacement of sewer systems, and the implementation of containment and monitoring systems. These remediation activities are estimated to span a period of ten to twenty years or more.

The Lemont terminal has entered into a consent order with the State of Illinois to remediate contamination at the site that pre-dated IMITT ownership. Remediation is also required as a result of the renewal of a lease with a government agency for a portion of the terminal. This remediation effort, consisting of among other things, the implementation of extraction and monitoring wells and soil treatment, is estimated to span a period of ten to twenty years.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for discussion of the expected future capitalized cost of environmental remediation.

Management

The day-to-day operation of IMTT’s terminals is overseen by individual terminal managers who are responsible for all aspects of the operations at their sites. IMTT’s terminal managers have on average 29 years experience in the bulk liquid storage industry and 17 years service with IMTT.

IMTT’s head office is based in New Orleans. The head office provides the business with central management, performs support functions such as accounting, tax, human resources, insurance, information technology and legal services and provides support for functions that have been partially de-centralized to the terminal level such as engineering and environmental and occupational health and safety regulatory compliance. IMTT’s senior management team other than the terminal managers have on average 21 years experience in the bulk liquid storage industry and 21 years service with IMTT.

Employees

As at June 30, 2006, IMTT had a total of 934 employees with 704 employed at the bulk liquid storage terminals, 90 employed by Oil Mop, 69 employed by St. Rose Nursery and 71 employed at the head office in New Orleans. At the Bayonne terminal, 132 staff members are unionized, and at the Lemont terminal, 48 of the staff members are unionized. Of the unionized employees at Bayonne, 126 are members of the Paper, Allied-Industrial Chemical and Energy Workers International Union, now United Steel Workers, or

USW, and the balance are members of the Teamsters Union. The unionized employees at Lemont are also members of USW.

The collective bargaining agreement with USW at Bayonne extends until June 2011, the collective bargaining agreement with the Teamsters at Bayonne extends until April 2007 and the collective bargaining agreement at Lemont extends until October 2007.

We believe employee relations at IMTT are good.

Shareholders’ Agreement

Upon acquisition of our interest in IMTT, through our indirectly wholly owned subsidiary Macquarie Terminal Holdings LLC, we became a party to a shareholders’ agreement relating to IMTT Holdings Inc. The other parties to the shareholders’ agreement are IMTT Holdings Inc. and the four individual shareholders of IMTT Holdings. A summary of the key terms of the IMTT Holdings’ Inc. shareholders’ agreement, which was filed as Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on April 14, 2006 and is incorporated by reference in this prospectus supplement, is provided below:

Term		Detail and Comment

Parties		IMTT Holdings Inc, Then-Current Shareholders and Macquarie Terminal Holdings LLC
Section 3 —	Board of Directors and Investor Representative	• Board of IMTT Holdings of six members with three appointees from Macquarie Terminal Holdings.
• All decisions of the Board require majority approval, including the approval of at least one member appointed by Macquarie Terminal Holdings LLC and one member appointed by the Then-Current Shareholders.
• Customary list of items that must be referred to Board for approval.
• MIC will appoint an Investor Representative, or IR, and may, at its election, delegate some decision making authority with respect to IMTT to the IR.
Section 4 —	Dividend Policy	• Fixed quarterly distributions to MIC of $7 million per quarter through December 31, 2007 subject only to (i) compliance with financial covenants and law and (ii) retention of adequate cash reserves and committed and unutilized credit facilities as required for IMTT to meet the normal requirements of its business and to fund capital expenditures commitments approved by the Board.
• Commencing March 2008, required quarterly distributions of 100% of cash from operations and cash from investing activities less maintenance capital expenditures, subject only to (i) compliance with financial covenants and law and (ii) retention of adequate cash reserves and committed and unutilized credit facilities as required for IMTT to meet the normal requirements of its business and to fund capital expenditures commitments approved by the Board.

Term		Detail and Comment

• Commencing March 2008, if debt: EBITDA (ex-shareholder loans) at the end of the quarter is greater than 4.25x then the payment of dividends is not mandatory.
• Then-Current Shareholders will lend all dividends received for quarters through December 31, 2007 back to IMTT Holdings. Such shareholder loans will be repaid over 15 years commencing March 2008 and earn a fixed interest rate of 5.5%.
Section 5 —	Capital Structure Policy	• Commencing March 2008, minimum gearing requirement of debt: EBITDA (ex-shareholder loans) of 3.75x with proceeds of regearing paid out as dividends.
Section 6 —	Corporate Opportunities	• All shareholders are required to offer investment opportunities in bulk liquid terminal sector to IMTT.
Section 7 —	Non-Compete	• Shareholders will not invest or engage in businesses that compete directly with IMTT’s business.
Section 8 —	CEO and CFO Succession	• Pre-agreed successor to current chief executive officer is identified. Thereafter, Then-Current Shareholders are entitled to nominate chief executive officer whose appointment will be subject to Board approval.
• After the current chief financial officer, MIC is entitled to nominate all subsequent chief financial officers whose appointment will be subject to Board approval.
Section 9 —	Transfer Restrictions/Right of First Refusal	• No transfers other than to affiliates within the first 10 years.
• Thereafter, transfers are subject to right of first refusal and consent of non-selling shareholders.
Section 10 —	Shareholder Default	• 60-day cure period. Remedies include specific performance and indemnities for monetary damages.
Section 11 —	Special Governance Standards	• Provides MIC with enhanced rights in the event that MIC controls IMTT in the future.
Section 12 —	Contractual Dispute Resolution	• Arbitration in Delaware.
Section 13 —	Board Deadlock Resolution	• Arbitration in Delaware (arbitrator required to have appropriate level of commercial experience).
Section 14 —	MIC Information and Reporting Requirements	• MIC is entitled to receive all information in a timely manner as required to (i) monitor the performance of the business, (ii) meet its public disclosure obligations, (iii) satisfy its reporting obligations to lenders and (iv) complete its tax returns.
Section 15 —	Miscellaneous	• The parties agree to reincorporate Loving in Delaware (currently incorporated in Louisiana) and change its name to IMTT Holdings Inc. This is now complete.
• Governing Law — Delaware

Properties

IMTT owns and operates eight wholly owned bulk liquid storage facilities in the United States and has part ownership in two companies that each own bulk liquid storage facilities in Canada. The land on which the facilities are located is either owned or leased by IMTT with leased land comprising a small proportion of the aggregate amount of land on which the facilities are located. IMTT also owns the storage tanks, piping and transportation infrastructure such as docks and truck and rail loading equipment located at all facilities, except for Quebec and Geismar where the docks are leased. We believe that the aforementioned equipment that is in service is generally well maintained and adequate for the present operations.

Legal Proceedings

IMTT is not currently a party to any material legal proceedings.

Trajen Holdings, Inc.

Our Acquisition

On July 11, 2006, MIC Inc., our wholly owned subsidiary, completed the purchase of 100% of the shares of Trajen. The transaction was concluded by our subsidiary Atlantic FBO Holdco (formerly known as North America Capital Holding Company), the parent of our airport services business. Trajen is the holding company for a group of companies, limited liability companies and limited partnerships that own and operate 23 FBOs at airports in 11 states. The Trajen business is being integrated with our airport services business operated as Atlantic Aviation. Trajen also owned two businesses, Trajen Systems and Department of Defense Services, providers of logistical and technical services to government agencies, that were retained by the sellers of Trajen.

We paid $363.0 million for Trajen, including transaction costs, integration and pre-funded capital expenditures, an estimated working capital adjustment and an increase in a debt service reserve. The payment was funded with a combination of a $180 million increase in an existing loan facility at Atlantic FBO Holdco, a $180 million increase in borrowings under the MIC Inc. acquisition credit facility and available cash of $3.0 million. Transaction-related expenses totaled $10.7 million, integration and pre-funded growth capital expenditures totaled $5.9 million and the increase in the debt service reserve totaled $6.6 million. For a detailed discussion of the Atlantic FBO Holdco term loan borrowing please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Business Overview

Trajen is being integrated into our airport services business, as further described below. For a detailed discussion of our airport services business segment, its industry and strategy, please see “Business — Our Businesses and Investments — Airport Services Business” in our amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on October 16, 2006, which is incorporated by reference in this prospectus supplement.

Like our existing FBOs, Trajen’s FBOs generate revenue primarily through the sale of fuel to owners/operators of jet aircraft in the general aviation sector of the air travel industry. Some sites also provide fuel and fuel-related services to commercial and/or military aircraft. Overall, approximately 13% of Trajen’s gross profit is generated from fuelling military-related aircraft. At its San Antonio location, Trajen currently provides fuelling only to military-related aircraft, although Trajen plans to expand its operations at that location to also service general aviation customers. In general, Trajen’s strategy is to maintain and, where possible, to grow a dollar-based margin per gallon of fuel sold. Trajen generates a smaller amount of revenue from hangar, ramp and office rental and catering and other services.

In operating and maintaining each FBO, Trajen incurs fixed expenses, such as lease payments and insurance, as well as expenses that increase with the xlevel of activity, such as salaries. In addition, Trajen incurs general and administrative expenses at its head office that include senior management expenses as well as accounting, information technology, human resources, environmental compliance and other system costs. A limited amount of these expenses are expected to be reduced or eliminated following integration of the business with existing Atlantic FBO operations in our airport services business. The results of the businesses will be reported as components of our airport services business segment.

We believe that there is little seasonality in our airport services business generally, and in Trajen’s results specifically.

Locations

Trajen’s facilities operate pursuant to long-term leases from airport authorities or local government agencies. The leases have an average remaining length of approximately 21.4 years. The average remaining lease life across our entire airport services business increases from 17.1 years to 18.7 years with the addition of the Trajen facilities.

		Other
		FBOs at	Acquired	Lease
Airport	Location	Airport	by Trajen	Expiry(1)

Phoenix Deer Valley Airport	Phoenix, Arizona	1	Jun 2006	2024
Stockton Metropolitan Airport	Stockton, California	None	May 2006	2032
Waukesha County Airport	Waukesha, Wisconsin	None	Apr 2006	2018
Palwaukee Municipal Airport	Wheeling, Illinois	1	Mar 2006	2023
Kissimmee Gateway Airport	Kissimmee, Florida	4	Feb 2006	2038
Aspen/Pitkin County Airport	Aspen, Colorado	None	Oct 2005	2023
Elmira/Corning Regional Airport	Elmira, New York	None	Sep 2005	2035
Greater Binghamton/Edwin Link Field	Binghamton, New York	None	Sep 2005	2032
El Paso International Airport	El Paso, Texas	1	Apr 2005	2033
Lake Tahoe Airport	South Lake Tahoe, California	None	Apr 2005	2009
Wiley Post Airport	Oklahoma City, Oklahoma	1	2004	2025
Austin-Bergstrom International Airport	Austin, Texas	1	2003	2038
George Bush Intercontinental Airport	Houston, Texas	1	2003	2014
Natrona County International Airport	Casper, Wyoming	None	2003	2017
Tucson International Airport	Tucson, Arizona	4	2003	2021
Fort Worth Meacham International Airport	Fort Worth, Texas	3	2003	2032
Ketchikan International Airport	Ketchikan, Alaska	None	2003	2013
Juneau International Airport	Juneau, Alaska	1	2003	2025
Sitka Airport	Sitka, Alaska	None	2003	2033
Gustavus Airport	Gustavus, Alaska	None	2003	Monthly
Hayward Executive Airport	Hayward, California	1	2000	2048
Kelly Field Air Force Base	San Antonio, Texas	None	2000 (Start-up)	2047
Sacramento Mather Airport	Sacramento, California	None	1999 (Start-up)	2015

(1)	Includes renewal options

The airport authorities have termination rights in each lease. Standard terms allow for termination if the tenant defaults on the terms and conditions of the lease, abandons the property or becomes insolvent or bankrupt. Most of the leases allow for the lease to be terminated if there are liens filed against the property. Such terms are standard throughout the industry.

Employees

As of July 11, 2006, Trajen had approximately 425 employees dedicated to its FBO operations. None of these employees are covered by collective bargaining agreements. We believe that employee relations at Trajen are good.

Integration

We plan to integrate the Trajen FBOs into our existing Atlantic FBO operations. Trajen FBOs will be managed by our existing Atlantic management team. Trajen’s head office is currently located in Bryan, Texas. We will retain the Bryan office for a period of approximately 12 months, during which time we will transfer functions performed in Bryan to Atlantic’s head office in Plano, Texas, reassign the reporting lines from Bryan to Plano and implement Atlantic’s information technology, accounting and human resources systems at the Trajen sites.

Combined with our existing portfolio of 19 FBOs, the total of 42 sites will constitute the second largest network of FBOs in the United States. A large, nationwide network can benefit from certain economies of scale, for example, using our existing Atlantic management team to oversee the operations of the larger combined operations. In addition, we believe that the expanded geographic coverage resulting from our acquisition of Trajen improves brand awareness and our competitive position among FBO networks generally. Further, of the airports at which we operate, the percentage at which we are the sole service provider has increased as a result of the Trajen acquisition. There is no overlap between the locations of our existing 19 Atlantic FBOs and the 23 Trajen FBOs.

We anticipate branding a majority of Trajen’s FBOs as “Atlantic.” We will undertake the branding on a site-by-site basis in conjunction with the implementation of Atlantic’s information technology systems. The sites will be re-branded starting with the largest and working through to the smaller sites. In addition, we expect that as a part of our integration of the Trajen and Atlantic businesses we will introduce our Atlantic Awards pilot incentive program to the Trajen sites.

Our Existing Businesses

For a detailed discussion of our operating segments and existing businesses and our results of operations, please see “Business — Our Businesses and Investments” in our amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on October 16, 2006, which is incorporated by reference in this prospectus supplement.

SHARE OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND
PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of trust stock by each person who is known to us to be the beneficial owner of more than five percent of the outstanding shares of trust stock, each of our directors and executive officers and our directors and executive officers as a group as of September 30, 2006, based on 27,212,165 shares issued and outstanding.

All holders of shares of trust stock are entitled to one vote per share on all matters submitted to a vote of holders of shares of trust stock. The voting rights attached to shares of trust stock held by our directors, executive officers or major shareholders do not differ from those that attach to shares of trust stock held by any other holder.

Under Rule 13d-3 of the Exchange Act, “beneficial ownership” includes shares for which the individual, directly or indirectly, has voting power, meaning the power to control voting decisions, or investment power, meaning the power to cause the sale of the shares, whether or not the shares are held for the individual’s benefit.

	Amount and Nature of Beneficial Ownership
	(Number of Shares)
	Shares of	Shares of
	Trust Stock	Trust Stock
	Representing	Representing
	Sole Voting	Shared Voting
	and/or	and		Percent of
	Investment	Investment		Shares
Name and Address of Beneficial Owner	Power	Power	Total	Outstanding

5% Beneficial Owners
Macquarie Infrastructure Management (USA) Inc.(1)	2,578,648		2,578,648	9.5%
125 West 55th Street New York, New York 10019
T. Rowe Price Associates, Inc.(2)	1,361,100		1,361,100	5.0%
Merrill Lynch & Co., Inc.(2)(3)		2,037,100	2,037,100	7.5%
Directors(4)
John Roberts(5)	53,400	2,578,648	2,632,048	9.7%
Norman H. Brown, Jr.	7,839		7,839	*
George W. Carmany, III	9,339		9,339	*
William H. Webb	11,839		11,839	*
Shemara Wikramanayake(5)	97,500	2,578,648	2,676,148	9.8%
Named Executive Officers
Peter Stokes(5)	15,000	2,578,648	2,593,648	9.5%
All Directors and Officers as a Group	201,884	2,578,648	2,780,532	10.2%

*	Less than 1%

(1)	Macquarie Bank Limited, or MBL, has entered into a total return swap with respect to 599,000 shares of trust stock held by our Manager, representing 2.2% of the outstanding Shares of Trust Stock. The counterparty to the swap is Macquarie International Infrastructure Fund Limited, or MIIF, a mutual fund company which is managed by a member of the Macquarie Group of companies. MBL had caused our Manager to pledge 599,000 of its shares of trust stock to MIIF to secure MBL’s obligations under the total return swap. Our Manager retains the voting rights on all the pledged shares. As a result of this transaction, our Manager beneficially owns and has sole voting power over 2,578,648 shares of trust stock, sole dispositive power over 1,979,648 shares of trust stock and shared dispositive power over 599,000 shares of trust stock.
footnotes continued on the following page

(2)	Number of shares presented is based solely on the information provided in a filing by such person with the SEC on Schedule 13G.

(3)	Includes amounts beneficially owned by or on behalf of Merrill Lynch Investment Managers and ML Global Allocation Fund, Inc. The address of Merrill Lynch & Co., Inc. is World Financial Center, North Tower, 250 Vesey Street New York, NY 10381 and the address of ML Global Allocation Fund, Inc. is 800 Scudders Mill Road, Plainsboro, NJ 08536. Merrill Lynch & Co., Inc., or ML&Co., is a parent holding company. Merrill Lynch Investment Managers is an operating division of ML&Co. consisting of ML&Co.’s indirectly-owned asset management subsidiaries. The following asset management subsidiaries hold certain shares of our trust stock: Transamerica Fund Advisors, Fund Asset Management, L.P., Merrill Lynch Investment Managers, L.P.

(4)	The address of each person is c/o Macquarie Infrastructure Company LLC, 125 West 55th Street, New York, New York 10019.

(5)	Each of the following persons may be deemed to beneficially own, and share voting and investment power in, the shares of trust stock held by Macquarie Infrastructure Management (USA) Inc., our Manager, shown separately in the table above.

•	Mr. Roberts, as the Global Head of the Macquarie Group’s IB Funds division, of which our Manager constitutes a part.

•	Ms. Wikramanayake, as a director of our Manager.

•	Mr. Stokes, as the president and a director of our Manager.

Each of the foregoing disclaims beneficial ownership and such information shall not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of trust stock owned by our Manager.

(6)	Consists of shares for which the holder has neither voting nor dispositive power.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

For information on our relationship with the Macquarie Group and related party transactions, including those relating to our acquisition and ownership of our existing businesses and investments, our new businesses, certain of our debt facilities and derivative instruments and contractual arrangements with our Manager, please refer to our revised Definitive Proxy Statement dated April 19, 2006, our amended Quarterly Reports on Form 10-Q/A for the quarters ended March 31, 2006 and June 30, 2006, respectively, our amended Current Reports on Form 8-K/A filed on May 16, 2006, and June 27, 2006, and our Current Reports on Form 8-K filed on June 12, 2006, June 28, 2006, June 29, 2006, July 13, 2006, August 22, 2006, August 28, 2006, September 7, 2006, September 25, 2006 and October 2, 2006, each of which is incorporated by reference into this prospectus supplement.

Our Manager is an affiliate of Macquarie Bank Limited and a member of the Macquarie Group. From time to time, we have entered into, and in the future we may enter into, transactions and relationships involving Macquarie Bank Limited, its affiliates, or other members of the Macquarie Group. Although our audit committee, all of the members of which are independent directors, is required to approve of any related party transactions, including those involving Macquarie Bank Limited, its affiliates, or members of the Macquarie Group, the relationship of our Manager to Macquarie Bank Limited and the Macquarie Group may result in conflicts-of-interest. See “Risk Factors — Risks Related to Our Business.”

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as representatives of the underwriters. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed below.

Number of
Underwriters	Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
A.G. Edwards & Sons, Inc.
Jefferies & Company, Inc.
Macquarie Securities (USA) Inc.
Stifel, Nicolaus & Company, Incorporated

Total	7,500,000

Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The allocation of shares in this offering is determined by the underwriters, exercised within limits permitted by applicable law and regulation. After the underwriters obtain indications of interest from potential investors, including the number of shares that a potential investor may be interested in purchasing, the underwriters will determine the number of shares to be offered to each potential investor from the underwriters’ allocations. Depending on a variety of factors, the underwriters may allocate to an investor a smaller number of shares than that investor had expressed an interest in purchasing, or allocate no shares at all to that investor.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $2.5 million and are payable by us.

Overallotment Option

We have granted options to the underwriters to purchase up to 1,125,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise these options, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and our executive officers and directors and our Manager have agreed, with exceptions, not to sell or transfer any shares for 90 days after the date of this prospectus supplement without first obtaining the written consent of the representatives. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any shares;

•	sell any option or contract to purchase any shares;

•	purchase any option or contract to sell any shares;

•	grant any option, right or warrant for the sale of any shares;

•	lend or otherwise dispose of or transfer any shares;

•	request or demand that we file a registration statement related to the shares; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

This lock-up provision applies to shares and to securities convertible into or exchangeable or exercisable for or repayable with shares. It also applies to shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. These restrictions do not apply to:

•	the sale of shares to the underwriters; or

•	the sale of shares to our Manager upon its reinvestment of fees payable under the management services agreement.

New York Stock Exchange Listing

The shares have been approved for listing on the New York Stock Exchange under the symbol “MIC,” subject to notice of issuance.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing our shares. However, the representatives may engage in transactions that stabilize the price of the shares, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the shares in connection with the offering (i.e., if they sell more shares than are listed on the cover of this prospectus supplement), the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the shares to stabilize their price or to reduce a short position may cause the price of the shares to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters’ short position or to stabilize the price of such shares, the representatives may reclaim the amount of the selling concession from the underwriters and the selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

U.K. Selling Restrictions

Each underwriter has agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares of trust stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any shares of trust stock in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and (iii) its offering has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of trust stock in, from or otherwise involving the United Kingdom.

No Public Offering Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States and Canada) that would permit a public offering of our shares or the possession, circulation or distribution of this prospectus supplement or any other material relating to us or our shares in any jurisdiction where action for that purpose is required. Accordingly, our shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material or advertisements in connection with our shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Purchasers of the shares offered by this prospectus supplement may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus supplement.

Other Relationships

Macquarie Securities (USA) Inc., an underwriter, is an indirect wholly owned subsidiary of Macquarie Bank Limited. Macquarie Infrastructure Management (USA) Inc., our Manager, is part of the Macquarie

Group, and, as such, is an affiliate of Macquarie Securities (USA) Inc. We have paid financial advisory fees to Macquarie Securities (USA) Inc. in connection with the acquisitions and financing of TGC, Trajen and our interest in IMTT Holdings of approximately $5.0 million, $6.1 million and $4.3 million, respectively, as well as $575,000 in connection with establishing and amending our acquisition credit facility and the other transactions referenced under “Certain Relationships and Related Party Transactions”. In addition, Macquarie Securities (USA) Inc. has been reimbursed for any out-of-pocket expenses it incurs in connection with providing such financial advisory services. We have agreed that Macquarie Securities (USA) Inc. will have preferred provider status in respect of any financial advisory services to be contracted for by us or our subsidiaries in the future.

Certain affiliates of Merrill Lynch & Co., Citigroup Global Markets Inc., Macquarie Bank Limited, the parent company of our Manager, and Credit Suisse Securities (USA) LLC are lenders under the MIC Inc. acquisition credit facility, which is expected to be repaid in part with the net proceeds of this offering.

Some of the underwriters and their affiliates have engaged in, are engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and other members of the Macquarie Group. They have received customary fees and commissions for these services.

Availability of Prospectus Supplement Online

A prospectus supplement in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

LEGAL MATTERS

The validity of the securities offered in this prospectus supplement and accompanying prospectus is being passed upon for us by Potter Anderson & Corroon LLP, Wilmington, Delaware. Certain legal matters in connection with the securities offered hereby will be passed upon for us by Shearman & Sterling LLP, New York, New York. Certain legal matters will be passed upon on behalf of the underwriters by Sidley Austin llp, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Macquarie Infrastructure Company Trust as of December 31, 2005 and 2004, and the year ended December 31, 2005 and the period April 13, 2004 (inception) to December 31, 2004, the consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows of North America Capital Holding Company for the periods January 1, 2004 through July 29, 2004, July 30, 2004 through December 22, 2004, and for the year ended December 31, 2003, and management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2005 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The report of KPMG LLP dated March 10, 2006, except as to the fifth and sixth paragraphs of Management’s Report on Internal Controls over Financial Reporting (as restated), which are as of October 13, 2006, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005, expresses such firm’s opinion that Macquarie Infrastructure Company Trust did not maintain effective internal control over financial reporting as of December 31, 2005 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states as a result of its evaluation of the Company’s internal control over financial reporting, management has identified a material weakness. Specifically, the internal accounting staff did not possess sufficient technical expertise to ensure the correct application of hedge accounting in accordance with Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities. This material weakness resulted in the restatement of previously filed unaudited financial statements for the quarters ended March 31, 2006 and June 30, 2006, as well as unaudited 2005 quarterly financial statements.

The report of KPMG LLP dated March 10, 2006, except as to the fifth and sixth paragraphs of Management’s Report on Internal Controls over Financial Reporting (as restated), which are as of October 13, 2006, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal controls over financial reporting as of December 31, 2005, contains an explanatory paragraph that states Macquarie Infrastructure Company Trust acquired Eagle Aviation Resources, Ltd. (EAR), on August 12, 2005, and acquired SunPark on October 3, 2005. Management excluded from its assessment of the effectiveness of Macquarie Infrastructure Company Trust’s internal control over financial reporting as of December 31, 2005, both EAR’s and SunPark’s internal control over financial reporting. The EAR assets represent 4.6% of the Company’s total assets at December 31, 2005, and generated 4.1% of the Company’s total revenues during the year ended December 31, 2005. The SunPark assets represent 5.5% of the Company’s total assets at December 31, 2005 and generated 1% of the Company’s total revenues during the year ended December 31, 2005. Such firm’s audit of internal control over financial reporting of Macquarie Infrastructure Company Trust also excluded an evaluation of the internal control over financial reporting of both EAR and SunPark.

The consolidated balance sheet of Connect M1-A1 Holdings Limited and subsidiary, as of March 31, 2006, and the related consolidated statements of operations, shareholders’ deficit and other comprehensive income (loss) and cash flows for the year ended March 31, 2006, incorporated in this prospectus by reference from the Annual Report on Form 10-K/A of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC filed with the Securities and Exchange Commission on September 29, 2006, have been audited by KPMG LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority of said firm as experts in accounting and auditing.

The consolidated financial statements of K-1 HGC Investment, LLC and subsidiaries as of April 30, 2006 and for the period from July 1, 2005 to April 30, 2006, and as of June 30, 2005 and 2004, and for the year ended June 30, 2005 and the period from August 8, 2003 (date of inception) to June 30, 2004, incorporated in this prospectus supplement by reference from the Current Report on Form 8-K/A of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC filed with the Securities and Exchange Commission on June 27, 2006, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Loving Enterprises, Inc. (currently known as IMTT Holdings, Inc.) as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 appearing in the Current Report on Form 8-K/A of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC filed with the Securities and Exchange Commission on May 16, 2006 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon dated April 14, 2006 included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements of IMTT Holdings, Inc. to be included in subsequently filed documents of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Eagle Aviation Resources, Ltd. as of December 31, 2004, and the related statement of income, member’s equity, and cash flows for the year then ended, incorporated in this prospectus supplement by reference from the Current Report on Form 8-K/A of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC filed with the Securities and Exchange Commission on October 4, 2005, have been audited by L.L. Bradford & Company, LLC, independent auditors, as stated in their report, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at Room 1580, 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the operations of the public reference room. The SEC maintains a website that contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including Macquarie Infrastructure Company) file electronically with the SEC. The SEC’s website is www.sec.gov.

In addition, our SEC filings and other information about us may also be obtained from our website at www.macquarie.com/mic, although information on our website does not constitute a part of this prospectus supplement. Our shares are listed on the New York Stock Exchange, or NYSE, under the symbol “MIC,” and all reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE’s offices at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement. Later information that we file will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of the shares of trust stock covered by this prospectus supplement has been completed. This prospectus is part of a registration statement filed with the SEC.

We are incorporating by reference into this prospectus supplement the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-K for the year ended December 31, 2005 (as amended and restated by our Form 10-K/A filed with the SEC on October 16, 2006);

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 (each as amended and restated by our Forms 10-Q/A filed with the SEC on October 16, 2006);

•	Our revised definitive Proxy Statement dated April 19, 2006; and

•	Our Current Reports on Form 8-K filed with the SEC on August 16, 2005 (as amended by our Form 8-K/A on October 4, 2005), April 17, 2006, April 19, 2006, May 2, 2006 (as amended by our Form 8-K/A on May 16, 2006), June 12, 2006 (as amended by our Form 8-K/A on June 27, 2006 and our Form 8-K on October 16, 2006), June 28, 2006, June 29, 2006, July 13, 2006, July 14, 2006, August 21, 2006, August 22, 2006, August 28, 2006 (as amended by our Form 8-K on October 16, 2006), September 7, 2006, September 14, 2006, September 25, 2006, October 2, 2006, October 16, 2006 and October 16, 2006.

The documents incorporated by reference in this prospectus supplement are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus supplement to any person, without charge, upon written or oral request. Requests for such copies should be directed to the following:

Macquarie Infrastructure Company Trust
125 West 55th Street
New York, NY 10019
Attention: Investor Relations

GLOSSARY OF DEFINED TERMS

Term	Definition

Atlantic FBO Holdco	Atlantic Aviation FBO Inc. (formerly known as North America Capital Holding Company), the holding company for our airport services business
CHL	Connect M1-A1 Limited, the holding company for our toll road business
Company	Macquarie Infrastructure Company LLC
DCA	Hawaii Division of Consumer Advocacy
DOT	Hawaii Department of Transportation—Harbors Division
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization
Exchange Act	Securities Exchange Act of 1934, as amended
FBO	Fixed base operation
HPUC	Hawaii Public Utilities Commission, the regulator of the utility operations of our gas production and distribution business
IBF	The Macquarie Group’s IB Funds division
IMTT	International-Matex Tank Terminals, the operating company for our bulk liquid storage terminal business
IMTT Holdings	IMTT Holdings Inc. (formerly known as Loving Enterprises, Inc.), the holding company for our bulk liquid storage terminal business
LPG	Liquefied petroleum gas
Manager or MIMUSA	Macquarie Infrastructure Management (USA) Inc., our Manager
MBL	Macquarie Bank Limited
MCG	Macquarie Communications Infrastructure Group
MIC	Macquarie Infrastructure Company, and, as used herein, each of these terms refers to the trust and the company and its subsidiaries together
MIC Inc.	Macquarie Infrastructure Company Inc., the holding company for our businesses located in the United States
MIIF	Macquarie International Infrastructure Fund Limited
MLH	MEIF Luxembourg Holdings SA
NYH	New York Harbor
NYSE	New York Stock Exchange
PFA	Petroleum Feedstock Agreement
SEC	Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
SEW	South East Water, the water utility in Southeast England in which we had an investment
SNG	Synthetic natural gas
TGC	The Gas Company, LLC, the operating company for our gas production and distribution business
Therms	Thermal units (1 Therm is the equivalent of 100,000 British Thermal Units)
Trajen	Trajen Holdings, Inc.
Trust	Macquarie Infrastructure Company Trust
USW	United Steel Workers
V&A	Vegetable and animal oil
YLL	Yorkshire Link, the toll road operated by our toll road business

PROSPECTUS
Trust Stock

Macquarie Infrastructure Company Trust

Each Share of Trust Stock Represents One Beneficial Interest in the Trust

Macquarie Infrastructure Company Trust may sell, and Macquarie Infrastructure Management (USA) Inc., our Manager, as a selling stockholder, may sell, from time to time, shares of trust stock, each representing one beneficial interest in the trust. The purpose of the trust is to hold 100% of the interests of Macquarie Infrastructure Company LLC. Each beneficial interest in the trust corresponds to one interest of Macquarie Infrastructure Company LLC. We may, and our Manager may, offer for sale the shares covered by this prospectus directly to purchasers or through underwriters, broker-dealers or agents, in public or private transactions, at prevailing market prices or at privately negotiated prices, including in satisfaction of certain contractual obligations. For additional information on the methods of sale, you should refer to the section of this prospectus entitled “Plan of Distribution.” Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds from the sale of shares by our Manager.

The shares trade on the New York Stock Exchange under the symbol “MIC.”

We will provide more specific information about the terms of an offering of these shares of trust stock in supplements or term sheets to this prospectus. This prospectus may not be used to offer or sell shares of trust stock unless accompanied by a prospectus supplement or term sheet. You should read this prospectus, the prospectus supplements and term sheets carefully before you invest. If any underwriters, broker-dealers or agents are involved in any offering, the names of such underwriters, broker-dealers or agents and any applicable commissions or discounts will be described in the applicable prospectus supplement or term sheet relating to the offering.

Investing in the shares involves risks that are described in the “Risk Factors” section beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 16, 2006.

Australian banking regulations that govern the operations of Macquarie Bank Limited and all of its subsidiaries, including our Manager, require the following statements: Investments in Macquarie Infrastructure Company Trust are not deposits with or other liabilities of Macquarie Bank Limited or of any Macquarie Group company and are subject to investment risk, including possible delays in repayment and loss of income and principal invested. Neither Macquarie Bank Limited nor any other member company of the Macquarie Group guarantees the performance of Macquarie Infrastructure Company Trust or the repayment of capital from Macquarie Infrastructure Company Trust.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus may be used only for the purpose for which it has been published, and no person has been authorized to give any information not contained in this prospectus. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, we may, and our Manager may, sell the shares covered by this prospectus in one or more offerings. Because we are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended, or the Securities Act, we may, from time to time, add and offer additional shares of trust stock by filing a prospectus supplement or term sheet with the SEC at the time of the offer.

PROSPECTUS SUPPLEMENT OR TERM SHEET

This prospectus provides you with a general description of the shares of trust stock that we or our Manager may offer. Each time that we or our Manager offer shares of trust stock, we will provide a prospectus supplement or term sheet that will contain specific information about the terms of that offering. The prospectus supplement or term sheet may also add to, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement or term sheet. You should read both this prospectus and any accompanying prospectus supplement or term sheet together with the additional information described under the heading “Incorporation of Certain Documents by Reference.”

The prospectus supplement or term sheet to be attached to the front of this prospectus will describe: the applicable public offering price, the price paid for the shares of trust stock, the net proceeds, the manner of distribution and any underwriting compensation and the other specific material terms related to the offering of shares of trust stock covered by this prospectus.

For more detail on the terms of the shares of trust stock offered, see “Description of Shares.”

FORWARD-LOOKING STATEMENTS

We have included or incorporated by reference into this prospectus, and from time to time may make in our public filings, press releases or other public statements, certain statements that may constitute forward-looking statements. These include without limitation those under the headings “Macquarie Infrastructure Company” and “Risk Factors,” as well as those contained in any prospectus supplement or term sheet or in any document incorporated by reference into this prospectus. In addition, our management may make forward-looking statements to analysts, investors, representatives of the media and others. These forward-looking statements are not historical facts and represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” or “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements.

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results to differ materially from those contained in any forward-looking statements made by us. Any such forward-looking statements are qualified by reference to the following cautionary statements.

Forward-looking statements in this prospectus and any prospectus supplement or term sheet (including any documents incorporated by reference herein or therein) are subject to a number of risks and uncertainties, some of which are beyond our control, including, among other things:

•	our short operating history;

•	our limited ability to remove our Manager for underperformance and our Manager’s right to resign;

•	our holding company structure, which may limit our ability to meet our dividend policy;

•	our ability to service, comply with the terms of and refinance at maturity our substantial indebtedness;

•	decisions made by persons who control the businesses in which we hold less than majority control, including decisions regarding dividend policies;

•	our ability to make, finance and integrate acquisitions;

•	our ability to implement our operating and internal growth strategies;

•	the regulatory environment in which our businesses and the businesses in which we hold investments operate and our ability to comply with any changes thereto, rates implemented by regulators of our businesses and the businesses in which we hold investments, and our relationships and rights under concessions and contracts with governmental agencies and authorities;

•	changes in patterns of commercial or general aviation air travel, or automobile usage, including the effects of changes in airplane fuel and gas prices, and seasonal variations in customer demand for our businesses;

•	changes in electricity or other power costs;

•	the competitive environment in which our businesses and the businesses in which we hold investments operate;

•	changes in general economic, business or demographic conditions or trends, or changes in the political environment, level of tourism or construction and transportation costs, in the United States and other countries in which we have a presence, including changes in interest rates and inflation;

•	environmental risks pertaining to our businesses and the businesses in which we hold investments;

•	our ability to retain or replace qualified employees;

•	work interruptions or other labor stoppages at our businesses or the businesses in which we hold investments;

•	changes in the current treatment of qualified dividend income and long-term capital gains under current U.S. federal income tax law and the qualification of our income and gains for such treatment;

•	disruptions or other extraordinary or force majeure events affecting the facilities or operations of our businesses and the businesses in which we hold investments and our ability to insure against any losses resulting from such events or disruptions;

•	fluctuations in fuel costs, or the costs of supplies upon which our gas production and distribution business is dependent, and our ability to recover increases in these costs from customers;

•	our ability to make alternate arrangements to account for any disruptions that may affect the facilities of the suppliers or the operation of the barges upon which our gas production and distribution business is dependent; and

•	changes in U.S. domestic demand for chemical, petroleum and vegetable and animal oil products, the relative availability of tank storage capacity and the extent to which such products are imported.

Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. A description of risks that could cause our actual results to differ appears under the caption “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. It is not possible to predict or identify all risk factors and you should not consider that description to be a complete discussion of all potential risks or uncertainties that could cause our actual results to differ.

In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The future events discussed in this prospectus may not occur. These forward-looking statements are made as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult further disclosures we may make in future filings with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with those requirements, we file combined annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at Room 1580, 100 F Street, NE, Washington, D.C. 20549. Please call the SEC’s toll-free number at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov and can be found by searching the EDGAR archives on the website. In addition, our SEC filings and other information about us may also be obtained from our website at www.macquarie.com/mic, although information on our website does not constitute a part of this prospectus. Our shares are listed on the New York Stock Exchange, or NYSE, under the symbol “MIC” and all reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE’s offices at 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 to register with the SEC the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement or our other SEC filings for a copy of the contract or other document.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of the particular securities covered by a prospectus supplement or term sheet has been completed. This prospectus is part of a registration statement filed with the SEC.

We are incorporating by reference into this prospectus the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-K for the year ended December 31, 2005 (as amended and restated by our Form 10-K/A filed with the SEC on October 16, 2006);

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 (each as amended and restated by our Forms 10-Q/A filed with the SEC on October 16, 2006);

•	The description of our shares of trust stock set forth in our registration statement in Form 8-A filed pursuant to Section 12 of the Exchange Act on December 13, 2004;

•	Our revised definitive Proxy Statement dated April 19, 2006; and

•	Our Current Reports on Form 8-K filed with the SEC on August 16, 2005 (as amended by our Form 8-K/A on October 4, 2005), April 17, 2006, April 19, 2006, May 2, 2006 (as amended by our Form 8-K/A on May 16, 2006), June 12, 2006 (as amended by our Form 8-K/A on June 27, 2006 and our Form 8-K on October 16, 2006), June 28, 2006, June 29, 2006, July 13, 2006, July 14, 2006, August 21, 2006, August 22, 2006, August 28, 2006 (as amended by our Form 8-K on October 16, 2006), September 7, 2006, September 14, 2006, September 25, 2006, October 2, 2006, October 16, 2006 and October 16, 2006.

The documents incorporated by reference in this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. Requests for such copies should be directed to the following:

Macquarie Infrastructure Company Trust
125 West 55th Street
New York, NY 10019
Attention: Investor Relations

Except as provided above, no other information, including, but not limited to, information on our website, is incorporated by reference in this prospectus.

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MACQUARIE INFRASTRUCTURE COMPANY

Macquarie Infrastructure Company Trust, a Delaware statutory trust that we refer to as the trust, owns its businesses and investments through Macquarie Infrastructure Company LLC, a Delaware limited liability company that we refer to as the company. Except as otherwise specified, “Macquarie Infrastructure Company,” “we,” “us,” and “our” refer to both the trust and the company and its subsidiaries together. The company owns the businesses located in the United States through a Delaware corporation, Macquarie Infrastructure Company Inc., or MIC Inc., and those located outside of the United States through Delaware limited liability companies. Macquarie Infrastructure Management (USA) Inc., the company that we refer to as our Manager, is part of the Macquarie Group of companies. References to the Macquarie Group include Macquarie Bank Limited and its subsidiaries and affiliates worldwide.

General

The trust and the company were each formed on April 13, 2004. On December 21, 2004, we completed our initial public offering and concurrent private placement of shares of trust stock representing beneficial interests in the trust. Each share of trust stock corresponds to one LLC interest of the company. We used the majority of the proceeds of the offering and private placement to acquire our initial businesses and investments and to pay related expenses.

We own, operate and hold investments in a diversified group of infrastructure businesses primarily in the United States. Traditionally, infrastructure businesses have been owned by governments or private investors or have formed part of vertically integrated companies. By owning shares of our trust stock, investors have an opportunity to participate directly in the ownership of these businesses.

Our new businesses, all of which we acquired in the last six months, consist of:

•	The Gas Company, or TGC, a gas production and distribution business in Hawaii;

•	a 50% ownership interest in IMTT Holdings, the owner/operator of a bulk liquid storage terminal business, International-Matex Tank Terminals, or IMTT; and

•	Trajen Holdings, which owns and operates 23 fixed base operations, or FBOs, that are being integrated into our existing airport services business, Atlantic Aviation.

Our existing businesses consist of:

•	Atlantic Aviation, an airport services business that operates 19 FBOs in the United States;

•	Macquarie Parking, an off-airport parking business; and

•	a district energy business, conducted through Thermal Chicago and Northwind Aladdin.

In August 2006, we disposed of our investment in Macquarie Communications Infrastructure Group, or MCG, and in October 2006, we disposed of our 17.5% interest in the holding company that owns South East Water, or SEW, a regulated water utility in southeastern England. Additionally, in August 2006, we entered into an agreement to dispose of our interest in the holding company that owns 50% of the company that operates Yorkshire Link, or YLL, a 19-mile toll road south of Leeds in England. In September 2006, our 50% partners in this holding company exercised their pre-emptive rights over our interest. We expect this transaction to close by the end of February 2007.

Our Manager

We have entered into a management services agreement with our Manager. Our Manager is responsible for our day-to-day operations and affairs and oversees the management teams of our operating businesses. Neither the trust nor the company has or will have any employees. Our Manager has the right to assign, or second, to the company, on a permanent and wholly dedicated basis, employees to assume the offices of chief executive officer and chief financial officer and makes other personnel available as required.

The services performed for the company are provided at our Manager’s expense, including the compensation of our seconded officers.

We pay our Manager a management fee based primarily on our market capitalization. In addition, to incentivize our Manager to maximize shareholder returns, we may pay performance fees based on criteria set forth in the management services agreement. Our Manager can earn a performance fee equal to 20% of the outperformance, if any, of quarterly total returns to our shareholders above a weighted average of two benchmark indices, a U.S. utilities index and a European utilities index, weighted in proportion to our U.S. and non-U.S. equity investments. To be eligible for the performance fee, our Manager must deliver total shareholder returns for the quarter that are positive. Any underperformance from prior periods is carried over to subsequent periods and must be exceeded in such subsequent period for our Manager to be eligible for the performance fee.

Our Manager is a member of the Macquarie Group, which, together with its subsidiaries and affiliates worldwide, provides specialist investment, advisory, trading and financial services in select markets around the world. The Macquarie Group is headquartered in Sydney, Australia and is a global leader in advising on the acquisition, financing and development of infrastructure assets and the management of infrastructure investment vehicles on behalf of third-party investors.

We believe that the Macquarie Group’s demonstrated expertise and experience in the management, acquisition and funding of infrastructure businesses provide us with a significant advantage in pursuing our strategy. Our Manager is part of the Macquarie Group’s IB Funds division, or IBF, which as of June 30, 2006 managed approximately $27 billion of equity on behalf of retail and institutional investors. Currently, the division manages a global portfolio of 99 assets across 24 countries, the majority of which are held through its listed and unlisted funds and vehicles. These businesses include toll roads, airports and airport-related infrastructure, communications, media, electric and gas distribution networks, water utilities, aged care, rail, tank storage and ferry assets. The IBF division has been operating since 1996 and currently has over 480 staff internationally, with more than 50 executives based in the United States and Canada.

We expect that the Macquarie Group’s infrastructure advisory division, with over 400 executives internationally, including more than 90 executives in North America, is an important source of acquisition opportunities and advice for us. During 2005, the Macquarie Group globally advised on infrastructure transactions valued at more than $32 billion. The Macquarie Group’s infrastructure advisory division is separate from the IBF division. Historically, the Macquarie Group’s advisory group has presented the various infrastructure investment vehicles in IBF with a significant number of high quality infrastructure acquisition opportunities.

Although it has no contractual obligation to do so, we expect that Macquarie’s infrastructure advisory division will continue to present our Manager with similar opportunities. Under the terms of the management services agreement, our Manager is obliged to present to us, on a priority basis, acquisition opportunities in the United States that are consistent with our strategy, as discussed below, and the Macquarie Group is our preferred financial adviser.

We also believe that our relationship with the Macquarie Group enables us to take advantage of its expertise and experience in debt financing for infrastructure assets. As the typically strong, stable cash flows of infrastructure assets are usually able to support high levels of debt relative to equity, we believe that the ability of our Manager and the Macquarie Group to source and structure low-cost project and other debt financing provides us with a significant advantage when acquiring assets. We believe that relatively lower costs will help us to maximize returns to shareholders from those assets.

Principal Executive Offices

Our principal executive offices are located at 125 West 55th Street, New York, NY 10019. Our telephone number at that location is (212) 231-1000. You may also obtain additional information about us from our website, www.macquarie.com/mic. Information on our website is not a part of this prospectus.

SELLING STOCKHOLDER

We may register shares of trust stock covered by this prospectus for re-offers and resales by our Manager. Because we are a well-known seasoned issuer, as defined in Rule 405 under the Securities Act, we may add secondary sales of the shares by our Manager by filing a prospectus supplement or term sheet with the SEC. We may register these shares to permit our Manager to resell its shares when it deems appropriate. Our Manager may resell all, a portion or none of its shares at any time and from time to time. Our Manager may also sell, transfer or otherwise dispose of some or all of its shares in transactions exempt from the registration requirements of the Securities Act. We do not know when or in what amounts our Manager may offer shares for sale under this prospectus and any prospectus supplement or term sheet. We will pay all expenses incurred with respect to the registration of the shares owned by our Manager, other than underwriting fees, discounts or commissions, which will be borne by our Manager. We will provide you with a prospectus supplement or term sheet naming our Manager, the amount of shares to be registered and sold and any other terms of the shares being sold by our Manager.

Material Relationships with the Selling Stockholders

The following discussion contains summary information regarding our relationship with our Manager. For a more complete discussion of our relationship with and related party transactions involving various members of the Macquarie Group, please see the section entitled “Certain Relationships and Related Party Transactions” in our revised definitive Proxy Statement, dated April 19, 2006, and our quarterly and current reports which are incorporated by reference into this prospectus.

Our Manager’s Relationship with the Macquarie Group

Our Manager is an indirect wholly owned subsidiary of Macquarie Bank Limited.

Contractual Arrangements

At the closing of our initial public offering, we entered into a management services agreement with our Manager, providing for its management of our day-to-day operations and affairs and oversight of the management teams of our operating businesses. See “Our Manager — Management Services Agreement” for a further discussion of the terms of this agreement.

Our Manager acquired 2,000,000 shares of trust stock from the company concurrently with the closing of our initial public offering with an aggregate purchase price of $50 million, at a purchase price per share equal to the initial public offering price of $25. Pursuant to the terms of the management services agreement, our Manager may sell up to 65% of these shares at any time and may sell the balance at any time from and after December 21, 2007. In addition, our Manager may elect, and has in the past elected, to reinvest all or any portion of its management fees in shares of trust stock at a price based on calculations set forth in the management services agreement.

We entered into a registration rights agreement with our Manager under which we agreed to register (i) 30% of the shares in our Manager’s initial investment, as well as any shares purchased by our Manager upon reinvestment of any of its management fees, at any time upon reasonable request, (ii) a further 35% of the shares in our Manager’s initial investment as soon as reasonably possible following December 21, 2005 and (iii) the balance of the shares in our Manager’s initial investment as soon as reasonably possible following December 21, 2007. In addition, our Manager may also require us to include its shares in future registration statements that we file, subject to cutback at the option of the underwriters of any such offering.

RISK FACTORS

An investment in the shares involves a number of risks. For a discussion of risks related to our business, please see Part I, Item 1A “Risk Factors” of our amended Annual Report on Form 10-K/A for the year ended December 31, 2005, filed with the SEC on October 16, 2006, and Part II, Item 1A “Risk Factors” of our amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2006, all of which are incorporated in this prospectus by reference. You should carefully read and consider the risks described below and elsewhere in this prospectus, as well as those described in the documents we incorporate by reference, before investing in our shares.

Risks Related to Ownership of Our Trust Stock

Future sales of shares may affect the market price of our shares.

We cannot predict what effect, if any, future sales of our shares, or the availability of shares for future sale, will have on the market price of our shares. Sales of substantial amounts of our shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our shares and may make it more difficult for you to sell your shares at a time and price which you deem appropriate.

The market price and marketability of our shares may from time to time be significantly affected by numerous factors beyond our control, which may adversely affect our ability to raise capital through future equity financings.

The market price of our shares may fluctuate significantly. Many factors that are beyond our control may significantly affect the market price and marketability of our shares and may adversely affect our ability to raise capital through equity financings. These factors include the following:

•	price and volume fluctuations in the stock markets generally;

•	significant volatility in the market price and trading volume of securities of registered investment companies, business development companies or companies in our sectors, which may not be related to the operating performance of these companies;

•	fluctuations in interest rates;

•	fluctuations in our earnings caused by marking to market on a quarterly basis our derivative instruments;

•	changes in our earnings or variations in operating results;

•	any shortfall in revenue or net income or any increase in losses from levels expected by securities analysts;

•	changes in regulatory policies or tax law;

•	operating performance of companies comparable to us;

•	general economic trends and other external factors; and

•	loss of a major funding source.

Certain provisions of the management services agreement, the second amended and restated operating agreement of the company, the second amended and restated trust agreement and other agreements make it difficult for third parties to acquire control of the trust and the company and could deprive you of the opportunity to obtain a takeover premium for your shares.

Under the terms of the management services agreement, our Manager must significantly underperform in order for the management services agreement to be terminated. The company’s board of directors cannot remove our Manager unless:

•	our shares underperform a weighted average of two benchmark utilities indices by more than 30% in relative terms and more than 2.5% in absolute terms in 16 out of 20 consecutive quarters prior to and including the most recent full quarter, and the holders of a minimum of 66 2/3% of the outstanding trust stock (excluding any shares of trust stock owned by our Manager or any affiliate of the Manager) vote to remove our Manager;

•	our Manager materially breaches the terms of the management services agreement and such breach continues unremedied for 60 days after notice;

•	our Manager acts with gross negligence, willful misconduct, bad faith or reckless disregard of its duties in carrying out its obligations under the management services agreement, or engages in fraudulent or dishonest acts; or

•	our Manager experiences certain bankruptcy events.

Our Manager’s performance will be measured by the market performance of our shares relative to a weighted average of two benchmark utilities indices, a U.S. utilities index and a European utilities index, weighted in proportion to our U.S. and non-U.S. equity investments. As a result, even if the absolute market performance of our shares does not meet expectations, the company’s board of directors cannot remove our Manager unless the market performance of our shares also significantly underperforms the benchmark. If we were unable to remove our Manager in circumstances where the absolute market performance of our shares does not meet expectations, the market price of our shares could be negatively affected.

In addition to the limited circumstances in which our Manager can be terminated under the terms of the management services agreement, the management services agreement provides that, in circumstances where the trust stock ceases to be listed on a recognized U.S. exchange or on the Nasdaq National Market as a result of the acquisition of trust stock by third parties in an amount that results in the trust stock ceasing to meet the distribution and trading criteria on such exchange or market, the Manager has the option to either propose an alternate fee structure and remain our Manager or resign, terminate the management services agreement upon 30 days’ written notice and be paid a substantial termination fee. The termination fee payable on the Manager’s exercise of its rights to resign as our Manager subsequent to a delisting of our shares could delay or prevent a change in control of the company that may favor our shareholders. Furthermore, where our Manager elects not to resign subsequent to a delisting and unless otherwise approved in writing by our Manager, any proceeds from the sale, lease or exchange of a significant amount of assets must be reinvested in new assets of our company. We will also be prohibited from incurring any new indebtedness or engaging in any transactions with the shareholders of the trust, the company or their respective affiliates without the prior written approval of the Manager. These provisions could also delay or prevent a change in control of the company that may favor our shareholders.

The second amended and restated operating agreement of the company, which we refer to as the LLC agreement, and the second amended and restated trust agreement, which we refer to as the trust agreement, contain a number of provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, control of the trust and the company. These provisions include:

•	restrictions on the company’s ability to enter into certain transactions with our major shareholders, with the exception of our Manager, modeled on the limitation contained in Section 203 of the Delaware General Corporation Law;

•	allowing only the company’s board of directors to fill vacancies, including newly created directorships, and requiring that directors may be removed only for cause and by a shareholder vote of 66 2/3%;

•	requiring that only the company’s chairman or board of directors may call a special meeting of our shareholders;

•	prohibiting shareholders from taking any action by written consent;

•	establishing advance notice requirements for nominations of candidates for election to the company’s board of directors or for proposing matters that can be acted upon by our shareholders at a shareholders’ meeting;

•	having a substantial number of additional shares of authorized but unissued trust stock;

•	providing the company’s board of directors with broad authority to amend the LLC agreement and the trust agreement; and

•	requiring that any person who is the beneficial owner of ten percent or more of our shares to make a number of representations to the City of Chicago in its standard form of Economic Disclosure Statement, or EDS.

In addition, most of the contracts governing our debt arrangements contain change of control provisions that would require repayment or cause a default in the event our Manager or another member of the Macquarie Group ceases to manage the company.

Risks Related to Taxation

Shareholders may be subject to taxation on their share of our taxable income, whether or not they receive cash distributions from us.

Shareholders may be subject to U.S. federal income taxation and, in some cases, state, local, and foreign income taxation on their share of our taxable income, whether or not they receive cash distributions from us. Shareholders may not receive cash distributions equal to their share of our taxable income or even the tax liability that results from that income. In addition, if we invest in the stock of a controlled foreign corporation (or if one of the corporations in which we invest becomes a controlled foreign corporation, an event which we cannot control), we may recognize taxable income, which shareholders will be required to take into account in determining their taxable income, without a corresponding receipt of cash to distribute to them.

If the company fails to satisfy the “qualifying income” exception, all of its income, including income derived from its non-U.S. assets, will be subject to an entity-level tax in the United States, which could result in a material reduction in our shareholders’ cash flow and after-tax return and thus could result in a substantial reduction in the value of the shares.

A publicly traded partnership will not be characterized as a corporation for U.S. federal income tax purposes so long as 90% or more of its gross income for each taxable year constitutes “qualifying income” within the meaning of Section 7704(d) of the Code. We refer to this exception as the qualifying income exception. The company has concluded that it is classified as a partnership for U.S. federal income tax purposes. This conclusion is based upon the fact that: (a) the company has not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; and (b) for each taxable year, the company expects that more than 90% of its gross income is and will be income that constitutes qualifying income within the meaning of Section 7704(d) of the Code. Qualifying income includes dividends, interest and capital gains from the sale or other disposition of stocks and bonds. If the company fails to satisfy the “qualifying income” exception described above, items of income and deduction would not pass through to shareholders and shareholders would be treated for U.S. federal (and certain state and local) income tax purposes as shareholders in a corporation. In such case, the company would be required to pay income tax at regular corporate rates on all of its income, including income derived from its non-U.S. assets. In addition, the company would likely be liable for state and local income and/or franchise taxes on all of such income. Distributions to shareholders would constitute ordinary dividend income taxable to such shareholders to the extent of the company’s earnings and profits, and the payment of these dividends would not be deductible by the company. Taxation of the company as a corporation could result in a material reduction in our shareholders’ cash flow and after-tax return and thus could result in a substantial reduction of the value of the shares.

The current treatment of qualified dividend income and long-term capital gains under current U.S. federal income tax law may be adversely affected, changed or repealed in the future.

Under current law, qualified dividend income and long-term capital gains are taxed to non-corporate investors at a maximum U.S. federal income tax rate of 15%. This tax treatment may be adversely affected, changed or repealed by future changes in tax laws at any time and is currently scheduled to expire for tax years beginning after December 31, 2010.

USE OF PROCEEDS

Unless indicated otherwise in the applicable prospectus supplement or term sheet, we expect to use the net proceeds from our sale of shares of trust stock under this prospectus for general corporate purposes, including, but not limited to, repayment or refinancing of borrowings, working capital, capital expenditures, investments and acquisitions. Unless otherwise set forth in the applicable prospectus supplement or term sheet, we will not receive any proceeds from the sale of shares by our Manager. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the prospectus supplement or term sheet relating to such offering.

OUR MANAGER

Management Services Agreement

The company and its managed subsidiaries appointed Macquarie Infrastructure Management (USA) Inc. as Manager pursuant to the terms of a management services agreement. Under the management services agreement, the company’s direct, wholly owned subsidiaries are referred to as managed subsidiaries. The material elements of the management services agreement are summarized below. The statements that follow are subject to and are qualified in their entirety by reference to all of the provisions of the management services agreement, which is filed as an exhibit to our Current Report on Form 8-K, filed with the SEC on December 27, 2004, as amended by amendment no. 1 to the agreement filed as an exhibit to our amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2006.

Duties of Our Manager

The management services agreement defines our Manager’s duties and responsibilities. Subject to the oversight and supervision of the company’s board of directors, our Manager manages the company’s and the managed subsidiaries’ day-to-day business and affairs. Neither the trust nor the company has any employees. Our Manager has the right to second to the company, on a permanent and wholly dedicated basis, our chief executive officer and chief financial officer. The company’s board of directors elects the seconded chief executive officer and chief financial officer as officers of the company in accordance with the terms of the LLC agreement as amended from time to time, and the operating objectives, policies and restrictions of the company in existence from time to time.

Our Manager agreed to perform the following duties:

•	cause the carrying out of all of the company’s day-to-day management, secretarial, accounting, administrative, liaison, representative, regulatory and reporting functions and obligations and those of its managed subsidiaries and any such obligations of the company with respect to the trust;

•	maintain the company’s and managed subsidiaries’ books and records consistent with industry standards and in compliance with the rules and regulations promulgated under the Securities Act and the Exchange Act and with GAAP;

•	identify, evaluate and recommend, through the company’s officers, acquisitions or investment opportunities from time to time; and, if the company’s board of directors approves any acquisition or investment, negotiate and manage such acquisitions or investments on the company’s behalf; and thereafter manage those acquisitions or investments, as a part of the company’s business under the management services agreement, on behalf of the company and any relevant managed subsidiary. To the extent acquisition or investment opportunities covered by the priority protocol described below are offered to our Manager or to entities that are managed by subsidiaries of Macquarie Bank Limited within the IB Funds division (or any such successor thereto) of the Macquarie Group, our Manager will offer any such acquisition or investment opportunities to the company in accordance with the priority protocol described below unless our chief executive officer notifies our Manager in writing that the acquisition or investment opportunity does not meet the company’s acquisition criteria, as determined by the company’s board of directors from time to time. The company acknowledges and agrees that (i) no Manager affiliate has any obligation to offer any acquisition or investment opportunities covered by the priority protocol described below to our Manager or to the IB Funds division of the Macquarie Group, (ii) any Manager affiliate is permitted to establish further investment vehicles that will seek to invest in infrastructure businesses in the United States, provided that the then-existing rights of the company and the managed subsidiaries pursuant to the management services agreement are preserved, and (iii) in the event that an acquisition or investment opportunity is offered to the company by our Manager and the company determines that it does not wish to pursue the acquisition or investment opportunity in full, any portion of the opportunity which the company does not wish to pursue may be offered to any other person, including a new investment vehicle or any other investment vehicle managed by the Macquarie Group, in the sole discretion of our Manager or any Manager affiliate;

•	attend to all matters necessary to ensure the professional management of any business controlled by the company;

•	identify, evaluate and recommend the sale of all or any part of the business that the company owns from time to time in accordance with the company’s criteria and policies then in effect and, if such proposed sale is approved by the company’s board of directors and the board of directors of any relevant managed subsidiary, negotiate and manage the execution of the sale on the company’s behalf and on behalf of any relevant managed subsidiary;

•	recommend and, if approved by the company’s board of directors, use its reasonable efforts to procure the raising of funds whether by way of debt, equity or otherwise, including the preparation, review, distribution and promotion of any prospectus or offering memorandum in respect thereof, but without any obligation to provide such funds;

•	recommend changes to the company’s LLC agreement and the management services agreement to the company’s board of directors;

•	recommend capital reductions, including repurchases of LLC interests of the company and the corresponding shares of trust stock, to the company’s board of directors;

•	recommend to the company’s board of directors and, as applicable, the boards of directors of the managed subsidiaries the appointment, hiring and dismissal (including all material terms related thereto) of officers, staff and consultants to the company, its managed subsidiaries and any of their subsidiaries, as the case may be;

•	cause the carrying out of maintenance to, or development of, any part of the business or any asset of the company or any managed subsidiary approved by the company’s board of directors;

•	when appropriate, recommend to the company’s board of directors nominees of the company as directors of the managed subsidiaries and any of their subsidiaries or companies in which the company, its managed subsidiaries or any of their subsidiaries has made an investment;

•	recommend to the company’s board of directors the payment of dividends and interim dividends to its members;

•	prepare all necessary budgets for the company for submission to the company’s board of directors for approval;

•	make recommendations to the boards of directors of the company and its managed subsidiaries for the appointment of auditors, accountants, legal counsel and other accounting, financial or legal advisers and technical, commercial, marketing or other independent experts;

•	make recommendations with respect to the exercise of the voting rights to which the company or any managed subsidiary is entitled in respect of its investments;

•	recommend and, subject to approval of the company’s board of directors, provide or procure all necessary technical, business management and other resources for the company’s subsidiaries, including the managed subsidiaries, and any other entities in which the company has made an investment;

•	do all things necessary on its part to enable the company’s and, as applicable, each managed subsidiary’s compliance with:

•	the requirements of applicable law, including the rules and regulations promulgated under the Securities Act or the Exchange Act or the rules, regulations or procedures of any foreign, federal, state or local governmental, judicial, regulatory or administrative authority, agency or commission; and

•	any contractual obligations by which the company or any of its managed subsidiaries is bound;

•	prepare and, subject to approval of the company’s board of directors, arrange to be filed on the company’s behalf with the SEC, any other applicable regulatory body, the NYSE or any other applicable stock exchange or automated quotation system, in a timely manner, all annual, quarterly, current and other reports the company is required to file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act;

•	attend to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of the company or any of its managed subsidiaries subject to approval by the relevant board of directors of the company or any such managed subsidiary;

•	attend to the timely calculation and payment of taxes and the filing of all tax returns by the company and each of its subsidiaries;

•	attend to the opening, closing, operation and management of all company and managed subsidiary bank accounts and accounts held with other financial institutions, including making any deposits and withdrawals reasonably necessary for the management of the company’s and the managed subsidiaries’ day-to-day operations;

•	cause the consolidated financial statements of the company and its subsidiaries for each fiscal year to be prepared and quarterly interim financial statements to be prepared in accordance with applicable accounting principles for review and audit as required by law;

•	recommend the arrangements for the holding and safe custody of the company’s property, including the appointment of custodians or nominees;

•	manage litigation in which the company or any managed subsidiary is sued or commence litigation after consulting with, and subject to the approval of, the board of directors of the company or such managed subsidiary;

•	carry out valuations of any of the company’s assets or the assets of any of its subsidiaries or arrange for such valuation to occur as and when our Manager deems necessary or desirable in connection with the performance of its obligations under the management services agreement, or as otherwise approved by the company’s board of directors;

•	make recommendations in relation to and effect the entry into insurance of the company’s assets, or the assets of any of its managed subsidiaries and their subsidiaries, together with other insurances against other risks, including directors and officers insurance, as our Manager and the board of directors of the company or any managed subsidiary, as applicable, may from time to time agree; and

•	provide all such other services as may from time to time be agreed upon with the company, including any and all accounting and investor relations services (such as the preparation and organization of communications with shareholders and shareholders meetings) and all other duties reasonably related to day-to-day operations of the company and its managed subsidiaries.

In addition, our Manager must:

•	maintain professional indemnity insurance and fraud and other insurance and maintain such coverage as is reasonable having regard to the nature and extent of its obligations under the management services agreement;

•	exercise all due care, loyalty, skill and diligence in carrying out its duties under the management services agreement as required by applicable law;

•	provide the company’s board of directors and/or the compensation committee with all information in relation to the performance of our Manager’s obligations under the management services agreement as the company’s board of directors and/or the compensation committee may request;

•	promptly deposit all amounts payable to the company or the managed subsidiaries, as the case may be, to a bank account held in the company’s name, or in the name of a managed subsidiary, as applicable;

•	ensure that all of the company’s property and that of the managed subsidiaries is clearly identified as such, held separately from property of our Manager and, where applicable, in safe custody;

•	ensure that all of the company’s property and that of the managed subsidiaries (other than money to be deposited to any company or managed subsidiary bank account, as the case may be) is transferred to or otherwise held in the company’s name or in the name of a managed subsidiary, as the case may be, or any nominee or custodian appointed by the company or a managed subsidiary, as the case may be;

•	prepare detailed papers and agendas for scheduled meetings of the board of directors (and all committees thereof) of the company and the managed subsidiaries that, where applicable, contain such information as is reasonably available to our Manager to enable the boards of directors (and any such committees) to base their opinion; and

•	in conjunction with the papers referred to in the bullet point above, prepare or cause to be prepared reports to be considered by the board of directors of the company or the managed subsidiaries (or any applicable committee thereof) in accordance with the company’s internal policies and procedures (1) on any acquisition, investment or sale of any part of the business proposed for consideration by any such board of directors or committee, (2) on the management of the business and (3) otherwise in respect of the performance of our Manager’s obligations under the management services agreement, in each case that the company may require and in such form that the company and our Manager agree upon or as otherwise reasonably requested by any such board of directors (or any applicable committee thereof).

In connection with the performance of its obligations under the management services agreement, our Manager is required to obtain approval of the company’s and any relevant managed subsidiary’s board of directors, in each case in accordance with the company’s internal policy regarding action requiring board approval or as otherwise determined by any such board of directors (or any applicable committee thereof) or the company’s officers.

Board Appointee

Pursuant to the terms of the management services agreement and the LLC agreement, for so long as our Manager or any affiliate of our Manager holds shares of trust stock with an aggregate value of no less than $5 million, based on the per share price of the shares sold in our initial public offering (as adjusted to reflect any subsequent stock splits or similar recapitalizations), our Manager has the right to appoint one director to the company’s board of directors and an alternate for such appointee, and such director, or alternate, if applicable, will serve as the chairman of the board of directors. Our Manager’s appointees on the company’s board of directors are not required to stand for election by our shareholders.

Our Manager’s appointees do not receive any compensation (other than out-of-pocket expenses) and do not have any special voting rights. The appointees of our Manager shall not participate in discussions regarding, or vote on, any related party transaction in which any affiliate of our Manager has an interest. The audit committee of the board of directors is responsible for approving all related party transactions.

Secondment of Our Chief Executive Officer and Chief Financial Officer

Under the management services agreement, our Manager has the right to second to us our chief executive officer and chief financial officer on a permanent and wholly dedicated basis. The company’s board of directors elects the seconded chief executive officer and chief financial officer as officers of the company in accordance with the terms of the LLC agreement. Our Manager and the company’s board of directors agree from time to time to second to the company one or more additional individuals to serve as officers or otherwise of the company. All seconded persons remain employees of, and are remunerated by, our Manager or an affiliate of our Manager. Our Manager also provides on a non-seconded basis and at its own cost other personnel as required to meet its obligations under the management services agreement.

Our Manager or an affiliate of our Manager determines and pays the compensation of the chief executive officer and chief financial officer with input from the company’s board of directors. In establishing the remuneration for the chief executive officer and chief financial officer, our Manager or an affiliate of our Manager will take into account the following considerations: the standard remuneration guidelines as adopted by our Manager or an affiliate of our Manager from time to time; assessment by our Manager or an affiliate of our Manager of the respective individual’s performance, our Manager’s performance and the company’s and its subsidiaries’ performance, financial or otherwise; and assessment by the company’s board of directors of the respective individual’s performance and the performance of our Manager.

After consultation with our Manager, the company’s board of directors may at any time request that our Manager replace any individual seconded to the company, and our Manager will, as promptly as practicable, replace such individual.

The company provides any individuals seconded to the company with adequate indemnities and maintains directors and officers insurance in support of the indemnities. Our Manager is required to reduce our management fees by the amount of any fees that any individual seconded to the company or any staff member or employee of our Manager or its affiliates receives as compensation for serving as a director on the boards of directors of the company, any of the company’s subsidiaries or any company in which the company or its subsidiaries has made an investment.

Expenses of the Company

The company and the managed subsidiaries have agreed jointly and severally to pay, or indemnify and reimburse if incurred by our Manager on the company’s behalf, all costs incurred by our Manager in relation to the proper performance of our Manager’s powers and duties under the management services agreement or in relation to the administration or management of the company, which include, but are not limited to, costs incurred with respect to:

•	the performance by our Manager of its obligations under the management services agreement;

•	all fees required to be paid to the SEC;

•	the acquisition, disposition, insurance, custody and any other transaction in connection with assets of the company or any managed subsidiary and any proposed acquisition, disposition or other transaction in connection with an investment, provided that no reimbursement will be made except for costs that have been authorized by the company and the relevant managed subsidiary;

•	the administration or management of the company, the managed subsidiaries and the business;

•	financing arrangements on behalf of the company or any managed subsidiary or guarantees in connection with the company or any managed subsidiary, including hedging costs;

•	stock exchange listing fees;

•	underwriting of any offer and sale of trust stock, including underwriting fees, handling fees, costs and expenses, amounts payable under indemnification or reimbursement provisions in the underwriting agreement and any amounts becoming payable in respect of any breach (other than for negligence, fraud or breach of duty) by our Manager of its obligations, representations or warranties (if any) under any such underwriting agreement;

•	convening and holding meetings of holders of trust stock, members or shareholders, as the case may be;

•	taxes incurred by our Manager on behalf of the company or any subsidiary (including any amount charged by a supplier of goods or services or both to our Manager by way of or as a reimbursement for value added taxes) and financial institution fees;

•	engagement of agents, valuers, contractors and advisers, whether or not associates of our Manager;

•	engagement of accountants for the preparation and/or audit of financial information, financial statements and tax returns of the company and the managed subsidiaries;

•	termination of the management services agreement and the retirement or removal of our Manager and the appointment of a replacement;

•	any court proceedings, arbitration or other dispute concerning the company or any of the managed subsidiaries, including proceedings against our Manager, except to the extent that our Manager is found by a court to have acted with gross negligence, willful misconduct, bad faith or reckless disregard of its duties or engaged in fraudulent or dishonest acts;

•	advertising, investor relations and promotion of the company; and

•	complying with any other applicable law or regulation.

Termination of Management Services Agreement

The company’s board of directors may terminate the management services agreement and our Manager’s appointment only if:

•	our shares underperform a weighted average of two benchmark utilities indices by more than 30% in relative terms and more than 2.5% in absolute terms in 16 out of 20 consecutive quarters prior to and including the most recent full quarter, and the holders of a minimum of 66 2/3% of trust stock (excluding any shares of trust stock owned by our Manager or any Manager affiliate) vote to remove our Manager (see example of quarterly performance test calculation below); or

•	our Manager materially breaches the terms of the management services agreement and such breach continues unremedied for 60 days after notice; or

•	our Manager acts with gross negligence, willful misconduct, bad faith or reckless disregard of its duties in carrying out its obligations under the management services agreement or engages in fraudulent or dishonest acts; or

•	our Manager experiences certain bankruptcy events.

The management services agreement permits our Manager to resign and terminate the management services agreement at any time with 90 days’ written notice to the company, and this right is not contingent upon our finding a replacement. Australian banking regulations that govern the operations of Macquarie Bank Limited and all of its subsidiaries, including our Manager, require that subsidiaries of Australian banks providing management services have these resignation rights. If our Manager resigns, it is under no obligation to find a replacement before resigning. However, if our Manager resigns, until the date on which the resignation becomes effective, it will, upon request of the company’s board of directors, use reasonable efforts to assist the company’s board of directors to find replacement management.

If at any time the trust stock ceases to be listed on a recognized U.S. exchange or on the Nasdaq National Market as a result of the acquisition of trust stock by third parties in an amount that results in the trust stock ceasing to meet the distribution and trading criteria of such exchange or market, then:

(i) unless otherwise approved in writing by our Manager:

(A) any proceeds from the sale, lease or exchange of the assets of the company or any of its subsidiaries, subsequent to the delisting of the trust stock, in one or more transactions, which in aggregate exceed 15% of the value of the trust (as calculated by multiplying the price per share of trust stock stated in clause (i) of the definition of “Termination Fee” below by the aggregate number of shares of trust stock issued and outstanding, other than treasury shares, on the date the trust stock ceases to be listed), shall be reinvested in new assets of the company (other than cash or cash equivalents) within six months of the date on which the aggregate proceeds from such transaction or transactions exceed 15% of the value of the trust;

(B) neither the company nor any of its subsidiaries shall incur any new indebtedness or engage in any transactions with the shareholders of the trust, the company or affiliates of shareholders of the trust or the company; and

(C) the Macquarie Group shall no longer have any obligation to provide investment opportunities to the company pursuant to the priority protocol described below;

(ii) our Manager shall as soon as practicable provide a proposal for an alternate method to calculate fees to act as Manager on substantially similar terms as set forth in the management services agreement to the company’s board of directors for approval, which approval shall not be unreasonably withheld or delayed; or

(iii) our Manager may elect to resign and terminate the management services agreement upon 30 days’ written notice to the company and be paid the Termination Fee within 45 days of such notice.

Where:

“Termination Fee” means the amount calculated as follows: the sum of (i) all accrued and unpaid base management fees and performance fees for the period from the previous applicable fiscal quarter end date to the date our trust stock ceased to be listed, using the volume weighted average price per share of trust stock, paid by an acquiror in the transaction or series of transactions that led to the delisting of the trust stock to calculate such fees, plus (ii) (a) if the price per share of trust stock stated in (i) above multiplied by the aggregate number of shares of trust stock issued and outstanding, other than treasury shares, on the date the trust stock ceased to be listed is less than or equal to $500 million, 10% of such value, or (b) if the price per share of trust stock stated in (i) above multiplied by the aggregate number of shares of trust stock issued and outstanding, other than treasury shares, on the date the trust stock ceased to be listed is greater than $500 million, $50 million plus 1.5% of such value in excess of $500 million.

Upon the resignation of our Manager and the termination of the management services agreement, or within 30 days of a delisting of our shares of trust stock, unless otherwise approved in writing by our Manager, the trust, the company and its subsidiaries will cease using the Macquarie brand entirely, including changing their names to remove any reference to “Macquarie.” Similarly, if our Manager’s appointment is terminated by the company, the trust, the company and its subsidiaries will cease using the Macquarie brand within 30 days of termination.

Set out below is an example of the quarterly calculation of Manager performance that will be performed pursuant to the terms of the management services agreement. The results of the calculations are rounded for use in the example below; however, no rounding is applied under the terms of the management services agreement.

Manager Performance Test Example

Assumptions

B1	=	Average closing of the company accumulation index over the last 15 trading days of the previous fiscal quarter	1.00
C1	=	Average closing of the company accumulation index over the last 15 trading days of the current fiscal quarter	1.10
J1	=	U.S. net equity value on the last business day of the previous fiscal quarter	75%
K1	=	Average closing of the MSCI U.S. IMI/Utilities Index over the last 15 trading days of the previous fiscal quarter	1.02
L1	=	Average closing of the MSCI U.S. IMI/Utilities Index over the last 15 trading days of the current fiscal quarter	1.06
N1	=	Foreign net equity value on the last business day of the previous fiscal quarter	25%
P1	=	Average closing of the MSCI Europe Utilities Index (in U.S. dollars) over the last 15 trading days of the previous fiscal quarter	1.00
Q1	=	Average closing of the MSCI Europe Utilities Index (in U.S. dollars) over the last 15 trading days of the current fiscal quarter	1.04

(1)  Calculation of performance test return for the period

Performance test return for the period
          = (C1 − B1)/B1
          = (1.1 − 1)/1
          = 10%

This is the total return on the shares of trust stock for the fiscal quarter.

(2)  Calculation of performance test benchmark return for the period

Weighted average percentage change in MSCI U.S. IMI/Utilities Index over the period
          = J1 × (L1 − K1)/K1
          = 75% × (1.06 − 1.02)/1.02
          = 2.94%
          = Y1

Weighted average percentage change in MSCI Europe Utilities Index over the period
          = N1 × (Q1 − P1)/P1
          = 25% × (1.04 − 1)/1
          = 1%
          = Z1

Performance test benchmark return for the period
          = Y1 + Z1
          = 2.94% + 1%
          = 3.94%

This is the total return on the benchmark for the fiscal quarter against which our Manager’s performance is assessed.

For our Manager to fail the performance test for the fiscal quarter, the performance test return for the period must be less than:
          (A) 3.94% − 2.5%
          = 1.44%

and
          (B) 70% of 3.94%
          = 2.76%

As the performance test return is greater than (A) (the performance test benchmark return minus 2.5% in absolute terms) and (B) (the performance test benchmark return minus 30% in relative terms), our Manager passed the test for the fiscal quarter in the example above. Subject to a shareholder vote, we can remove our Manager if it fails to pass the performance test illustrated above in 16 out of 20 consecutive fiscal quarters.

Our Manager’s Investment and Registration Rights

Concurrently with the closing of our initial public offering on December 21, 2004, our Manager acquired 2,000,000 shares of trust stock with an aggregate purchase price of $50 million, at a purchase price per share equal to the initial public offering price, which we refer to as the initial investment. Pursuant to the terms of the management services agreement, our Manager may sell up to 65% of these shares at any time and may sell the balance at any time from and after December 21, 2007, the third anniversary of the closing of our initial public offering.

On December 21, 2004, in connection with the closing of our initial public offering, we entered into a registration rights agreement with our Manager under which we agreed to register (i) 30% of the shares in our Manager’s initial investment, as well as any shares purchased by our Manager upon reinvestment of any of its management fees, at any time upon reasonable request, (ii) a further 35% of the shares in our Manager’s initial investment as soon as reasonably possible following December 21, 2005 and (iii) the balance of the shares in our Manager’s initial investment as soon as reasonably possible following December 21, 2007. In addition, our Manager may also require us to include its shares in future registration statements that we file, subject to cutback at the option of the underwriters of any such offering. Shares sold pursuant to any of these registration statements will be freely tradable in the public market without restriction.

Acquisition Opportunities

Our Manager has exclusive responsibility for reviewing and making recommendations to the company’s board of directors with respect to acquisition opportunities and dispositions. In the event that an opportunity is not originated by our Manager, the company’s board of directors must seek a recommendation from our Manager prior to making a decision concerning any acquisition or disposition.

Our Manager and its affiliates will refer to the company’s board of directors any acquisition opportunities in accordance with the U.S. acquisition priorities below that are made available by any source to the IB Funds division of the Macquarie Group unless our chief executive officer determines that such opportunity does not meet our acquisition criteria adopted by the company’s board of directors.

U.S. Acquisition Priorities

The company has first priority ahead of all current and future entities managed by our Manager or by members of the Macquarie Group within the IB Funds division in each of the following infrastructure acquisition opportunities that are within the United States:

Sector

Airport fixed base operations
District energy
Airport parking
Regulated Assets (including, but not limited to, electricity and gas transmission and distribution and water services)
User pays assets, contracted assets, and regulated assets (as defined below) that represent an investment of greater than AUD 40 million, subject to the following qualifications:
Roads	The company has second priority after Macquarie Infrastructure Group, any successor thereto or spin-off managed entity thereof or any one managed entity, or a MIG Transferee, to which Macquarie Infrastructure Group has transferred a substantial interest in its U.S. Assets; provided that, in the case of such MIG Transferee, both Macquarie Infrastructure Group and such entity are co-investing in the proposed investment.
Airport ownership	The company has second priority after Macquarie Airports (consisting of Macquarie Airports Group (MAG) and Macquarie Airports (MAp)), any successor thereto or spin-off managed entity thereof or any one managed entity, or a MAp Transferee, to which Macquarie Airports has transferred a substantial interest in its U.S. Assets; provided that, in the case of such MAp Transferee, both Macquarie Airports and such entity are co-investing in the proposed investment.
Communications	The company has second priority after Macquarie Communications Infrastructure Group, any successor thereto or spin-off managed entity thereof or any one managed entity, or a MCG Transferee, to which Macquarie Communications Infrastructure Group has transferred a substantial interest in its U.S. Assets; provided that, in the case of such MCG Transferee, both Macquarie Communications Infrastructure Group and such entity are co-investing in the proposed investment.
Regulated assets (including, but not limited to, electricity and gas transmission and distribution and water services):	The company has second priority after Macquarie Essential Assets Partnership (MEAP) until such time as MEAP has invested a further CAD 45 million in the United States. Thereafter, the company will have first priority.

User pays assets means businesses that are transportation-related and derive a majority of their revenues from a per use fee or charge.

Contracted assets means businesses that derive a majority of their revenues from long-term contracts with other businesses or governments.

Regulated assets means businesses that are the sole or predominant providers of at least one essential service in their service areas and where the level of revenue earned or charges imposed are regulated by government entities.

The company has first priority ahead of all current and future entities managed by our Manager or any Manager affiliate in all investment opportunities originated by a party other than our Manager or any Manager affiliate where such party offers the opportunity exclusively to the company and not to any other entity managed by our Manager or any Manager affiliate within the IB Funds division of the Macquarie Group.

Fees

The company and the managed subsidiaries will compensate our Manager for managing our operations through base management fees and performance fees, which are described below.

The company and the managed subsidiaries will pay our Manager a base management fee each fiscal quarter for services provided in the amount of (i) 0.375% per fiscal quarter of net investment value up to $500 million, (ii) $1.875 million per fiscal quarter plus 0.3125% per fiscal quarter of net investment value over $500 million and up to $1.5 billion, or (iii) $5 million per fiscal quarter plus 0.25% per fiscal quarter of net investment value over $1.5 billion, in each case adjusted on a pro rata basis if the fiscal quarter in respect of which the calculation is made is the fiscal quarter commencing on the date of the closing of this offering, less:

(A) the amount of any fees paid by the company or any of its subsidiaries during the fiscal quarter to any individuals seconded to the company or to any officer, director, staff member or employee of our Manager or its affiliates, received as compensation for serving as a director on the boards of directors of the company, any of the company’s subsidiaries or any company in which the company or its subsidiaries has invested, excluding amounts paid as reimbursement for expenses, in each case to the extent such fees are not subsequently paid to the company or any of its subsidiaries; less

(B) the amount of any management fees other than performance-based management fees payable to our Manager or its affiliates for that fiscal quarter (adjusted, to the extent required, on a pro rata basis if the fiscal quarter in respect of which the calculation is made is the fiscal quarter commencing on the date of the closing of this offering) in relation to its management of an investment vehicle in which the company has invested (calculated in U.S. dollars using the applicable exchange rate on the last business day of such fiscal quarter) multiplied by the company’s percentage ownership in the investment vehicle on the last business day of the fiscal quarter; provided that, to the extent that such management fee accrues over a period in excess of any fiscal quarter, such management fee for any fiscal quarter will be estimated by our Manager and will be adjusted to actual in the fiscal quarter such fee becomes available; and less

(C) all base management fees previously earned in any fiscal quarter in relation to any future investment if it is determined conclusively during the relevant fiscal quarter that such future investment will not be completed.

For purposes of calculating the base management fees under the management services agreement, net investment value is calculated as follows:

•	the volume-weighted average market capitalization of the trust over the last 15 trading days of the quarter, or for the period beginning on the closing date of this offering, such fewer number of trading days from and including the first day of trading for the trust stock to and including the last day of the quarter (based on the volume-weighted average trading prices and average number of outstanding shares of trust stock); plus

•	the amount of debt with recourse to the company or to its managed subsidiaries excluding any debt incurred on behalf of any subsidiary of a managed subsidiary; plus

•	the value of firm commitments for future investments, provided such firm commitments have not been outstanding for more than two consecutive fiscal quarters; and less

•	cash and cash equivalents held by the company and its managed subsidiaries, excluding amounts held for the benefit of any subsidiary of a managed subsidiary.

The company will pay performance fees to our Manager based on the total returns to shareholders, as measured by the return on the company accumulation index, relative to those of a benchmark. The benchmark is comprised of a weighted average of the MSCI U.S. IMI/Utilities Index and the MSCI Europe Utilities Index (in U.S. dollars), both calculated on a total return basis. The weightings used in the calculation of the benchmark will be adjusted quarterly in advance to reflect the fair values in U.S. dollars of our U.S. and non-U.S. businesses and investments. In the event that a more suitable benchmark becomes available, the benchmark may be changed as agreed upon by the company and our Manager.

Performance fees are calculated and payable quarterly in arrears in the amount of 20% of outperformance of the company accumulation index over the benchmark. Performance fees are payable only if there is a positive total return in the company accumulation index for the relevant quarter. If there is a negative total return in the company accumulation index but the company accumulation index outperforms the benchmark, such outperformance is carried forward and included in the calculation of performance fees in the subsequent period. Any underperformance of the company accumulation index relative to the benchmark is also carried forward and included in the calculation of performance fees in the subsequent period.

In the event of an offering by the trust greater than or equal to 15% of the total number of shares of trust stock issued and outstanding (excluding any issuance of shares of trust stock to the Manager upon reinvestment of management fees or in relation to any dividend reinvestment plan or employee or director benefit plan), the performance fee calculated in the fiscal quarter in which the offering occurs will be adjusted to reflect the performance of the price of such newly issued shares relative to the performance of the benchmark for the period from the date of such offering to the end of the relevant fiscal quarter.

Base management fees and performance fees are due at the end of the relevant fiscal quarter and are payable in cash by the company and the managed subsidiaries. Our Manager may elect to reinvest all or any portion of its fees in shares of trust stock. If our Manager elects to reinvest its fees in shares of trust stock, the price of the shares will be based on the volume-weighted average trading price of our outstanding shares over the 15 trading days beginning on the trading day immediately following the record date for the payment of dividends relating to the most recent fiscal quarter or, otherwise, on the third trading day following an earnings release relating to such fiscal quarter. The company will, and will cause the trust to, at all times have reserved a sufficient number of LLC interests and shares of trust stock, respectively, to enable our Manager to invest all reasonably foreseeable fees receivable in shares of trust stock.

By way of illustration, the tables below provide an example of a quarterly base management fee calculation and three examples of quarterly performance fee calculations. The results of the calculations are rounded for use in the examples below; however, no rounding is applied under the terms of the management services agreement. The performance fee examples also assume that there have been no adjustments required to reflect offerings equal to or greater than 15% of the total number of shares of trust stock issued and outstanding during the fiscal quarter.

Base Management Fee Example

Assumptions

A1	=	Average number of shares of trust stock issued and outstanding over the last 15 trading days of the fiscal quarter	25,000,000
A2	=	Volume-weighted average trading price per share of trust stock over the last 15 trading days of the fiscal quarter	$20
A	=	Market value of the trust stock (A) = (A1) (A2)	$500,000,000
B	=	External borrowings of the company and the managed subsidiaries at the end of the fiscal quarter not on behalf of a subsidiary of a managed subsidiary	$100,000,000
C	=	Future investments as at the end of the fiscal quarter	Nil
D	=	Cash balances of the company and the managed subsidiaries at the end of the fiscal quarter excluding amounts held on behalf of any subsidiary of a managed subsidiary	$20,000,000
E	=	Non-performance-based management fees earned by an affiliate of the Manager from the management of a Macquarie Group managed investment vehicle in which the company has an investment	$1,000,000
F	=	The company’s percentage ownership in the Macquarie Group managed investment vehicle on the last day of the fiscal quarter	15%
G	=	Unreimbursed fees paid to secondees or employees of the Manager	Nil
H	=	Base management fees previously earned by the Manager on future investments not completed	Nil

The net investment value for the fiscal quarter is calculated as follows:
          = A + B + C − D
          = $500,000,000 + $100,000,000 + $0 − $20,000,000
          = $580,000,000

The base management fee for the fiscal quarter is calculated as follows:
          = (applicable rate × net investment value) − (E × F) − G − H
          = $1,875,000 + (0.3125% × ($580,000,000 − $500,000,000)) − ($1,000,000 × 15%) − 0 − 0
          = $1,875,000 + $250,000 − $150,000 − 0 − 0
          = $1,975,000

Performance Fee Example 1 — Outperformance and Performance Fee Paid

Assumptions

A1/X1	=	Average market capitalization of the trust over the last 15 trading days of the previous fiscal quarter	$500,000,000
B1	=	Average closing of the company accumulation index over the last 15 trading days of the previous fiscal quarter	1.00
C1	=	Average closing of the company accumulation index over the last 15 trading days of the current fiscal quarter	1.05
J1	=	U.S. net equity value on the last business day of the previous fiscal quarter	65%
K1	=	Average closing of the MSCI U.S. IMI/Utilities Index over the last 15 trading days of the previous fiscal quarter	1.00
L1	=	Average closing of the MSCI U.S. IMI/Utilities Index over the last 15 trading days of the current fiscal quarter	1.02
N1	=	Foreign net equity value on the last business day of the previous fiscal quarter	35%
P1	=	Average closing of the MSCI Europe Utilities Index (in U.S. dollars) over the last 15 trading days of the previous fiscal quarter	1.00
Q1	=	Average closing of the MSCI Europe Utilities Index (in U.S. dollars) over the last 15 trading days of the current fiscal quarter	1.03
D	=	“Deficit” carried forward from the previous period	Nil
S	=	“Surplus” carried forward from the previous period	Nil

The performance fee is 20% of the return for the period above the benchmark return for that period, after allowing for any “deficit” or “surplus” carried forward from previous periods.

(1)  Calculation of return for the period

Return for the period:
          = A1 × (C1 − B1)/B1
          = $500,000,000 × (1.05 − 1)/1
          = $25,000,000

Return for the period after allowing for any surplus carried forward:
          = Return for the period + S
          = $25,000,000 + $0
          = $25,000,000

(2)  Calculation of benchmark return for the period

Weighted average percentage change in MSCI U.S. IMI/Utilities Index over the period:
          = J1 × (L1 − K1)/K1
          = 65% × (1.02 − 1)/1
          = 1.3%
          = Y1

Weighted average percentage change in MSCI Europe Utilities Index (in U.S. dollars) over the period:
          = N1 × (Q1 − P1)/P1
          = 35% × (1.03 − 1)/1
          = 1.05%
          = Z1

Benchmark return for the period:
          = X1 × (Y1 + Z1)
          = $500,000,000 × (1.3% + 1.05%)
          = $11,750,000

Benchmark return for the period after allowing for deficit carried forward:
          = Benchmark return for the period + D
          = $11,750,000 + $0
          = $11,750,000

Performance fee for the period:
          = 20% × (return − benchmark return)
          = 20% × ($25,000,000 − $11,750,000)
          = 20% × ($13,250,000)
          = $2,650,000

As the return for the fiscal quarter is greater than the benchmark return for the fiscal quarter, a performance fee is payable in respect of the period to the order of $2,650,000.

Deficit carried forward to next period:
          = $0

Performance Fee Example 2 — Underperformance and Deficit Carried Forward

Assumptions

A1/X1	=	Average market capitalization of the trust over the last 15 trading days of the previous fiscal quarter	$500,000,000
B1	=	Average closing of the company accumulation index over the last 15 trading days of the previous fiscal quarter	1.05
C1	=	Average closing of the company accumulation index over the last 15 trading days of the current fiscal quarter	1.02
J1	=	U.S. net equity value on the last business day of the previous fiscal quarter	70%
K1	=	Average closing of the MSCI U.S. IMI/Utilities Index over the last 15 trading days of the previous fiscal quarter	1.02
L1	=	Average closing of the MSCI U.S. IMI/Utilities Index over the last 15 trading days of the current fiscal quarter	1.05
N1	=	Foreign net equity value on the last business day of the previous fiscal quarter	30%
P1	=	Average closing of the MSCI Europe Utilities Index (in U.S. dollars) over the last 15 trading days of the previous fiscal quarter	1.03
Q1	=	Average closing of the MSCI Europe Utilities Index (in U.S. dollars) over the last 15 trading days of the current fiscal quarter	1.06
D	=	“Deficit” carried forward from the previous period	Nil
S	=	“Surplus” carried forward from the previous period	Nil

The performance fee is 20% of the return for the period above the benchmark return for that period, after allowing for any “deficit” or “surplus” carried forward from previous periods.

(1)  Calculation of return for the period

Return for the period:
          = A1 × (C1 − B1)/B1
          = $500,000,000 × (1.02 − 1.05)/1.05
          = $−14,285,714

Return for the period after allowing for any surplus carried forward:
          = Return for the period + S
          = $−14,285,714 + $0
          = $−14,285,714

(2)  Calculation of benchmark return for the period

Weighted average percentage change in MSCI U.S. IMI/Utilities Index over the period:
          = J1 × (L1 − K1)/K1
          = 70% × (1.05 − 1.02)/1.02
          = 2.06%
          = Y1

Weighted average percentage change in MSCI Europe Utilities Index (in U.S. dollars) over the period:
          = N1 × (Q1 − P1)/P1
          = 30% × (1.06 − 1.03)/1.03
          = 0.87%
          = Z1

Benchmark return for the period:
          = X1 × (Y1 + Z1)
          = $500,000,000 × (2.06% + 0.87%)
          = $14,650,000

Benchmark return for the period after allowing for deficit carried forward:
          = Benchmark return for the period + D
          = $14,650,000 + $0
          = $14,650,000

Performance fee for the period:
          = 20% × (return 7 − benchmark return)
          = 20% × (−$14,285,714 − $14,650,000)
          = $0 since return < benchmark return

As the return for the fiscal quarter is less than the benchmark return for the fiscal quarter, no performance fee is payable in respect of the period and a deficit is carried forward.

Deficit carried forward to next period:
          = $14,650,000 − −$14,285,714
          = $28,935,714

Performance Fee Example 3 — Outperformance and Performance Fee Paid After Recovery of Carried Forward Deficit

Assumptions

A1/X1	=	Average market capitalization of the trust over the last 15 trading days of the previous fiscal quarter	$500,000,000
B1	=	Average closing of the company accumulation index over the last 15 trading days of the previous fiscal quarter	1.02
C1	=	Average closing of the company accumulation index over the last 15 trading days of the current fiscal quarter	1.10
J1	=	U.S. net equity value on the last business day of the previous fiscal quarter	75%
K1	=	Average closing of the MSCI U.S. IMI/Utilities Index over the last 15 trading days of the previous fiscal quarter	1.05
L1	=	Average closing of the MSCI U.S. IMI/Utilities Index over the last 15 trading days of the current fiscal quarter	1.06
N1	=	Foreign net equity value on the last business day of the previous fiscal quarter	25%
P1	=	Average closing of the MSCI Europe Utilities Index (in U.S. dollars) over the last 15 trading days of the previous fiscal quarter	1.06
Q1	=	Average closing of the MSCI Europe Utilities Index (in U.S. dollars) over the last 15 trading days of the current fiscal quarter	1.04
D	=	“Deficit” carried forward from the previous period	$28,935,714
S	=	“Surplus” carried forward from the previous period	Nil

The performance fee is 20% of the return for the period above the benchmark return for that period, after allowing for any “deficit” or “surplus” carried forward from previous periods.

(1)  Calculation of return for the period

Return for the period:
          = A1 × (C1 − B1)/B1
          = $500,000,000 × (1.1 − 1.02)/1.02
          = $39,215,686

Return for the period after allowing for any surplus carried forward:
          = Return for the period + S
          = $39,215,686 + $0
          = $39,215,686

(2)  Calculation of benchmark return for the period

Weighted average percentage change in MSCI U.S. IMI/Utilities Index over the period:
          = J1 × (L1 − K1)/K1
          = 75% × (1.06 − 1.05)/1.05
          = 0.71%
          = Y1

Weighted average percentage change in MSCI Europe Utilities Index (in U.S. dollars) over the period:
          = N1 × (Q1 − P1)/P1
          = 25% × (1.04 − 1.06)/1.06
          = −0.47%
          = Z1

Benchmark return for the period:
          = X1 × (Y1 + Z1)
          = $500,000,000 × (0.71% − 0.47%)
          = $1,200,000

Benchmark return for the period after allowing for deficit carried forward:
          = Benchmark return for the period + D
          = $1,200,000 + $28,935,714
          = $30,135,714

Performance fee for the period:
          = 20% × (return − benchmark return)
          = 20% × ($39,215,686 − $30,135,714)
          = 20% × ($9,079,972)
          = $1,815,994

As the return for the fiscal quarter is greater than the benchmark return for the fiscal quarter after allowing for recovery of the deficit carried forward from prior periods, a performance fee is payable in respect of the period to the order of $1,815,994.

Deficit carried forward to next period:
          = $0

DESCRIPTION OF SHARES

General

The following is a summary of the material terms of the shares representing beneficial interests in Macquarie Infrastructure Company Trust, which we refer to as the trust stock, and the limited liability company interests of Macquarie Infrastructure Company LLC, which we refer to as the LLC interests. The trust agreement and the LLC agreement provide for the issuance of the trust stock and LLC interests, respectively, and the distributions on and voting rights of the trust stock and the LLC interests, respectively. The following description is subject to the provisions of the Delaware Statutory Trust Act and the Delaware Limited Liability Company Act. Certain provisions of the LLC agreement and the trust agreement are intended to be consistent with the Delaware General Corporation Law, and the powers of the company, the governance processes and the rights of the trust as the holder of the LLC interests and the shareholders of the trust are generally intended to be similar in many respects to those of a Delaware corporation. In some instances, this summary refers to specific differences between the rights of holders of trust stock or LLC interests, on the one hand, and the rights of shareholders of a Delaware corporation, on the other hand. Similarly, in some instances this summary refers to specific differences between the attributes of shares of trust stock or LLC interests, on the one hand, and shares of stock of a Delaware corporation, on the other hand. The statements that follow are subject to and are qualified in their entirety by reference to all of the provisions of each of the trust agreement and the LLC agreement, which will govern your rights as a holder of the trust stock and the trust’s rights as a holder of LLC interests, each of which is filed as an exhibit to our Current Report on Form 8-K, filed with the SEC on September 7, 2005.

Authorized Trust Stock

Each share of trust stock represents one beneficial interest in the trust and each share of trust stock corresponds to one underlying LLC interest of the company owned by the trust. Unless the trust is dissolved, it must remain the sole holder of 100% of the LLC interests and at all times the company will have outstanding the identical number of LLC interests as the number of outstanding shares of trust stock. The trust is authorized to issue 500,000,000 shares of trust stock and the company is authorized to issue a corresponding number of LLC interests. Currently, the trust has 27,212,165 shares outstanding, and the company will have an equal number of corresponding LLC interests outstanding. The trust cannot issue any other class of trust stock, and the company does not intend to issue any other class of LLC interests. All shares and LLC interests will be fully paid and nonassessable upon payment therefor.

Dividends

The company, acting through its board of directors, declares and pays dividends on the LLC interests to the trust as the sole holder of those interests. Upon receipt of any dividends declared and paid by the company, the trust is required, pursuant to the terms of the trust agreement, to distribute the whole amount of those dividends in cash to its shareholders, in proportion to their percentage ownership of the trust, as they appear on the share register on the related record date. The board of directors may, in its sole discretion and at any time, declare and pay dividends of the company and make and pay distributions from the net cash flow to the holders of its LLC interests. “Net cash flow,” for any period, is defined as the gross cash proceeds of the company for such period less the portion thereof used to pay or establish reserves for company expenses, debt payments, capital improvements, replacements and contingencies, all as determined by the board of directors of the company. Net cash flow will not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but will be increased by any reductions of reserves discussed in the prior sentence.

Voting Rights

Each outstanding share of trust stock is entitled to one vote for each share on any matter with respect to which the trust, as sole member of the company, is entitled to vote, as provided in the LLC agreement and as detailed below. Pursuant to the terms of the LLC agreement and the trust agreement, unless the trust is dissolved, it must remain the sole holder of the LLC interests and, with respect to those matters subject to vote by the members of the company, the company will act at the direction of the trust. The company, as sponsor of the trust, will provide to the trust, for transmittal to shareholders of the trust, the appropriate form of proxy to enable shareholders of the trust to direct, in proportion to their percentage ownership of trust stock, the trust’s vote. The trust will vote its LLC interests in the same proportion as the vote of holders of the trust stock. For the purposes of this summary, the voting rights of members of the company that effectively will be exercised by the shareholders of the trust by proxy will be referred to as the voting rights of the holders of the trust stock.

The LLC agreement provides that the members are entitled, at the annual meeting of members of the company, to vote for the election of all of the directors other than the director appointed by our Manager. Because neither the trust agreement nor the LLC agreement provides for cumulative voting rights, the holders of a plurality of the voting power of the then outstanding shares of the trust, the company’s sole member, represented at a meeting will effectively be able to elect all the directors of the company standing for election.

Right to Bring a Derivative Action and Enforcement of the Provisions of the LLC Agreement by Holders of the Trust Stock

The LLC agreement and the trust agreement both provide that a holder of trust stock has the right to directly institute a legal proceeding against the company to enforce the provisions of the LLC agreement. In addition, the LLC agreement and the trust agreement provide that holders of ten percent or more of the outstanding shares of trust stock have the right to cause the trust to bring a derivative action in the right of the company under Section 18-1001 of the Delaware Limited Liability Company Act.

Acquisition Exchange and Optional Purchase

The LLC agreement and the trust agreement provide that, if at any time more than 90% of the then outstanding shares of trust stock are held by one person, whom we refer to as the acquirer, such acquirer has the right to cause the trust, acting at the direction of the company’s board of directors, to mandatorily exchange all shares of trust stock then outstanding for an equal number of LLC interests, which we refer to as an acquisition exchange, and dissolve the trust. The company, as sponsor of the trust, will cause the transfer agent of the trust stock to mail a copy of notice of such exchange to the shareholders of the trust at least 30 days prior to the exchange of shares of trust stock for LLC interests. Upon the completion of such acquisition exchange, each holder of shares of trust stock immediately prior to the completion of the acquisition exchange will be admitted to the company as a member in respect of an equal number of LLC interests and the trust will cease to be a member of the company.

Following the exchange, the LLC agreement provides that the acquirer has the right to purchase from the other members for cash all, but not less than all, of the outstanding LLC interests that the acquirer does not own. The acquirer can exercise its right to effect such purchase by delivering notice to the company of its election to make the purchase not less than 60 days prior to the date which it selects for the purchase. The company will use reasonable efforts to cause the transfer agent to mail the notice of the purchase to the record holders of the LLC interests at least 30 days prior to purchase.

Upon the acquirer’s exercise of its purchase right, the LLC agreement provides that members other than the acquirer shall be required to sell all, but not less than all, of their outstanding LLC interests at the offer price. The offer price will be equal to the average closing price (as described below) per share of trust stock or LLC interest, as applicable, on the 20 trading days immediately prior to, but not including, the date of the acquisition exchange. While this provision of the LLC agreement provides for a fair price requirement, the LLC agreement does not provide members with appraisal rights that shareholders of a Delaware corporation would be entitled to under Section 262 of the Delaware General Corporation Law.

The closing price of the trust stock or LLC interests, as applicable, on any date of determination means:

•	the closing sale price (or, if no closing price is reported, the last reported sale price) of a share of trust stock or an LLC interest, as applicable (regular way), on the NYSE on such date;

•	if the trust stock or the LLC interests are not listed for trading on the NYSE on any such date, the closing sale price as reported in the composite transactions for the principal U.S. securities exchange on which the trust stock or the LLC interests, as applicable, are so listed;

•	if the trust stock or the LLC interests, as applicable, are not so listed on a U.S. national or regional securities exchange, the price as reported by the Nasdaq National Market;

•	if the trust stock or the LLC interests, as applicable, are not so reported, the last quoted bid price for the trust stock or the LLC interests, as applicable, in the over-the-counter market as reported by the National Quotation Bureau or a similar organization; or

•	if the trust stock or the LLC interests, as applicable, are not so quoted, the average of the midpoint of the last bid and ask prices for the trust stock or the LLC interests, as applicable, from at least three nationally recognized investment firms that the company selects for such purpose.

Mandatory Exchange

The LLC agreement and the trust agreement provide that, in the event the company’s board of directors determines that either:

•	the trust or the company, or both, is, or is reasonably likely to be, treated as a corporation for U.S. federal income tax purposes;

•	the trust is, or is reasonably likely to be, required to issue Schedules K-1 to holders of trust stock; or

•	the existence of the trust otherwise results, or is reasonably likely to result, in a material tax detriment to the trust, the holders of trust stock, the company or any of the members,

and the board of directors obtains an opinion of counsel to such effect, the company, as sponsor of the trust, must cause the trust to exchange all shares of trust stock then outstanding for an equal number of LLC interests, which we refer to as a mandatory exchange, and dissolve the trust. The company, as sponsor of the trust, will cause the transfer agent for the trust stock to mail a copy of notice of such exchange to the shareholders of the trust at least 30 days prior to the mandatory exchange. Upon the completion of a mandatory exchange, each holder of shares of trust stock immediately prior to the completion of the mandatory exchange will be admitted to the company as a member in respect of an equal number of LLC interests and the trust will cease to be a member of the company.

Election by the Company

In circumstances where the trust has been dissolved, the LLC agreement provides that the board of directors may, without the consent of the members, cause the company to elect to be treated as a corporation for U.S. federal income tax purposes only if the board receives an opinion from a nationally recognized financial adviser to the effect that the market valuation of the company is expected to be significantly lower as a result of the company continuing to be treated as a partnership for U.S. federal income tax purposes than if the company instead elected to be treated as a corporation for U.S. federal income tax purposes.

Dissolution of the Trust and the Company

The LLC agreement provides for the dissolution and winding up of the company upon the occurrence of:

•	the adoption of a resolution by a majority vote of the board of directors approving the dissolution, winding up and liquidation of the company and such action has been approved by the affirmative vote of a majority of the outstanding LLC interests entitled to vote thereon;

•	the unanimous vote of its members to dissolve, wind up and liquidate the company; or

•	a judicial determination that an event has occurred that makes it unlawful, impossible or impractical to carry on the business of the company as then currently operated as determined in accordance with Section 18-802 of the Delaware Limited Liability Company Act.

Following the occurrence of a dissolution event with respect to the company, each share of trust stock will be mandatorily exchanged for an LLC interest and the company will then be liquidated in accordance with the terms of the LLC agreement. Upon liquidation and winding up of the company, the then holders of LLC interests will be entitled to share ratably in the assets of the company legally available for distribution following payment to creditors.

Anti-Takeover Provisions

Certain provisions of the management services agreement, the trust agreement and the LLC agreement may make it more difficult for third parties to acquire control of the trust and the company by various means. These provisions could deprive the shareholders of the trust of opportunities to realize a premium on the shares of trust stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the trust stock. These provisions are intended to:

•	protect the position of our Manager and its rights to manage the business and affairs of the company under the management services agreement;

•	enhance the likelihood of continuity and stability in the composition of the board of directors of the company and in the policies formulated by the board;

•	discourage certain types of transactions which may involve an actual or threatened change in control of the trust and the company;

•	discourage certain tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of the trust and the company to consult first with the board of directors of the company to negotiate the terms of any proposed business combination or offer; and

•	reduce the vulnerability of the trust and the company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of the outstanding shares of trust stock or that is otherwise unfair to shareholders of the trust.

Anti-Takeover Effects of the Management Services Agreement

The limited circumstances in which our Manager may be terminated means that it will be very difficult for a potential acquirer of the company to take over the management and operation of our business. Under the terms of the management services agreement, our Manager may only be terminated by the company in the following circumstances:

•	our shares underperform a weighted average of two benchmark utilities indices by more than 30% in relative terms and more than 2.5% in absolute terms in 16 out of 20 consecutive quarters prior to and including the most recent full quarter, and the holders of a minimum of 66 2/3% of trust stock (excluding any shares of trust stock owned by our Manager or any affiliate of our Manager) vote to remove our Manager;

•	our Manager materially breaches the terms of the management services agreement and such breach continues unremedied for 60 days after notice;

•	our Manager acts with gross negligence, willful misconduct, bad faith or reckless disregard of its duties in carrying out its obligations under the management services agreement or engages in fraudulent or dishonest acts; or

•	our Manager experiences certain bankruptcy events.

In addition to the limited circumstances in which our Manager can be terminated under the terms of the management services agreement, the management services agreement provides that in circumstances where the trust stock ceases to be listed on a recognized U.S. exchange or on the Nasdaq National Market as a result of the acquisition of trust stock by third parties in an amount that results in the trust stock ceasing to meet the distribution and trading criteria on such exchange or market, the Manager has the option to either propose an alternate fee structure and remain our Manager or resign, terminate the management services agreement upon 30 days’ written notice and be paid a substantial termination fee. The termination fee payable on the Manager’s exercise of its right to resign as our Manager subsequent to a delisting of our shares could delay or prevent a change in control that may favor our shareholders. Furthermore, in the event of such a delisting and unless otherwise approved in writing by our Manager, any proceeds from the sale, lease or exchange of a significant amount of assets must be reinvested in new assets of our company. We will also be prohibited from incurring any new indebtedness or engaging in any transactions with the shareholders of the trust, the company or their affiliates without the prior written approval of the Manager. These provisions could deprive the shareholders of the trust of opportunities to realize a premium on the shares of trust stock owned by them.

Furthermore, upon resignation of our Manager and the termination of the management services agreement, or within 30 days of a delisting of our shares unless otherwise agreed by our Manager, the trust, the company and its subsidiaries will cease using the Macquarie brand entirely, including changing their names to remove any reference to “Macquarie.” Similarly, if our Manager’s appointment is terminated by the company, the trust, the company and its subsidiaries will cease using the Macquarie brand within 30 days of termination.

Anti-Takeover Provisions in the Trust Agreement and the LLC Agreement

A number of provisions of the LLC agreement and the trust agreement also could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the trust and the company. The trust agreement and the LLC agreement prohibit the merger or consolidation of the trust and the company with or into any limited liability company, corporation, trust or any other unincorporated business or the sale, lease or exchange of all or substantially all of the trust’s and the company’s assets unless the board of directors adopts a resolution by a majority vote approving such action and unless such action is approved by the affirmative vote of a majority of the outstanding shares of trust stock entitled to vote thereon; provided, however, that any shares of trust stock held by the Manager or an affiliate or associate of the Manager shall not be entitled to vote to approve any merger or consolidation with or into, or sale, lease or exchange to, the Manager or any affiliate or an associate thereof. In addition, the LLC agreement and the trust agreement contain provisions based on Section 203 of the Delaware General Corporation Law which prohibit the company and the trust from engaging in a business combination with an interested shareholder unless such business combination is approved by the affirmative vote of the holders of 66 2/3% of the outstanding trust stock of the company’s sole member (other than those shares held by the interested shareholder or any affiliate or associate thereof).

A “business combination” means:

•	any merger or consolidation of the trust, the company or a subsidiary of the company with an interested shareholder or any person that is, or after such merger or consolidation would be, an affiliate or associate of an interested shareholder; or

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with, or proposed by or on behalf of, an interested shareholder or an affiliate or associate of an interested shareholder of any assets of the trust, the company or a subsidiary of the company, having an aggregate fair market value of not less than ten percent of the net investment value of the company; or

•	the issuance or transfer by the trust, the company or any subsidiary of the company (in one transaction or series of transactions) of any securities of the trust, the company or any subsidiary of the company to, or proposed by or on behalf of, an interested shareholder or an affiliate or associate of an interested shareholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of not less than ten percent of the net investment value of the company; or

•	any spinoff or split-up of any kind of the trust, the company or a subsidiary of the company proposed by or on behalf of an interested shareholder or an affiliate or associate of the interested shareholder; or

•	any reclassification of the trust stock or LLC interests (including any reverse split of shares of trust stock or LLC interests, or both) or recapitalization of the trust or the company, or both, or any merger or consolidation of the trust or company with any subsidiary of the company, or any other transaction that has the effect of increasing the percentage of the outstanding shares of the trust, the company or any subsidiary of the company or any class of securities of the company or any subsidiary of the company or the trust convertible or exchangeable for shares of trust stock, LLC interests or equity securities of any subsidiary, as the case may be, that are directly or indirectly owned by an interested shareholder or any affiliate or associate of an interested shareholder; or

•	any agreement, contract or other arrangement providing for any one or more of the actions in the above bullet points.

Please see “Our Manager — Management Services Agreement — Fees” for a description of the definition of “net investment value.”

An “interested shareholder” is a person (other than our Manager, the trust, the company or any subsidiary of the company or any employee benefit plan) who:

•	is, or was at any time within the three-year period immediately prior to the date in question, the beneficial owner of 15% or more of the shares of trust stock or LLC interests, as the case may be, and who did not become the beneficial owner of such amount of shares of trust stock or LLC interests, as the case may be, pursuant to a transaction that was approved by the company’s board of directors; or

•	is an assignee of, or has otherwise succeeded to, any shares of trust stock or LLC interests, as the case may be, of which an interested shareholder was the beneficial owner at any time within the three-year period immediately prior to the date in question, if such assignment or succession occurred in the course of a transaction, or series of transactions, not involving a public offering.

Subject to the right of our Manager to appoint one director and his or her successor in the event of a vacancy, the LLC agreement authorizes only the board of directors of the company to fill vacancies, including for newly created directorships. This provision could prevent a shareholder of the trust from effectively obtaining an indirect majority representation on the board of directors of the company by permitting the existing board to increase the number of directors and to fill the vacancies with its own nominees. The LLC agreement and the trust agreement also provide that, with the exception of the director appointed to serve as Chairman by our Manager, directors may be removed only for cause and only by the affirmative vote of holders of 66 2/3% of the outstanding trust stock.

The trust agreement and the LLC agreement do not permit holders of the trust stock to act by written consent. Instead, shareholders may only take action via proxy, which, when the action relates to the trust’s exercise of its rights as a member of the company, may be presented at a duly called annual or special meeting of members of the company and will constitute the vote of the trust. For so long as the trust remains the company’s sole member, the trust shall act by written consent, including to vote its LLC interests in a manner that reflects the vote by proxy of the holders of the trust stock. Furthermore, the trust agreement and the LLC agreement provide that special meetings may only be called by the chairman of the board of directors of the company or by resolution adopted by the board of directors. The trust agreement and the LLC agreement also provide that members, or holders of trust stock, seeking to bring business before an annual meeting of members or to nominate candidates for election as directors at an annual meeting of members of the company, must provide notice thereof in writing to the company not less than 120 days and not more than 150 days prior to the anniversary date of the preceding year’s annual meeting of the company. In addition, the member or holder of trust stock furnishing such notice must be a member or shareholder of record on both (1) the date of delivering such notice and (2) the record date for the determination of members or shareholders entitled to vote at such meeting. The LLC agreement and the trust agreement specify certain requirements as to the form and content of a member’s or shareholder’s notice, as the case may be. These provisions may preclude members or holders of trust stock from bringing matters before an annual meeting or from making nominations for directors at an annual or special meeting.

Authorized but unissued shares of trust stock are available for future issuance, without approval of the shareholders of the trust. These additional shares of trust stock may be utilized for a variety of purposes, including future public offerings to raise additional capital or to fund acquisitions. The existence of authorized but unissued shares of trust stock could render more difficult or discourage an attempt to obtain control of the trust by means of a proxy contest, tender offer, merger or otherwise.

In addition, the board of directors of the company has broad authority to amend the LLC agreement and the trust agreement, as discussed below. The board could, in the future, choose to amend the LLC agreement to include other provisions which have the intention or effect of discouraging takeover attempts.

Disclosure Requirements Applicable to Ten Percent Investors

In the event that we are required to obtain approval from the City of Chicago in the future for any matter, including to expand our district cooling system in downtown Chicago or to amend the use agreement we have entered into with the City of Chicago, we will need to, and certain of our investors may need to, submit an Economic Disclosure Statement, or EDS, to the City of Chicago. The LLC agreement and the trust agreement require any holder of ten percent of the shares of trust stock to prepare and provide to us an executed EDS for submission to the City within 30 days of our written request. As previously disclosed, the City of Chicago may also require and EDS form from an investor that holds between 7.5% and 10% of our outstanding trust stock; however, such investors are not obligated to provide an EDS to us. Completion of the then current EDS is likely to involve making a number of representations, acknowledgements and agreements, including the following:

Representations

•	the investor has not had a “business relationship” with any City of Chicago elected official in the 12 months before the date of the EDS;

•	the investor is not delinquent in the payment of any tax administered by the Illinois Department of Revenue, nor is it or its affiliates delinquent in paying any fine, fee, tax or other charge owed to the City of Chicago;

•	the investor and its affiliates have not, in the past five years, been found in violation of any City of Chicago, state or federal environmental law or regulation;

•	the investor, and its officers, directors, partners, members, managers and executive directors, if any, have not, in the past five years, been convicted or found liable in connection with a public transaction or contract or antitrust violations, fraud, falsification or destruction of records, making false statements, had one or more public transactions terminated for cause or default or engaged in acts of bribery, bid-rigging or bid collusion; and

•	the investor has searched any and all of its records and the records of any and all predecessor entities for records of investments or profits from slavery, the slave industry or slaveholder insurance policies, and has either found no such records and no records of names of any slaves or slaveholders or has provided full disclosure to the City of Chicago as required in the EDS.

Acknowledgements and Agreements

•	the investor will comply fully with the City’s Governmental Ethics and Campaign Financing Ordinances;

•	the investor understands and will comply with the applicable requirements of the City of Chicago’s Governmental Ethics Ordinance and the provisions of the Municipal Code relating to cooperation with investigations by the Inspector General; and

•	the investor will comply with all statutes, ordinances and regulations on which the EDS is based.

Each investor that submits an EDS must also supplement the EDS for any changes up to the time the City of Chicago takes action on the matter.

If the City of Chicago determines that any information provided in an EDS is false, incomplete or inaccurate, it could rescind or void our use agreement or any other arrangement that we have with the City of Chicago at that time, as well as pursue any remedies under the use agreement or such other arrangements. Furthermore, the City of Chicago could decline to allow us or any investor that submits an EDS to participate in other transactions with the City of Chicago.

Any EDS filed by an investor may become publicly available. By completing and signing an EDS, an investor will have waived and released any possible rights or claims which it may have against the City of Chicago in connection with the public release of information contained in the EDS and also will have authorized the City of Chicago to verify the accuracy of any information submitted in the EDS. The filing of an EDS will entitle the City of Chicago to investigate the creditworthiness of the investor named in the EDS. For further details on the currently required disclosures, we refer you to the current form of EDS, which can be found at the City of Chicago’s website at egov.cityofchicago.org.

Amendment of the LLC Agreement

The LLC agreement may be amended by a majority vote of the board of directors of the company, except with respect to the following provisions, which effectively require an affirmative vote of at least a majority of the outstanding shares of trust stock:

•	the purpose or powers of the company;

•	the authorization of additional LLC interests;

•	the provisions regarding the right to acquire LLC interests after an acquisition exchange described above;

•	the right of a holder of trust stock to enforce the LLC agreement;

•	the hiring of a replacement manager following the termination of the management services agreement;

•	the merger or consolidation of the company, the sale, lease or exchange of all or substantially all of the company’s assets and certain other business combinations or transactions;

•	the right of holders to vote on the dissolution of the company; and

•	the provision of the LLC agreement governing amendments thereof.

In addition, the consent of our Manager is required to amend the provisions providing for the duties of our Manager and the secondment of our officers pursuant to the management services agreement, the provision entitling our Manager to appoint the director who will serve as the chairman of the board of directors of the company for so long as the management services agreement is in effect and the provision of the LLC agreement governing amendments thereof.

Amendment of the Trust Agreement

The trust agreement may be amended by the company, as sponsor of the trust. However, the company may not:

•	enter into or consent to any amendment which would cause the trust to fail or cease to qualify for the exemption from the status of an “investment company” under the Investment Company Act of 1940 or be classified as anything other than a grantor trust for U.S. federal income tax purposes;

•	cause the trust to issue a class of equity securities other than the shares or issue any debt securities or any derivative securities or amend the provision of the trust agreement prohibiting any such issuances;

•	enter into or consent to any amendment of the trust agreement that would affect the exclusive and absolute right of the shareholders of trust stock to direct the voting of the trust, as a member of the company, with respect to all matters reserved for the vote of members pursuant to the LLC agreement;

•	engage in the merger or consolidation of the trust, the sale, lease or exchange of all or substantially all of the trust’s assets and certain other business combinations or transactions;

•	change the number of authorized shares without the affirmative vote of a majority of the shares of trust stock; or

•	amend the provision of the trust agreement governing the amendment thereof without the affirmative vote of a majority of the shares of trust stock.

Transfer Agent and Registrar

The transfer agent and registrar for the shares of trust stock and the LLC interests is The Bank of New York.

Listing

The shares are listed on the NYSE under the symbol “MIC.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal (and certain state and local) income tax considerations associated with the purchase, ownership and disposition of shares as of the date hereof by U.S. holders (as defined below) and non-U.S. holders (as defined below). Except where noted, this discussion deals only with shares held as capital assets by holders who acquired shares upon their original issuance and does not address special situations, such as those of:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	insurance companies;

•	persons holding shares as a part of a hedging, integrated or conversion transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons liable for alternative minimum tax.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder, or the Regulations, and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those described below.

A “U.S. holder” of shares means a beneficial owner of shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

A “non-U.S. holder” of shares means a beneficial owner of shares that is an individual, a corporation, an estate or a trust that is not a U.S. holder.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares, we urge you to consult your own tax adviser.

No statutory, administrative or judicial authority directly addresses the treatment of shares or instruments similar to shares for U.S. federal income tax purposes. As a result, we cannot assure you that the Internal Revenue Service, or the IRS, or the courts will agree with the tax consequences described herein. A different treatment from that described below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the shares. If you are considering the purchase of shares, we urge you to consult your own tax adviser concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of shares, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

Status of the Trust

Under current law and assuming full compliance with the terms of the trust agreement (and other relevant documents), although the matter is not free from doubt, in the opinion of Shearman & Sterling LLP, the trust will be classified a grantor trust for U.S. federal income tax purposes and not as an association taxable as a corporation. As a result, for U.S. federal income tax purposes, you generally will be treated as the beneficial owner of a pro rata portion of the interests in the company held by the trust. You should be aware that an opinion of counsel is not binding on the IRS or the courts. Therefore, there can be no assurance that the IRS will not contend, or that a court will not ultimately hold, that the trust does not constitute a grantor trust for U.S. federal income tax purposes. If the trust is found not to constitute a grantor trust for U.S. federal income tax purposes or the board of directors determines that the existence of the trust results or is reasonably likely to result in a material tax detriment to holders, among other things, then the board of directors may agree to dissolve the trust and transfer LLC interests to holders in exchange for shares of trust stock.

Status of the Company

A partnership is not a taxable entity and incurs no U.S. federal income tax liability. Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, which we refer to as the qualifying income exception, exists with respect to publicly traded partnerships of which 90% or more of the gross income during each taxable year consists of “qualifying income” within the meaning of Section 7704(d) of the Code. Qualifying income includes dividends, interest and capital gains from the sale or other disposition of stocks and bonds. We estimate that at least 90% of our gross income for each taxable year will constitute income that Shearman & Sterling LLP has opined or will opine is qualifying income within the meaning of Section 7704(d) of the Code.

Under current law and assuming full compliance with the terms of the LLC agreement (and other relevant documents) and based upon factual representations made by us, in the opinion of Shearman & Sterling LLP, the company will be classified as a partnership for U.S. federal income tax purposes. The factual representations made by us upon which Shearman & Sterling LLP has relied are: (a) the company has not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; and (b) for each taxable year, more than 90% of the company’s gross income will be income that Shearman & Sterling LLP has opined or will opine is qualifying income within the meaning of Section 7704(d) of the Code.

There can be no assurance that the IRS will not assert that the company should be treated as a publicly traded partnership taxable as a corporation. No ruling has been or will be sought from the IRS, and the IRS has made no determination, as to the status of the company for U.S. federal income tax purposes or whether the company’s operations generate “qualifying income” under Section 7704(d) of the Code. Whether the company will continue to meet the qualifying income exception is a matter that will be determined by the company’s operations and the facts existing at the time of future determinations. However, the company’s board of directors will use its best efforts to cause the company to operate in such manner as is necessary for the company to continue to meet the qualifying income exception.

If the company fails to satisfy the qualifying income exception described above (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable period of time after the discovery of such failure) or if the company elects to be treated as a corporation based upon a determination of the board of directors in the circumstances described in “Description of Shares — Authorized Trust Stock — Election by the Company” above, the company will be treated as if it had transferred all of its assets, subject to its liabilities, to a newly formed corporation, on the first day of the year in which it failed to satisfy the exception, in return for stock in that corporation, and then distributed that stock to the holders in liquidation of their interests in the company. This contribution and liquidation should be tax-free to holders (except for a non-U.S. holder with respect to its indirect interest in MIC Inc., but only if MIC Inc. were considered a U.S. real property holding corporation at such time but the newly formed corporation were not considered a U.S. real property holding corporation) and the company so long as the company, at that time, does not have liabilities in excess of its tax basis in its assets. Thereafter, the company would be treated as a corporation for U.S. federal income tax purposes. If the company were taxable as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception described above or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the holders of shares, and its net income would be taxed to it at the tax rates applicable to domestic corporations. In addition, any distribution made to the trust would be treated as taxable dividend income, to the extent of the company’s current or accumulated earnings and profits, or, in the absence of current and accumulated earnings and profits, a nontaxable return of capital to the extent of each holder’s tax basis in its LLC interests, or taxable capital gain, after the holder’s tax basis in its LLC interests is reduced to zero. Taxation of the company as a corporation could result in a material reduction in a holder’s cash flow and after-tax return and thus could result in a substantial reduction of the value of the shares.

The discussion below is based on Shearman & Sterling LLP’s opinion that the company will be classified as a partnership for U.S. federal income tax purposes.

U.S. Holders

Treatment of Company Income

A partnership does not incur U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account its share of items of income, gain, loss, deduction and other items of the partnership. Accordingly, each holder will be required to include in income its allocable share of our income, gain, loss, deduction and other items for our taxable year ending with or within its taxable year. In computing a partner’s U.S. federal income tax liability, such items must be included, regardless of whether cash distributions are made by the partnership. Thus, holders may be required to include income without a corresponding current receipt of cash if the company generates taxable income but does not make cash distributions. The character of an item of income, gain, loss, deduction or other items will generally be determined at the partnership level (rather than at the partner level). Our taxable year will end on December 31 unless otherwise required by law.

Under the Code, “qualified dividend income” received by (or allocable to) non-corporate taxpayers, including individuals, from qualified foreign corporations and most domestic corporations generally is subject to tax at the lower rate applicable to long-term capital gain. In general, a “qualified foreign corporation” is a foreign corporation that (1) is incorporated in a possession of the United States or (2) is eligible for the benefits of a tax treaty that is a “comprehensive income tax treaty” to which the United States is a party. A foreign corporation will also be treated as a qualified foreign corporation with respect to any dividend paid by such corporation if the stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States. However, dividends from a passive foreign investment company, or PFIC, will not be treated as qualified dividend income. In addition, for a shareholder to receive qualifying dividend income with respect to dividends paid on the shares, the shareholder generally must hold the stock on which the dividend is paid more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. In the case of dividend income recognized by the company, the holding period requirement must be met both by the company with respect to the stock and by the holder with respect to its shares of trust stock (in each case, as determined with respect to the ex-dividend date for the stock on which the dividend is paid).

Dividends received by the company from U.S. corporations (including MIC Inc.) generally will constitute qualified dividend income. Any dividends received by the company that do not constitute qualified dividend income will be taxed to U.S. holders at the tax rates generally applicable to ordinary income.

Dividends received by the company from foreign corporations in which it may own stock from time to time may constitute “qualified dividend income” if such foreign corporations satisfy the definition of a “qualified foreign corporation.” We cannot assure you that dividends from foreign corporations whose stock we subsequently acquire will constitute qualified dividend income.

Unless Congress enacts legislation providing otherwise, the reduced rates for qualified dividend income will not apply for taxable years beginning after December 31, 2010, and the law as in effect prior to the enactment of the qualified dividend income provisions will apply.

Allocation of the Company’s Profits and Losses

For U.S. federal income tax purposes, a holder’s distributive share of the company’s income, gain, loss, deduction and other items will be determined by the LLC agreement, unless an allocation under the agreement does not have “substantial economic effect,” in which case the allocations will be determined in accordance with the “partners’ interests in the partnership.” The company believes that the allocations pursuant to the LLC agreement should be considered to have substantial economic effect.

If the allocations provided by the LLC agreement were successfully challenged by the IRS, the amount of income or loss allocated to holders for U.S. federal income tax purposes under the agreement could be increased or reduced or the character of the income or loss could be modified.

Treatment of Distributions

Distributions of cash by a partnership (including distributions made in redemption of less than all of a partnership interest) are generally not taxable to the distributee to the extent the amount of cash does not exceed the distributee’s tax basis in its partnership interest. Thus, any cash distributions made by the company will be taxable to a holder only to the extent such distributions exceed the holder’s tax basis in the LLC interests it is treated as owning (see “— Tax Basis in LLC Interests” below). Any cash distributions in excess of a holder’s tax basis generally will be considered to be gain from the sale or exchange of the shares (see “— Disposition of Shares” below).

Disposition of Shares

If a U.S. holder transfers shares, it will be treated for U.S. federal income tax purposes as transferring its pro rata share of the LLC interests held by the trust. If such transfer is a sale or other taxable disposition, the U.S. holder will generally be required to recognize gain or loss measured by the difference between the amount realized on the sale and the U.S. holder’s adjusted tax basis in the LLC interests deemed sold. The amount realized will include the U.S. holder’s share of the company’s liabilities, as well as any proceeds from the sale. The gain or loss recognized will generally be taxable as capital gain or loss, except that the gain will be ordinary income to the extent attributable to the U.S. holder’s allocable share of unrealized gain or loss in assets of the company to the extent described in Section 751 of the Code (including unremitted earnings of any controlled foreign corporations held, directly or indirectly, by the company). Capital gain of non-corporate U.S. holders is eligible to be taxed at reduced rates where the LLC interests deemed sold are considered held for more than one year. Capital gain of corporate U.S. holders is taxed at the same rate as ordinary income. Any capital loss recognized by a U.S. holder on a sale of shares will generally be deductible only against capital gains, except that a non-corporate U.S. holder may also offset up to $3,000 per year of ordinary income. U.S. holders who purchase shares at different times and sell all or part of the shares within a year of their most recent purchase are urged to consult their tax advisers regarding the application of certain “split holding period” rules to them and the treatment of any gain or loss as long-term or short-term capital gain or loss.

In general, a U.S. holder who is deemed to dispose of an interest in a PFIC may be subject to certain adverse tax consequences unless one of certain specific tax elections (if available) is made. These consequences are generally that (1) any gain derived from the deemed disposition of such stock, as well as any “excess distribution” that is treated as received from the PFIC (i.e., a distribution that exceeds 125% of the average distributions from the shorter of the prior three years and the holder’s holding period), would be treated as ordinary income that was earned ratably over each day in the holder’s holding period for the stock, (2) the portion of such gain or distribution that is allocable to prior taxable years generally would be subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. holder and (3) an interest charge would be imposed on the resulting tax liability as if such liability represented a tax deficiency for the past taxable years.

A U.S. holder would be deemed to dispose of an interest in a PFIC if the company disposes of stock in a PFIC, the company receives an excess distribution from a PFIC or such U.S. holder disposes of shares at a time when the company holds stock in a PFIC. We urge you to consult your own tax advisers with respect to the application of the PFIC rules to your particular circumstances.

Tax Basis in LLC Interests

A U.S. holder’s initial tax basis in the LLC interests it is treated as holding will equal the sum of (a) the amount of cash paid by such U.S. holder for its shares and (b) such U.S. holder’s share of the company’s liabilities. A U.S. holder’s tax basis in the LLC interests it is treated as holding will be increased by (a) the U.S. holder’s share of the company’s taxable income, including capital gain, (b) the U.S. holder’s share of the company’s income, if any, that is exempt from tax and (c) any increase in the U.S. holder’s share of the company’s liabilities. A U.S. holder’s tax basis in the LLC interests it is treated as holding will be decreased (but not below zero) by (a) the amount of any cash distributed (or deemed distributed) to the U.S. holder, (b) the U.S. holder’s share of the company’s losses and deductions, (c) the U.S. holder’s share of the company’s expenditures that are neither deductible nor properly chargeable to its capital account and (d) any decrease in the U.S. holder’s share of the company’s liabilities.

Treatment of Securities Loans

A U.S. holder whose shares are loaned to a “short seller” to cover a short sale of shares may be considered as having disposed of those shares. If so, such U.S. holder would no longer be a beneficial owner of a pro rata portion of the LLC interests with respect to those shares during the period of the loan and may recognize gain or loss from the disposition. As a result, during the period of the loan, (1) any of our income, gain, loss, deduction or other items with respect to those shares would not be reported by the U.S. holder, and (2) any cash distributions received by the U.S. holder as to those shares would be fully taxable, likely as ordinary income. Accordingly, U.S. holders who desire to avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their shares.

Limitations on Interest Deductions

The deductibility of a non-corporate U.S. holder’s “investment interest expense” is generally limited to the amount of that holder’s “net investment income.” Investment interest expense would generally include interest expense incurred by the company, if any, and investment interest expense incurred by the U.S. holder on any margin account borrowing or other loan incurred to purchase or carry shares. Net investment income includes gross income from property held for investment and amounts treated as portfolio income, such as dividends and interest, under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. For this purpose, any long-term capital gain or qualifying dividend income that is taxable at long-term capital gains rates is excluded from net investment income unless the U.S. holder elects to pay tax on such gain or dividend income at ordinary income rates.

Syndication and Other Expenses

In general, expenses incurred by us that are considered “miscellaneous itemized deductions” may be deducted by a U.S. holder that is an individual, estate or trust only to the extent that they exceed 2% of the adjusted gross income of such U.S. holder. The Code imposes additional limitations (which are scheduled to be phased out between 2006 and 2010) on the amount of certain itemized deductions allowable to individuals, by reducing the otherwise allowable portion of such deductions by an amount equal to the lesser of:

•	3% of the individual’s adjusted gross income in excess of certain threshold amounts; or

•	80% of the amount of certain itemized deductions otherwise allowable for the taxable year.

In addition, these expenses are also not deductible in determining the alternative minimum tax liability of a U.S. holder. The company will report such expenses on a pro rata basis to the holders, and each U.S. holder will determine separately to what extent they are deductible on such U.S. holder’s tax return. A U.S. holder’s inability to deduct all or a portion of such expenses could result in an amount of taxable income to such U.S. holder with respect to the company that exceeds the amount of cash actually distributed to such U.S. holder for the year. We anticipate that management fees the company will pay will constitute miscellaneous itemized deductions. If the IRS were to successfully assert that any portion of the management fees paid by the company to our Manager should have been paid by MIC Inc., such management fees would not be deductible by the company but would be deductible by MIC Inc. In contrast, if the IRS were to successfully assert that any portion of the management fees paid by MIC Inc. to our Manager should have been paid by the company, the company likely would recognize a deemed dividend from MIC Inc. and the company would recognize additional deductions for management fees, which would be subject to the limitations described above.

Expenditures in connection with the issuance and marketing of shares (so-called “syndication fees”) are not eligible for amortization and are not deductible.

Section 754 Election

The company will make the election permitted by Section 754 of the Code. Such an election is irrevocable without the consent of the IRS. The election will generally require a purchaser of shares to adjust its proportionate share of the basis in the company’s assets, or the inside basis, pursuant to Section 743(b) of the Code to fair market value (as reflected in the purchase price for the purchaser’s shares), as if it had acquired a direct interest in the company’s assets. The Section 743(b) adjustment is attributed solely to a purchaser of shares and is not added to the bases of the company’s assets associated with all of the other holders. The Section 754 election, however, could result in adjustments to the inside basis of the company assets, under Section 734, in connection with certain distributions.

The calculations under Section 754 of the Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships and partnerships held by grantor trusts. To help reduce the complexity of those calculations and the resulting administrative costs to the company, the company will apply certain conventions in determining and allocating the Section 743 basis adjustments. It is possible that the IRS will successfully assert that the conventions utilized by the company do not satisfy the technical requirements of the Code or the Regulations and, thus, will require different basis adjustments to be made.

Limitations on Deductibility of Losses

The deduction by a U.S. holder of its share of the company’s losses, if any, will be limited to the lesser of (i) the tax basis in such holder’s shares (and, in turn, in the non-management interests the holder is deemed to own), or (ii) in the case of a holder that is an individual or a closely-held corporation (a corporation where more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), the amount which the holder is considered to be “at risk” with respect to certain activities of the company. In general, the amount “at risk” includes the holder’s actual amount paid for the shares and any share of company debt that constitutes “qualified nonrecourse financing.” The amount “at risk” excludes any amount the holder borrows to acquire or hold its shares if the lender of such borrowed funds owns shares or can look only to shares for repayment. Losses in excess of the amount at risk must be deferred until years in which the company generates taxable income against which to offset such carryover losses.

Passive Activity Income and Loss

Individuals are subject to certain “passive activity loss” rules under Section 469 of the Code. Under these rules, losses from a passive activity generally may not be used to offset income derived from any source other than passive activities. Losses that cannot be currently used under this rule may generally be carried forward. Upon an individual’s disposition of an interest in the passive activity, the individual’s unused passive losses may generally be used to offset other (i.e., non-passive) income. Under temporary Regulations, income or loss from the company’s investments generally will not constitute income or loss from a passive activity. Therefore, income or gains from the company’s investments will not be available to offset a U.S. holder’s passive losses from other sources.

Transferor/Transferee Allocations

In general, the company’s taxable income and losses will be determined monthly and will be apportioned among the holders in proportion to the number of LLC interests treated as owned by each of them as of the close of the last trading day of the preceding month. With respect to any LLC interest that was not treated as outstanding as of the close of the last trading day of the preceding month, the first person that is treated as holding such LLC interest (other than an underwriter or other person holding in a similar capacity) for U.S. federal income tax purposes will be treated as holding such LLC interest for this purpose as of the close of the last trading day of the preceding month. As a result, a holder transferring its shares may be allocated income, gain, loss and deduction realized after the date of transfer.

Section 706 of the Code generally requires that items of partnership income and deductions be allocated between transferors and transferees of partnership interests on a daily basis. It is possible that transfers of shares could be considered to occur for U.S. federal income tax purposes when the transfer is completed without regard to the company’s convention for allocating income and deductions. In that event, the company’s allocation method might be considered a monthly convention that does not literally comply with that requirement.

If the IRS treats transfers of shares as occurring throughout each month and a monthly convention is not allowed by the Regulations (or only applies to transfers of less than all of a holder’s shares) or if the IRS otherwise does not accept the company’s convention, the IRS may contend that taxable income or losses of the company must be reallocated among the holders. If such a contention were sustained, the holders’ respective tax liabilities would be adjusted to the possible detriment of certain holders. The company’s board of directors is authorized to revise the company’s method of allocation between transferors and transferees (as well as among holders whose interests otherwise vary during a taxable period).

Constructive Termination

The company will be considered to have terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total shares within a 12-month period. A constructive termination results in the closing of the company’s taxable year for all holders. In the case of a holder reporting on a taxable year other than a fiscal year ending December 31, the closing of the company’s taxable year may result in more than 12 months of its taxable income or loss being includable in such holder’s taxable income for the year of termination. The company would be required to make new tax elections after a termination, including a new election under Section 754. A termination could also result in penalties if the company were unable to determine that the termination has occurred.

Tax Reporting by the Trust and the Company

Information returns will be filed with the IRS, as required, with respect to income, gain, loss, deduction and other items derived from the shares. The company will file a partnership return with the IRS and intends to issue a Schedule K-1 to the trustee on behalf of the holders. The trustee intends to report to you all necessary items on a tax information statement or some other form as required by law. If you hold your shares through a nominee (such as a broker), we anticipate that the nominee will provide you with an IRS Form 1099 or substantially similar form, which will be supplemented by additional tax information that we will make available directly to you. Furthermore, holders should be aware that recently promulgated Regulations that are applicable as of January 1, 2007 could alter the manner in which tax reporting by the company, the trust and any nominee will be undertaken. We note that, given the lack of authority addressing structures similar to that of the trust and the company, it is not certain that the IRS will agree that the manner in which the trust and the company will report tax information complies with existing law and the Regulations applicable beginning January 1, 2007. If the company or the trust is found not to have reported in a manner consistent with applicable law, the company or the trust could be subject to significant tax penalties, including assessments for periods in prior taxable years.

Audits and Adjustments to Tax Liability

Any challenge by the IRS to the tax treatment by a partnership of any item must be conducted at the partnership, rather than at the partner, level. A partnership ordinarily designates a “tax matters partner” (as defined under Section 6231 of the Code) as the person to receive notices and to act on its behalf in the conduct of such a challenge or audit by the IRS.

Pursuant to the LLC agreement, our Manager will be appointed the “tax matters partner” of the company for all purposes pursuant to Sections 6221-6231 of the Code. The tax matters partner, which is required by the LLC agreement to notify all U.S. holders of any U.S. federal income tax audit of the company, will have the authority under the LLC agreement to conduct any IRS audits of the company’s tax returns or other tax-related administrative or judicial proceedings and to settle or further contest any issues in such proceedings. The decision in any proceeding initiated by the tax matters partner will be binding on all U.S. holders. As the tax matters partner, our Manager will have the right on behalf of all holders to extend the statute of limitations relating to the holders’ U.S. federal income tax liabilities with respect to company items.

A U.S. federal income tax audit of the company’s information return may result in an audit of the returns of the U.S. holders, which, in turn, could result in adjustments of items of a holder that are unrelated to the company as well as to company-related items. In particular, there can be no assurance that the IRS, upon an audit of an information return of the company or of an income tax return of a U.S. holder, might not take a position that differs from the treatment thereof by the company. A U.S. holder would be liable for interest on any deficiencies that resulted from any adjustments. Potential U.S. holders should also recognize that they might be forced to incur substantial legal and accounting costs in resisting any challenge by the IRS to items in their individual returns, even if the challenge by the IRS should prove unsuccessful.

Foreign Tax Credits

Subject to generally applicable limitations, U.S. holders will be able to claim foreign tax credits with respect to certain foreign income taxes paid or incurred by us, withheld on payments made to us or paid by us on behalf of holders. If a holder elects to claim a foreign tax credit, it must include in its gross income, for U.S. federal income tax purposes, both its share of the company’s items of income and gain and also its share of the amount which we deem to be the holder’s portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income derived by the company. U.S. holders may then subtract from their U.S. federal income tax liability the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however, as in the case of investors receiving income directly from foreign sources, the above-described tax credit or deduction is subject to certain limitations. The Code imposes a required holding period on stock for U.S. holders to be eligible to claim such credits. Even if the holder is unable to claim a credit, he or she must include all amounts described above in income. We urge U.S. holders to consult their tax advisers regarding this election and its consequences to them.

Taxation of Certain Foreign Earnings

Under Subpart F of the Code, certain undistributed earnings and certain passive income of a foreign company constituting a controlled foreign corporation, or CFC, as defined in Section 957 of the Code, are taxed to certain U.S. holders prior to being distributed. We believe, but cannot offer any assurances, that none of the foreign companies that the company has invested in are CFCs. In addition, no assurances can be given that other foreign companies in which the company may invest in the future will not be CFCs. Even if a foreign corporation in which we invest constitutes a CFC, we will recognize income in respect of such CFC prior to the receipt of cash distributions only if such CFC recognizes more than a de minimis amount of certain types of income. Distributions made by a foreign company regarded as a CFC could generally constitute “qualified dividend income”; however, the operation of the Subpart F provisions would result in such earnings, when distributed or deemed distributed, not being regarded as “qualified dividend income.” Further, as discussed above in “— Disposition of Shares,” U.S. holders of PFICs may be subject to certain adverse U.S. federal income tax consequences, including a deferred interest charge upon the distribution of previously accumulated earnings.

Taxation of Foreign Currency Transactions

To the extent that the company receives dividends or interest income denominated in a non-U.S. currency, the company may realize gain or loss attributable to fluctuations in the value of such non-U.S. currencies relative to the value of the dollar. In general, gains or losses of the company on the acquisition and disposition of non-U.S. currency will be treated as ordinary income or loss. In addition, gains or losses attributable to fluctuations in exchange rates that occur between the time that the company accrues interest or expenses denominated in a non-U.S. currency and the time that the company collects the interest or pays the expenses may be treated as ordinary income or loss. Further, any gain or loss recognized by the company with respect to derivative instruments used to hedge its foreign currency risk may be treated as ordinary income or loss.

Tax Shelter Disclosure Rules

There are circumstances under which certain transactions must be disclosed to the IRS in a disclosure statement attached to a taxpayer’s U.S. federal income tax return (a copy of such statement must also be sent to the IRS Office of Tax Shelter Analysis). In addition, the Code imposes a requirement on certain “material advisers” to maintain a list of persons participating in such transactions, which list must be furnished to the IRS upon written request. These provisions can apply to transactions not conventionally considered to involve abusive tax planning. Consequently, it is possible that such disclosure could be required by the company or the holders if a holder incurs a loss (in each case, in excess of a threshold computed without regard to offsetting gains or other income or limitations) from the disposition (including by way of withdrawal) of shares or possibly in other circumstances. Furthermore, the company’s material advisers could be required to maintain a list of persons investing in the company pursuant to the Code. While the tax shelter disclosure rules generally do not apply to a loss recognized on the disposition of an asset in which the taxpayer has a qualifying basis (generally a basis equal to the amount of cash paid by the taxpayer for such asset), such rules will apply to a taxpayer recognizing a loss with respect to interests in a pass-through entity (such as the shares) even if its basis in such interests is equal to the amount of cash it paid. We urge U.S. holders to consult their tax advisers regarding the tax shelter disclosure rules and their possible application to them.

Non-U.S. Holders

A non-U.S. holder will not be subject to U.S. federal income tax on such holder’s distributive share of the company’s income, provided that such income is not considered to be income of the holder that is effectively connected with the conduct of a trade or business within the United States. In the case of an individual non-U.S. holder, such holder will be subject to U.S. federal income tax on gains on the sale of shares in the company or such holder’s distributive share of gains if such holder is present in the United States for 183 days or more during a taxable year and certain other conditions are met.

The company should not be treated as “engaged in a trade or business within the United States” and therefore should not realize income that would be treated as effectively connected with the conduct of a trade or business within the United States. If the income from the company is “effectively connected” with a U.S. trade or business carried on by a non-U.S. holder (and, if certain income tax treaties apply, is attributable to a U.S. permanent establishment), then such holder’s share of any income and any gains realized upon the sale or exchange of shares will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens and residents and domestic corporations. Non-U.S. holders that are corporations may also be subject to a 30% branch profits tax (or lower treaty rate, if applicable) on their effectively connected earnings and profits that are not timely reinvested in a U.S. trade or business.

In addition, gains, if any, allocable to a non-U.S. holder and attributable to a sale by the company of a “U.S. real property interest,” or USRPI (other than such gains subject to tax under the rules discussed above), are generally subject to U.S. federal income tax as if such gains were effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business. Moreover, a withholding tax is imposed with respect to such gain as a means of collecting such tax. For this purpose, a USRPI includes an interest (other than solely as a creditor) in a “U.S. real property holding corporation” (in general, a U.S. corporation, at least 50% of whose real estate and trade or business assets, measured by fair market value, consists of USRPIs), as well as an interest in a partnership that holds USRPIs. This withholding tax would be creditable against a non-U.S. holder’s actual U.S. federal income tax liability and any excess withholding tax may generally be eligible for refund. Although a non-U.S. holder who is a partner in a partnership that owns USRPIs is generally subject to tax on its sale or other disposition of its partnership interest to the extent attributable to such USRPIs, no withholding tax is generally imposed on the transfer of publicly traded partnership interests, and gain will not be taxable under the USRPI provisions where the non-U.S. holder owns no more than 5% of a publicly traded entity such as the company. A non-U.S. holder that owns more than 5% of the company should consult its tax adviser about the potential application of the USRPI provisions. In light of our recent acquisitions, we currently believe that we are a U.S. real property holding corporation.

A non-U.S. holder generally will be subject to U.S. federal withholding tax at the rate of 30% (or, under certain circumstances, at a reduced rate provided by an income tax treaty, if applicable) in respect of such holder’s distributive share of dividends from U.S. corporations (including MIC Inc.) and certain other types of U.S.-source income realized by the company.

Non-U.S. holders will be subject to U.S. federal estate tax on the value of U.S.-situs property owned at the time of their death. It is unclear whether partnership interests (such as the LLC interests) will be considered U.S.-situs property. Accordingly, non-U.S. holders may be subject to U.S. federal estate tax on all or part of the value of the LLC interests owned at the time of their death.

Non-U.S. holders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the company.

Regulated Investment Companies and Tax-Exempt Organizations

The company anticipates that more than 90% of a holder’s distributive share of our income during each year will be qualifying income for purposes of the holder’s determination of whether such holder satisfies the income requirements necessary to qualify as a regulated investment company for U.S. federal income tax purposes.

An organization that is otherwise exempt from U.S. federal income tax is nonetheless subject to taxation with respect to its “unrelated business taxable income,” or UBTI, to the extent that its UBTI from all sources exceeds $1,000 in any taxable year. Except as noted below with respect to certain categories of exempt income, UBTI generally includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization’s exempt purpose or function.

UBTI generally does not include passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership (such as the company) in which it is a partner. This type of income is exempt, subject to the discussion of “unrelated debt-financed income” below, even if it is realized from securities trading activity that constitutes a trade or business.

UBTI includes not only trade or business income or gain as described above, but also “unrelated debt-financed income.” This latter type of income generally consists of (1) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is “acquisition indebtedness” at any time during the taxable year and (2) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is acquisition indebtedness at any time during the twelve-month period ending with the date of the disposition.

The company has incurred “acquisition indebtedness” with respect to certain of its assets. To the extent the company recognizes income in the form of dividends and interest from securities with respect to which there is “acquisition indebtedness” during a taxable year, the percentage of the income that will be treated as UBTI generally will be equal to the amount of the income times a fraction, the numerator of which is the “average acquisition indebtedness” incurred with respect to the securities, and the denominator of which is the “average amount of the adjusted basis” of the securities during the period such securities are held by the company during the taxable year.

To the extent the company recognizes gain from securities with respect to which there is “acquisition indebtedness,” the portion of the gain that will be treated as UBTI will be equal to the amount of the gain times a fraction, the numerator of which is the highest amount of the “acquisition indebtedness” with respect to the securities during the twelve-month period ending with the date of their disposition, and the denominator of which is the “average amount of the adjusted basis” of the securities during the period such securities are held by the company during the taxable year. In determining the unrelated debt-financed income of the company, an allocable portion of deductions directly connected with the company’s debt-financed property will be taken into account. In making such a determination, for instance, a portion of losses from debt-financed securities (determined in the manner described above for evaluating the portion of any gain that would be treated as UBTI) would offset gains treated as UBTI. A charitable remainder trust will not be exempt from U.S. federal income tax under the Code for any year in which it has UBTI; in view of the potential for UBTI, the company is not a suitable investment for a charitable remainder trust.

Certain State and Local Taxation Matters

Prospective holders should consider, in addition to the U.S. federal income tax consequences described, potential state and local tax considerations in investing in the shares.

State and local laws often differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A holder’s distributive share of the taxable income or loss of the company generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which the holder is a resident. The company may conduct business in a jurisdiction that will subject a holder to tax (and require a holder to file an income tax return with the jurisdiction in respect to the holder’s share of the income derived from that business). A prospective holder should consult its tax adviser with respect to the availability of a credit for such tax in the jurisdiction in which the holder is a resident.

The company should not be subject to the New York City unincorporated business tax because such tax is not imposed on an entity that is primarily engaged in the purchase and sale of securities for its “own account.” By reason of a similar “own account” exemption, it is also expected that a nonresident individual U.S. holder should not be subject to New York State personal income tax with respect to his or her share of income or gain recognized by us. New York State and New York City residents will be subject to New York State and New York City personal income tax on their income recognized in respect of the shares. Because the company may conduct its business, in part, in New York City, corporate U.S. holders generally will be subject to the New York State franchise tax and the New York City general corporation tax by reason of their investment in the company, unless certain exemptions apply. However, pursuant to regulations, the company may qualify as a “portfolio investment partnership.” Accordingly, non-New York corporate U.S. holders not otherwise subject to New York State franchise tax or New York City general corporation tax may not be subject to such tax solely by reason of investing in shares. No ruling from the New York State Department of Taxation and Finance or the New York City Department of Finance has been, or will be, requested regarding such matters.

Backup Withholding

The company is required in certain circumstances to backup withhold on certain payments paid to noncorporate holders of the company’s shares who do not furnish the company with their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Holders should be aware that certain aspects of the U.S. federal, state and local income tax treatment regarding the purchase, ownership and disposition of shares are not clear under existing law. Thus, we urge holders to consult their own tax advisers to determine the tax consequences of ownership of the shares in their particular circumstances, including the application of U.S. federal, state, local and foreign tax laws.

PLAN OF DISTRIBUTION

We may sell, and our Manager may sell, shares of trust stock in any one or more of the following ways from time to time: (i) through agents; (ii) to or through underwriters; (iii) through brokers or dealers; (iv) directly by us or our Manager to purchasers, including through a specific bidding, auction or other process; or (v) through a combination of any of these methods of sale. The applicable prospectus supplement or term sheet will contain the terms of the transaction, name or names of any underwriters, dealers, agents and the respective amounts of shares underwritten or purchased by them, the public offering price of the shares, and the applicable agent’s commission, dealer’s purchase price or underwriter’s discount. Our Manager or any dealers and agents participating in the distribution of the shares may be deemed to be underwriters, and compensation received by them on resale of the shares may be deemed to be underwriting discounts. Additionally, because our Manager may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, our Manager may be subject to the prospectus delivery requirements of the Securities Act.

Any initial offering price, dealer purchase price, discount or commission may be changed from time to time.

The shares may be distributed from time to time in one or more transactions, at negotiated prices, at a fixed price or fixed prices (that may be subject to change), at market prices prevailing at the time of sale, at various prices determined at the time of sale or at prices related to prevailing market prices.

Offers to purchase shares may be solicited directly by us or our Manager or by agents designated by us from time to time. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the shares so offered and sold.

If underwriters are utilized in the sale of any shares in respect of which this prospectus is being delivered, such shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Shares may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are utilized in the sale of shares, unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters are subject to certain conditions precedent and the underwriters will be obligated to purchase all such shares if any are purchased.

If a dealer is utilized in the sale of the shares in respect of which this prospectus is delivered, we will sell, and our Manager will sell, shares of trust stock to the dealer, as principal. The dealer may then resell such shares to the public at varying prices to be determined by such dealer at the time of resale. Transactions through brokers or dealers may include block trades in which brokers or dealers will attempt to sell shares as agent but may position and resell as principal to facilitate the transaction, or in crosses in which the same broker or dealer acts as agent on both sides of the trade. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the shares so offered and sold. In addition, our Manager may sell shares in ordinary brokerage transactions or in transactions in which a broker solicits purchases.

Offers to purchase shares may be solicited directly by us or by our Manager and the sale thereof may be made by us or our Manager directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof.

Our Manager may also resell all or a portion of its shares in transactions exempt from the registration requirements of the Securities Act in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule, Section 4(1) of the Securities Act or other applicable exemptions, regardless of whether the shares are covered by the registration statement of which this prospectus forms a part.

If so indicated in the applicable prospectus supplement or term sheet, we may, or our Manager may, authorize agents and underwriters to solicit offers by certain institutions to purchase shares from us or our Manager at the public offering price set forth in the applicable prospectus supplement or term sheet pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable prospectus supplement. Such delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement.

Agents, underwriters and dealers may be entitled under relevant agreements with us or our Manager to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof. The terms and conditions of any indemnification or contribution will be described in the applicable prospectus supplement or term sheet. We will pay all expenses incurred with respect to the registration of the shares owned by our Manager, other than underwriting fees, discounts or commissions, which will be borne by our Manager.

We may, or our Manager may, also sell shares through various arrangements involving mandatorily or optionally exchangeable securities, and this prospectus may be delivered in connection with those sales.

We may, or our Manager may, enter into derivative, sale or forward sale transactions with third parties, or sell shares not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement or term sheet indicates, in connection with those transactions, the third parties may sell shares covered by this prospectus and the applicable prospectus supplement or term sheet, including in short sale transactions and by issuing shares not covered by this prospectus but convertible into or exchangeable for or representing beneficial interests in such shares, or the return of which is derived in whole or in part from the value of such shares. If so, the third party may use shares received under those sales, forward sale or derivative arrangements or shares pledged by us or our Manager or borrowed from us, our Manager or others to settle those sales or to close out any related open borrowings of shares, and may use shares received from us or our Manager in settlement of those transactions to close out any related open borrowings of shares. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

Additionally, our Manager may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with our Manager. Our Manager also may sell shares short and redeliver shares to close out such short positions. Our Manager may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. Our Manager also may loan or pledge shares, and the borrower or pledgee may sell or otherwise transfer the shares so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those shares to investors in our shares or our Manager’s securities or in connection with the offering of other securities not covered by this prospectus.

Underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us or our Manager. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer or agent might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by us or our Manager may arrange for other broker-dealers to participate in the resales.

Agents, underwriters and dealers may engage in transactions with, or perform services for, us or our Manager and our respective subsidiaries in the ordinary course of business.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying shares so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the shares in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the shares originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the shares to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. An underwriter may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

The place and time of delivery for the shares will be set forth in the accompanying prospectus supplement or term sheet for such shares.

LEGAL MATTERS

The validity of the shares offered in this prospectus is being passed upon for us and our Manager by Potter Anderson & Corroon LLP, Wilmington, Delaware. Certain legal matters in connection with the shares offered hereby will be passed upon for us and our Manager by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Macquarie Infrastructure Company Trust as of December 31, 2005 and 2004, and the year ended December 31, 2005 and the period April 13, 2004 (inception) to December 31, 2004, the consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows of North America Capital Holding Company for the periods January 1, 2004 through July 29, 2004, July 30, 2004 through December 22, 2004, and for the year ended December 31, 2003, and management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2005 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The report of KPMG LLP dated March 10, 2006, except as to the fifth and sixth paragraphs of Management’s Report on Internal Controls over Financial Reporting (as restated), which are as of October 13, 2006, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005, expresses such firm’s opinion that Macquarie Infrastructure Company Trust did not maintain effective internal control over financial reporting as of December 31, 2005 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states as a result of its evaluation of the Company’s internal control over financial reporting, management has identified a material weakness. Specifically, the internal accounting staff did not possess sufficient technical expertise to ensure the correct application of hedge accounting in accordance with Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities. This material weakness resulted in the restatement of previously filed unaudited financial statements for the quarters ended March 31, 2006 and June 30, 2006, as well as unaudited 2005 quarterly financial statements.

The report of KPMG LLP dated March 10, 2006, except as to the fifth and sixth paragraphs of Management’s Report on Internal Controls over Financial Reporting (as restated), which are as of October 13, 2006, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal controls over financial reporting as of December 31, 2005, contains an explanatory paragraph that states Macquarie Infrastructure Company Trust acquired Eagle Aviation Resources, Ltd. (EAR), on August 12, 2005, and acquired SunPark on October 3, 2005. Management excluded from its assessment of the effectiveness of Macquarie Infrastructure Company Trust’s internal control over financial reporting as of December 31, 2005, both EAR’s and SunPark’s internal control over financial reporting. The EAR assets represent 4.6% of the Company’s total assets at December 31, 2005, and generated 4.1% of the Company’s total revenues during the year ended December 31, 2005. The SunPark assets represent 5.5% of the Company’s total assets at December 31, 2005 and generated 1% of the Company’s total revenues during the year ended December 31, 2005. Such firm’s audit of internal control over financial reporting of Macquarie Infrastructure

Company Trust also excluded an evaluation of the internal control over financial reporting of both EAR and SunPark.

The consolidated balance sheet of Connect M1-A1 Holdings Limited and subsidiary, as of March 31, 2006, and the related consolidated statements of operations, shareholders’ deficit and other comprehensive income (loss) and cash flows for the year ended March 31, 2006, incorporated in this prospectus by reference from the Annual Report on Form 10-K/A of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC filed with the Securities and Exchange Commission on September 29, 2006, have been audited by KPMG LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority of said firm as experts in accounting and auditing.

The consolidated financial statements of K-1 HGC Investment, LLC and subsidiaries as of April 30, 2006 and for the period from July 1, 2005 to April 30, 2006, and as of June 30, 2005 and 2004, and for the year ended June 30, 2005 and the period from August 8, 2003 (date of inception) to June 30, 2004, incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC filed with the Securities and Exchange Commission on June 27, 2006, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Loving Enterprises, Inc. (currently known as IMTT Holdings, Inc.) as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 appearing in the Current Report on Form 8-K/A of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC filed with the Securities and Exchange Commission on May 16, 2006 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon dated April 14, 2006 included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements of IMTT Holdings, Inc. to be included in subsequently filed documents of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Eagle Aviation Resources, Ltd. as of December 31, 2004, and the related statement of income, member’s equity, and cash flows for the year then ended, incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC filed with the Securities and Exchange Commission on October 4, 2005, have been audited by L.L. Bradford & Company, LLC, independent auditors, as stated in their report, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

7,500,000 Shares

Macquarie Infrastructure Company Trust

Each Share of Trust Stock Represents One Beneficial Interest in the Trust

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.
Citigroup
Credit Suisse
A.G. Edwards
Jefferies & Company
Macquarie Securities (USA) Inc.
Stifel Nicolaus

, 2006